08002070

6

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FLSmidth & Co. A/S

*CURRENT ADDRESS Vigerslev & Co. A/S
DK - 2500 Valby
Denmark

**FORMER NAME

PROCESSED
APR 24 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35182 FISCAL YEAR 12/31/08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT :

082-35782

RECEIVED

2008 APR 16 P 2:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-06
AR/S

FLSmidth

Annual Report 1 January to 31 December 2006 for FLSmidth & Co. A/S

Message to the Copenhagen Stock Exchange, No. 06 - 2007, 28 February 2007

The Board of Directors of FLSmidth & Co. A/S has today reviewed and adopted the Annual Report and accounts for January - December 2006. The Report is presented in accordance with International Reporting Standards, which is approved by the EU, and additional Danish disclosure requirements for annual reports of listed companies.

Date: 28.02.2007

The full report is accessible via the Internet at:

http://www.flsmidth.com/flsmidth/english/investor/reports/default.asp

The main conclusions 2006 (continuing activities) are as follows:

Financial performance
In 2006, FLSmidth & Co. saw satisfactory development of its turnover and earnings and had a historically high order backlog at the end of 2006

-Turnover rose by 20% to DKK 12,311m in 2006 up from DKK 10,250m in 2005

-Earnings before interest and tax (EBIT) rose by 95% to DKK 775m in 2006 up from DKK 398m in 2005

-Earnings before tax (EBT) rose by 80% to DKK 924m in 2006 up from DKK 512m in 2005

-Cash flow from operating activities dropped by 21% to DKK 1,372m in 2006 down from DKK 1,731m in 2005

-Order intake rose by 39% to DKK 18,534m in 2006 up from DKK 13,289m in 2005

-The order backlog amounted to DKK 18,264m at the end of 2006, as against DKK 10,834m at the end of 2005, corresponding to an increase of 69%,

The market situation
In 2006, activity has been historically high within all business segments. Activity is expected to remain high in 2007.

Cement: The global market for new contracted cement kiln capacity (exclusive of China) amounted to 140m tonnes per year in 2006 (2005: 75m tonnes per year), FLSmidth & Co.'s share of the market amounting to 29% (2005: 33%)

Minerals: The level of investment in the minerals industry was particularly high in 2006 due to a sustained large global demand for minerals.

Prospects for 2007 (continuing activities)
Sustained favourable business cycles and a continued high level of activity are expected for 2007.

-In 2007, FLSmidth & Co. expects a consolidated turnover of DKK 16-18.5bn, earnings before interest and tax (EBIT) at DKK 1.1-1.3bn and earnings before tax (EBT) at DKK 1.2-1.4bn.
-Cash flows from operating activities in 2007 are expected to amount to approximately DKK 600m, and investments (exclusive of acquisitions) are expected to be extraordinarily high and total approximately DKK 450m due to the general increase in capacity.

-2007 is expected to see an effective tax rate of around 30%.

-For the individual business areas, the prospects for 2007 are as follows:

Cement
Turnover DKK 10-12bn
EBIT ratio approx. 6%

Minerals
Turnover DKK 5-5.5bn
EBIT ratio approx. 9%

Dansk Eternit Holding
Turnover approx. DKK 1.3bn
EBIT ratio approx. 8%

-The prospects of the Cement business for 2007 are based on an unchanged market share and a total market for new cement kiln capacity of 80-90m tonnes per year (exclusive of China). The prospects are also based on a change in product portfolio, as services and spare parts are expected to account for a relatively smaller part of turnover, and the share of turnkey contracts is expected to increase. Both changes will reduce the average EBIT ratio.

-In 2007-2008, the Group's overall EBIT ratio is expected to be 7-8%, depending on the breakdown of turnover into various products and business areas.

-In the longer term, earnings from Minerals will account for a relatively larger part of the Group's overall earnings, which will reduce the effects of any fluctuations in the cement market. Against this background, the Group's EBIT ratio in periods of low activity is expected to be only marginally below the expected EBIT ratio of 7-8% for the coming years.

FLSmidth & Co. A/S
Corporate Public Relations

Stock Exchange Announcement
No. 6-2007


THE PREFERRED SUPPLIER FOR 125 YEARS

Annual Report 2006 **FLSmidth & Co. A/S**

FL

Contents



FLSMIDTH

Group financial highlights
(5 year summary)

DKKm	2002 1)	2003 1)	2004	2005 2)	2006 2)	2006 EURm 3)
PROFIT AND LOSS ACCOUNT						
Net turnover	7,937	8,939	10,597	10,250	12,311	1,650
Gross profit	1,396	1,303	1,412	1,908	2,602	349
Earnings before interest, tax, depreciation, amortisation (EBITDA)	183	136	142	558	953	128
Earnings before interest and tax (EBIT)	(59)	(108)	(186)	398	775	104
Earnings before tax (EBT)	(92)	(101)	(196)	512	924	124
Profit/loss for the year, continuing activities	**(145)**	**(77)**	**(330)**	**530**	**1,107**	**148**
Profit/loss for the year, discontinuing activities	(1,304)	(2,471)	481	(54)	25	3
Profit/loss for the year	**(1,449)**	**(2,548)**	**151**	**476**	**1,132**	**151**
CASH FLOWS						
Cash flow from operating activities	358	232	(299)	1,731	1,372	184
Acquisition of undertakings and activities	(29)	(33)	(3)	(47)	(196)	(26)
Acquisition of tangible assets	(147)	(172)	(148)	(176)	(249)	(33)
Other investments, net	82	2	26	279	48	6
Cash flow from investing activities	(94)	(203)	(125)	56	(397)	(53)
Cash flow from operating and investing activities of continuing activities	264	29	(424)	1,787	975	131
Cash flow from operating and investing activities of discontinuing activities	1,426	304	4,122	21	(75)	(10)
WORKING CAPITAL	**474**	**969**	**878**	**(240)**	**(435)**	**(58)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**(1,079)**	**(1,143)**	**1,191**	**2,600**	**2,847**	**382**
ORDER INTAKE	**8,754**	**8,752**	**8,459**	**13,289**	**18,534**	**2,486**
ORDER BACKLOG	**7,619**	**7,915**	**6,506**	**10,834**	**18,264**	**2,450**
BALANCE SHEET						
Long-term assets	2,166	2,005	1,745	1,913	2,355	316
Short-term assets	4,726	4,105	6,448	7,664	9,764	1,309
Assets held for sale	8,744	5,268	0	0	132	18
Total assets	**15,636**	**11,378**	**8,193**	**9,577**	**12,251**	**1,643**
Consolidated shareholders' equity	5,729	2,916	2,585	2,648	3,192	428
Long-term liabilities	1,963	1,949	1,130	1,271	1,710	229
Short-term liabilities	3,815	3,139	4,478	5,658	7,344	985
Liabilities regarding assets held for sale	4,129	3,374	0	0	5	1
Total equity and liabilities	**15,636**	**11,378**	**8,193**	**9,577**	**12,251**	**1,643**
PROPOSED DIVIDEND TO SHAREHOLDERS	**0**	**0**	**372**	**372**	**372**	**50**
FINANCIAL RATIOS						
Continuing activities						
Adjusted net operating profit after tax (NOPAT)	(116)	(67)	(244)	359	589	79
Average capital employed	3,712	2,807	2,903	747	306	41
Return on capital employed (ROCE) 4)	**(3%)**	**(2%)**	**(8%)**	**48%**	**192%**	**192%**
Contribution margin	*17.6%*	*14.6%*	*13.3%*	18.6%	21.1%	21.1%
EBITDA ratio	*2.3%*	*1.5%*	*1.3%*	5.4%	7.7%	7.7%
EBIT ratio	*(0.7%)*	*(1.2%)*	*(1.8%)*	3.9%	6.3%	6.3%
EBT ratio	*(1.2%)*	*(1.1%)*	*(1.9%)*	5.0%	7.5%	7.5%
Return on shareholders' equity	(23%)	(59%)	5%	18%	39%	39%
Equity ratio	37%	26%	32%	28%	26%	26%
Number of employees at 31 December, Group	**5,832**	**5,479**	**5,625**	**5,849**	**6,862**	**6,862**
Number of employees in Denmark	1,950	1,696	1,642	1,463	1,508	1,508
Share and dividend ratios, Group						
CFPS (cash flow per share), DKK (diluted)	13.8	(3.9)	(2.9)	32.8	24.3	3.3
EPS (earnings per share), DKK (diluted)	(28.2)	(49.3)	2.8	9.1	21.7	2.9
Net asset value, DKK parent company (diluted)	104	52	54	46	38	5.1
Dividend per share, DKK	0	0	7	7	7	0.9
Pay-out ratio (%)	0%	0%	250%	77%	32%	32%
FLSmidth & Co. share price, DKK	55	68.7	102.4	186	359	48
Number of shares 31 December (000s)	53,200	53,200	53,200	53,200	53,200	53,200
Average number of shares (000s) (diluted)	51,896	51,881	52,509	52,518	52,558	52,558
Market capitalisation, DKKm	2,926	3,655	5,448	9,895	19,099	2,562

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts. ROCE is defined in note 34 to the consolidated accounts.

1) The financial highlights for 2004 - 2006 are prepared in accordance with IFRS. The comparative figures for 2002 - 2003 have not been adjusted to the change in accounting policies. The presentation is adjusted so that the discontinuing activities are presented on a separate line.

2) The financial highlights for 2005 - 2006 are prepared in accordance with the change in accounting policy in 2006 regarding measurement of financial assets pursuant to the changed IAS 39. In accordance with the transition provisions for the changed IAS 39, implementation has thus taken place retroactively from 1 January 2005.

3) Profit and loss account items are translated at the average EUR exchange rate of 745.91 and the balance sheet and cash flow items are translated at the year-end EUR exchange rate of 745.60.

4) The method of calculating ROCE has been changed. The comparative figures are adjusted accordingly.

FLSmidth – an outline

FLSmidth in brief

FLSmidth & Co. is the global cement industry's leading supplier of complete plants, equipment and single machine units as well as spare parts and services. It is among the leading providers of similar products to niche markets in the global minerals industry.

Company vision

It is FLSmidth & Co.'s vision to continuously strengthen its position as the preferred partner and leading supplier of equipment and services to the global cement and minerals industries.

FLSmidth & Co. continuously strives to generate a profitable return for its owners through value creating growth. Alliances and acquisitions contribute to strengthening the market position.

Investing in FLSmidth

FLSmidth & Co. A/S is listed on the Copenhagen Stock Exchange and may be described as a project- and service-focused engineering company with a unique global market position, a relatively small amount of capital employed and a large part of the turnover generated in the developing countries.

- The total return on the FLSmidth & Co. share was 97% in 2006 (2005: 89%)
- Earnings per share (diluted) amounted to DKK 21.7 in 2006 (2005: DKK 9.1)
- The return on capital employed (ROCE) was 192% in 2006 (2005: 48%)

Main conclusions 2006 (continuing activities)

Financial performance

- In 2006, FLSmidth & Co. saw satisfactory development of its turnover and earnings and had a historically high order backlog at the end of 2006
- Turnover rose by 20% to DKK 12,311m in 2006 up from DKK 10,250m in 2005
- Earnings before interest and tax (EBIT) rose by 95% to DKK 775m in 2006 up from DKK 398m in 2005
- Earnings before tax (EBT) rose by 80% to DKK 924m in 2006 up from DKK 512m in 2005
- Cash flow from operating activities dropped by 21% to DKK 1,372m in 2006 down from DKK 1,731m in 2005
- Order intake rose by 39% to DKK 18,534m in 2006 up from DKK 13,289m in 2005
- The order backlog amounted to DKK 18,264m at the end of 2006, as against DKK 10,834m at the end of 2005, corresponding to an increase of 69%.

The market situation

In 2006, activity has been historically high within all business segments. Activity is expected to remain high in 2007.

- **Cement:** The global market for new contracted cement kiln capacity (exclusive of China) amounted to 140m tonnes per year in 2006 (2005: 75m tonnes per year), FLSmidth & Co.'s share of the market amounting to 29% (2005: 33%)
- **Minerals:** The level of investment in the minerals industry was particularly high in 2006 due to a sustained large global demand for minerals.

Prospects for 2007 (continuing activities)

- Sustained favourable business cycles and a continued high level of activity are expected for 2007.
- In 2007, FLSmidth & Co. expects a consolidated turnover of DKK 16-18.5bn, earnings before interest and tax (EBIT) at DKK 1.1-1.3bn and earnings before tax (EBT) at DKK 1.2-1.4bn.
- Cash flows from operating activities in 2007 are expected to amount to approximately DKK 600m, and investments (exclusive of acquisitions) are expected to be extraordinarily high and total approximately DKK 450m due to the general increase in capacity.
- 2007 is expected to see an effective tax rate of around 30%.
- For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover DKK 10-12bn	EBIT ratio approx. 6%
Minerals	Turnover DKK 5-5.5bn	EBIT ratio approx. 9%
Dansk Eternit Holding	Turnover approx. DKK 1.3bn	EBIT ratio approx. 8%

- The prospects of the Cement business for 2007 are based on an unchanged market share and a total market for new cement kiln capacity of 80-90m tonnes per year (exclusive of China). The prospects are also based on a change in product portfolio, as services and spare parts are expected to account for a relatively smaller part of turnover, and the share of turnkey contracts is expected to increase. Both changes will reduce the average EBIT ratio.
- In 2007-2008, the Group's overall EBIT ratio is expected to be 7-8%, depending on the breakdown of turnover into various products and business areas.
- In the longer term, earnings from Minerals will account for a relatively larger part of the Group's overall earnings, which will reduce the effects of any fluctuations in the cement market. Against this background, the Group's EBIT ratio in periods of low activity is expected to be only marginally below the expected EBIT ratio of 7-8% for the coming years.

Turnover and EBT ratio – historical trend


DKKm
14000
12000
10000
8000
6000
4000
2000
0
10%
8%
6%
4%
2%
0%
-2%
-4%
2002
2003
2004
2005
2006
EBT ratio
Turnover

Turnover 2006 – segment breakdown


10%
1%
27%
62%
Cement
Minerals
Dansk Eternit Holding
Other

EBIT-result 2006 – segment breakdown


10%
0%
33%
56%
Cement
Minerals
Dansk Eternit Holding
Other

Turnover 2006 – geographical breakdown


6%
14%
36%
19%
3%
16%
6%
Scandinavia
Rest of Europe
North America
South America
Africa
Australia
Asia

Turnover 2006 – by type of country


46%
54%
Developing countries
Developed countries

Group structure *


FLSmidth & Co.
Cement
Minerals
FLSmidth
FLSmidth
Project Divisions
FLSmidth
Customer Services
FLSmidth
Automation
FLSmidth
Airtech
Pfister
Ventomatic
MAAG Gear
FFE Minerals
ABON Engineering
Excel
Crusher Technologies
Excel
Foundry and Machine
MVT
Materials Handling
Möller
Materials Handling
Dansk Eternit Holding

* Business-oriented Group structure which differs from the legal corporate structure.





Management's review

Major events in 2006

The earnings expectations regarding the core business for 2006 were fulfilled.

2006 was in many ways a landmark year for FLSmidth & Co.

One of the most important events was the founder families' surrender of control over the company after nearly 125 years of ownership, which meant that the uncertainty regarding the Group's future ownership structure was finally settled. FLSmidth is today a listed company with one class of shares, 98% of which are freely available to the investing public (free float).

2006 was also the year in which strategic focus was definitely directed towards growth and acquisitions in the core business. Accordingly, 2006 saw several acquisitions in the Minerals segment.

On the technological front, 2006 saw another milestone being achieved with the signing of a contract for the world's largest cement production line. This 12,000 tonnes per day project marks a 20% boost in capacity compared to the hitherto largest cement plants. The contract was signed with one of the world's leading cement producers, Holcim, for their St. Genevieve plant on the Mississippi river in the USA.

Ownership structure

In December 2001, Potagua announced that in the longer term it did not wish to continue as the operational owner of FLSmidth & Co. As a result, early 2006 saw the signing of an agreement between FLSmidth & Co. and Potagua FLS on a tax-exempt exchange of Potagua FLS shares for FLSmidth & Co. shares, Potagua FLS thus becoming a subsidiary of FLSmidth & Co.

On 16 March 2006, FLSmidth & Co. submitted a voluntary conditional offer to acquire all A and B shares in Potagua FLS A/S against consideration in the form of new shares in FLSmidth & Co. based on the ratio 1.2122 FLSmidth & Co. shares for each Potagua FLS share. On that occasion, the FLSmidth & Co. Board of Directors submitted a proposal to merge the Company's A and B share classes into one on a 1:1 basis subject to the completion of the share exchange offer.

The share exchange and the merger of the A and B share classes took place on 2 May 2006.

On 1 August 2006, the Boards of Directors of FLSmidth & Co. A/S and Potagua FLS A/S announced the final decision to carry out a taxable merger of the two companies with FLSmidth & Co. A/S being the continuing company and Potagua FLS A/S the discontinuing company.





Acquisitions in 2006
Effective 1 July 2006, FFE Minerals acquired US-based Excel Foundry and Machine, Inc., which is a leading provider of quality spare parts and services to the mining and aggregate industries. Also effective 1 July 2006, FFE Minerals acquired the remaining 49% of the shares in the subsidiary Excel Crusher Technologies, LLC. The total acquisition price was DKK 174m. As at 1 July 2006, both companies became wholly-owned members of FFE Minerals. Excel Crusher Technologies is consolidated as a minority interest for the whole year, while Excel Foundry and Machine is consolidated with effect from 1 July 2006. In the second half of 2006, Excel Foundry and Machine contributed with DKK 118m in turnover.

In October 2006, the Dansk Eternit Holding Group acquired the trading companies IBS in Holland and SFS in Slovakia.

Market conditions
2006 saw positive market and earnings developments in all business segments.

As a result of the strong business cycles, the order intake in 2006 reached a historic high and the order backlog at the end of 2006 was consequently at its highest level ever. The higher order intake in 2006 will primarily be reflected in the turnover for 2007 to 2009, since delivery times extend up to 2-3 years.

Cement
In 2006, the global demand for new cement production capacity exceeded all expectations and historical records. On a worldwide basis (exclusive of China) 140 million tonnes per year of new cement kiln capacity was contracted in 2006, which is nearly twice the former record of 75 million tonnes per year in 2005. FLSmidth's market share in 2006 amounted to 29% (2005: 33%) measured on the basis of orders received in terms of actual cement kiln capacity. The cement industry remains a very active market, and FLSmidth & Co. expects the global demand for new contracted cement kiln capacity (exclusive of China) to be 80-90 million tonnes per year in 2007.

Minerals
The preceding years' underinvestment in new capacity combined with rising global demand for raw materials has resulted in depleted stocks and higher commodity prices. Consequently, the mining companies have increased their investments in new production capacity, and this trend is expected to continue in 2007. In 2006, FFE Minerals increased its market share in the segments with which it is actively involved.

Dansk Eternit Holding
The European market for building materials has been growing at an increasing rate over the past 1-2 years. Sales in Europe were generally affected by the relatively cold and late winter in the first half of 2006, but benefitted from the mild autumn and winter in the second half.

Developments in order intake and order backlog in 2006
The total order intake amounted to DKK 18,534m in 2006, this being a 39% increase on 2005 (2005: DKK 13,289m). Orders received for services and spare parts totalled DKK 2,865m in 2006, which is an increase of 23% on 2005 (2005: DKK 2,325m). The total order backlog amounted to DKK 18,264m at the end of 2006 (end of 2005: DKK 10,834m).

In FLSmidth and FFE Minerals operations with a relatively short turnaround time, the present order intake is typically reflected in the turnover after 6 – 18 months. In major projects, the order intake manifests itself continuously in the turnover within a time frame of 24 – 30 months.

Development in order intake and order backlog the past eight quarters

Cement (DKKm)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Order intake	2,723	2,524	1,850	3,440	3,528	4,858	2,054	2,209
Order backlog	6,380	7,247	7,484	8,636	10,742	13,707	13,900	13,531

Minerals (DKKm)	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Order intake	588	684	679	801	1,006	1,887	1,334	1,658
Order backlog	1,502	1,732	1,886	2,198	2,690	3,842	4,208	4,733

Management's review



Developments in profit and loss account and balance sheet for 2006 (continuing activities)

Turnover and gross profit

The turnover amounted to DKK 12,311m in 2006, representing an increase of 20% on 2005 (2005: DKK 10,250m). Turnover has increased in all business segments, particularly in Minerals whose turnover rose 53% compared to 2005, reflecting the higher order backlog at the beginning of the year. Growth in Cement amounted to 12% and in Dansk Eternit Holding 6%.

The gross profit amounted to DKK 2,602m in 2006 (2005: DKK 1,908m), which corresponds to a contribution ratio of 21.1% (2005: 18.6%). The higher contribution ratio stems from a combination of the market situation, improved product mix, better contractual terms and better order execution.

In 2006, DKK 169m (2005: DKK 143m) was spent on research and development, and DKK 8m (2005: DKK 5m) of this amount was capitalised. For further details, see the report on page 36.

Capacity costs and earnings

Sales, distribution and administrative costs amounted to DKK 1,730m in 2006 (2005: DKK 1,447m) corresponding to 14.1% of the turnover (2005: 14.1%).

Depreciation and write-downs amounted to DKK 178m in 2006 (2005: DKK 160m).

Earnings before interest and tax (EBIT) amounted to DKK 775m in 2006 (2005: DKK 398m) which represents an EBIT ratio of 6.3% (2005: 3.9%). All three business segments contributed to the improved result.

In Cement, the 2006 earnings before interest and tax (EBIT) amounted to DKK 437m (2005: DKK 196m) which means an EBIT ratio of 5.7% (2005: 2.9%). The improved result is due to the market situation and better order execution.

In Minerals, the 2006 earnings before interest and tax (EBIT) amounted to DKK 258m (2005: DKK 103m) which means an EBIT ratio of 7.9% (2005: 4.8%), and all business segments posted better results than previously. The improved result is due to the market situation and better order execution.

In Dansk Eternit Holding, the 2006 earnings before interest and tax (EBIT) amounted to DKK 81m (2005: DKK 61m) which means an EBIT ratio of 6.7% (2005: 5.3%). The higher ratio is primarily due to a change in product mix.

Financial net income in 2006 amounted to DKK 149m (2005: DKK 114m) and positively reflects capital gains of DKK 39m (2005: DKK 111m) deriving from the sale of minor interests in Cement and exchange rate adjustments.

The earnings before tax (EBT) amounted to DKK 924m (2005: DKK 512m), which means an EBT ratio of 7.5% (2005: 5.0%). Adjusted for non-recurring financial income the EBT ratio was 7.2% in 2006.

Quarterly developments in turnover and EBIT ratio


DKKm
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
10%
8%
6%
4%
2%
0%
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Net turnover
EBIT ratio





Tax for the year amounted to DKK -183m (income) (2005: DKK -18m (income)) due to recognition of a share of the Group's deferred tax asset. Corporation taxes paid in 2006 amounted to DKK 172m (2005: DKK 76m). The effective tax percentage in 2006 was 26% before recognition of previous, non-recognised tax assets.

The profit for the year of the continuing activities amounted to DKK 1,107m (2005: DKK 530m).

Changes in major balance sheet items
The balance sheet total had risen to DKK 12,251m at the end of 2006 from DKK 9,577m at the end of 2005. The balance sheet total reflects the general high level of activity in the Group and the acquisition of undertakings and activities in 2006.

Assets
Long-term assets amounted to DKK 2,355m at the end of 2006 (end of 2005: DKK 1,913m). The increase compared to last year derives primarily from financial assets, deferred tax assets having increased by DKK 365m due to recognition of the Group's deferred tax asset and to consolidation of Excel Foundry & Machine.

Short-term assets amounted to DKK 9,764m at the end of 2006 (end of 2005: DKK 7,664m). The change in 2006 is primarily due to increasing work-in-progress for third parties and increasing trade debtors attributable to the higher order backlog.
Cash funds have risen DKK 198m reflecting free cash flow at the amount of DKK 975m (2005: DKK 1,787m) adjusted for dividend distributed and purchase of own shares.

Liabilities
Liabilities amounted to DKK 9,054m at the end of 2006 (end of 2005: DKK 6,929m). This increase is mainly attributable to higher prepayments from customers and increasing work-in-progress for third parties.

Shareholders' equity
The consolidated shareholders' equity at the end of 2006 amounted to DKK 3,192m (end of 2005: DKK 2,648m), representing an equity ratio of 26% (2005: 28%). The equity ratio fell in 2006 due to the higher balance sheet total and the distribution of dividend in 2006 and the purchase of own shares. The return on shareholders' equity in 2006 amounted to 39% (2005: 18%).

Development in cash flows in 2006
Cash flow from operating activities amounted to DKK 1,372m in 2006 (2005: DKK 1,731m). Both in 2005 and 2006, the cash flow positively reflected large prepayments on an increasing number of new projects.

In major projects prepayments typically account for around 15% of the contract value, the remaining payments being covered through letters of credit. As the project progresses, additional milestone payments are received so that the net cash flow is generally positive from the project begins until it ends.

During periods like the present, when the order backlog is growing, the cash flows from operating activities in the project business temporarily benefit from increasing prepayments – the opposite being the case during periods of declining order backlog. The prepayments received this year will be used to pay subsuppliers and to pay for operations over the next one or two years. In 2006, the order backlog rose by DKK 7.4bn and prepayments received from customers increased by DKK 1.1bn.

Cash flows and funds tied up in Pfister, Ventomatic, MAAG Gear, FFE Minerals and Dansk Eternit Holding reflect more the pattern of a traditional production company in which tied-up capital increases in periods of rising activity as was the case in 2006. FFE Minerals, however, is increasingly receiving prepayments from customers in connection with major projects, which had a positive effect on the company's cash flow from operating activities in 2006.



Management's review



As a consequence of the large prepayments, the working capital at the end of 2006 amounted to DKK -435m (2005: DKK -240m). Within the respective business segments, the working capital at the end of 2006 amounted to: Cement: DKK -617m (2005: DKK -639m), Minerals DKK 28m (2005: DKK 216m) and Dansk Eternit Holding DKK 197m (2005: DKK 175m).

Cash flow from investing activities amounted to DKK -397m in 2006 (2005: DKK 56m). Acquisition of activities and undertakings amounted to DKK 196m and consists mainly of the acquisition of Excel Foundry and Machine Inc. and the remaining 49% of the shares in Excel Crusher Technologies LLC. Sale of financial assets amounted to DKK 59m (2005: DKK 225m) and consists of the disposal of several minor Cement interests. Investments in tangible assets amounted to DKK -249m in 2006 (2005: DKK -176m).

Cash flow from operating and investing activities amounted to a total of DKK 975m in 2006 (2005: 1,787m).

Net interest-bearing receivables amounted to DKK 2,847m at the end of 2006 (end of 2005: DKK 2,600m).

Capital employed and return on capital employed (ROCE)
Capital employed averaged DKK 306m in 2006 (2005: DKK 747m) and the return on capital employed (ROCE) in 2006 was 192% (2005: 48%).

Capital structure and dividend
As a result of the positive cash flow development in 2006, the Group's financial resources were further strengthened during the past year.

The Board of Directors will propose at the Annual General Meeting that for 2006 a dividend of DKK 7 per share be distributed, corresponding to 32% of the profit for the year.

According to the general objective of the capital structure defined by FLSmidth & Co. in 2006, the financial net debt is to be between one and three times EBITDA. Financial net debt is defined as NIBD adjusted for outstanding guarantees.

At 31 December 2006, the financial net debt amounted to DKK 1,776m (end of 2005: DKK 500m) corresponding to 1.9 times EBITDA (end of 2005: 0.95 times EBITDA).

NIBD (net interest-bearing receivables)	DKK (2,847m)
Outstanding guarantees	DKK 4,623m
Financial net debt	DKK 1,776m

Own shares
On releasing the half-yearly report the Board of Directors of FLSmidth & Co. A/S introduced a buy-back programme for own shares at up to DKK 800m within the limits of the existing authorisation of the Board of Directors to acquire own shares representing up to 10% of the share capital. The shareholders' equity is reduced in step with the buy-back programme being implemented.

The buy-back of own shares takes place pursuant to Section 48 of the Danish Companies Act, and shares that are acquired in this context shall be included in FLSmidth & Co.'s holding of own shares and may subsequently be used as payment in connection with acquisitions, placed on the market or cancelled.

FLSmidth & Co.'s holding of own shares at 31 December 2006 totalled 1,062,092 shares representing 2.0% of the share capital (31 December 2005: 999,563). Since the buy-back programme was announced, FLSmidth & Co. has bought back 762,000 shares at a total value of DKK 215m, which represents an average price per share of 282. Out of the total holding of own shares at 31 December 2006, 648,083 shares are allocated to outstanding options, see also note 7 to the consolidated accounts.

Strategy

Cement and Minerals
The Group applies the same basic technologies in Cement and Minerals, and over the coming years it plans to expand its Minerals activities to reach a comparable level to Cement, thereby becoming less dependent on the cyclical developments in the cement industry.

Another important focus area in the Group is to increase its activities in the **aftermarket for services and spares**, making it less sensitive to the cyclical changes in both the cement and minerals industries. Sales of services and spares progressed in 2006 and this trend is expected to continue in the coming years. Efforts are being made to develop several new service concepts including operation and maintenance contracts.

Research and development continues to have high priority with a view to maintaining a technological edge on the competition. The extension and modernisation of the laboratory at Dania in Denmark was completed in the first half of 2006. Growing activity in both the cement and minerals industries has increased the need for analysis of customer material samples. It has therefore been decided to build a new laboratory in India in 2007 which will serve the local markets.



The engineering activities in India continued to expand in 2006. At 31 December 2006, there were 1,386 persons permanently employed in India, which represents an increase of 45% since 31 December 2005 (957). The many new employees in India are receiving training by experts from the project centres in Denmark and USA. A brand new office complex has been built near the present office in Chennai to accommodate the growing workforce. The office will be inaugurated in March 2007.

An ongoing structured effort is being made to identify and check the quality of new **suppliers in low-cost countries** to strengthen the Group's competitive position. The capacity of the Group's manufacturing facility in Qingdao in China was doubled in 2006 with the erection of a completely new 12,000 square metre machine shop which was inaugurated in January 2007.

Other activities
Dansk Eternit Holding and Densit will not in the longer term be part of the Group's core business. The developments in Dansk Eternit Holding are described in further detail on pages 32-33. In 2006, Densit posted a turnover of DKK 144m (2005: DKK 132m) and an EBIT result of DKK 9m (2005: DKK 10m).

Discontinuing activities
As announced to the Copenhagen Stock Exchange on 23 January 2007, MAAG Gear has signed an agreement with the German gear producer Renk AG to sell its marine and turbo gear activities. The transaction is conditional, inter alia, upon the approval of the authorities and is expected to be finalised by the end of April 2007. The parties have agreed not to disclose the selling price. Due to the agreement signed, in the annual accounts MAAG Gear's marine and turbo activities have been reclassified from continuing to discontinuing activities, and the related assets and liabilities have also been reclassified as Assets held for sale and Liabilities regarding assets held for sale.

Incentive plan
Currently, share options are issued under three different incentive plans. At 31 December 2006 there was a total of 648,083 outstanding options of a total market value of DKK 145m.

Plan (2006)
As announced in connection with the half-yearly report, 206,000 share options were issued in August to the management and senior managers. The exercise price is 230 and the exercise period is August 2009 – August 2012. At 31 December 2006, there were 206,000 unexercised share options under this plan and the fair value was DKK 35m. The fair value is calculated by means of a Black-Scholes model based on a current share price of 359, and a volatility of 33.44%. The effect of the plan on the profit and loss account in 2006 was DKK 2m. The plan is categorised as an equity-settled share-based payment arrangement. The value of options is recognised in the profit and loss account on a straight line basis as staff costs according to the accruals concept from the time of allotment until the first time of acquisition, as a result of which no further recognition in the profit and loss account takes place at the time of exercise.

Plan (2003-2005)
At 31 December 2006, there was a total of 400,000 unexercised options under this plan, and the fair value of them was DKK 101m (end of 2005: DKK 95m). The fair value is calculated by means of a Black-Scholes model based on a current share price of 359, a volatility of 33.44% and a normal annual dividend of DKK 3 per share. The effect of the plan on the profit and loss account in 2006 was DKK 5m (2005: DKK 12m). The plan is categorised as an equity-settled share-based payment arrangement and is treated in the accounts as Plan (2006).

Plan (1998-1999)
At 31 December 2006, there was a total of 42,083 unexercised options under this plan, and the fair value of them was DKK 9m (end of 2005: DKK 8m). The fair value is calculated by means of a Black-Scholes model based on a current share price of 359, and a volatility of 33.44%. The plan is categorised as a cash-based payment arrangement. The value of options is recognised in the profit and loss account and is stated in the balance sheet among other creditors. The effect of the plan on the profit and loss account in 2006 was DKK 12m (2005: DKK 8m).

Employee shares
On the occasion of the FLSmidth Group's 125th anniversary, it was decided to grant employee shares to all the Group's employees. 103,490 shares from the parent company's holding of own shares were allocated to this purpose as at 29 December 2006, representing on average in excess of 5,000 DKK per employee.

Prospects for 2007
In 2007, FLSmidth & Co. expects a consolidated turnover of DKK 16-18.5bn, earnings before interest and tax (EBIT) at DKK 1.1-1.3bn and earnings before tax (EBT) at DKK 1.2-1.4bn.

Management's review



For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover 10-12bn	EBIT ratio	approx. 6%
Minerals	Turnover 5-5.5bn	EBIT ratio	approx. 9%
Dansk Eternit Holding	Turnover approx. 1.3bn	EBIT ratio	approx. 8%

Cash flow from operating activities in 2007 is expected to be approximately DKK 600m, and investments (exclusive of acquisitions) are expected to be exceptionally high, amounting to approximately DKK 450m due to a general increase in capacity. The effective tax rate for 2007 is expected to be around 30%.

The prospects of the Cement business for 2007 are based on an unchanged market share and a total market for new cement kiln capacity of 80-90m tonnes per year (exclusive of China). The prospects are also based on a change in product portfolio, as services and spare parts are expected to account for a relatively smaller part of turnover, and the share of turnkey contracts is expected to increase. Both changes will reduce the average EBIT ratio.

Long-term growth and earnings prospects

The cement market is typically more sensitive to cyclical changes than the minerals market, because the ups and downs in minerals are to some extent evened out due to the individual minerals markets not being fully synchronised.

The market for new cement capacity is expected to have peaked in 2006, but the market prospects are strong for both 2007 and 2008. As delivery lead times may be up to 2-3 years, the turnover in Cement is expected to peak in 2008-2009.

The market for new production capacity in Minerals is expected to continue to grow in 2007. Historically, the level of investment in the minerals industry matches the price development of minerals with a time lag of 2-3 years, which means that investments typically peak 2-3 years later than prices. Delivery lead times in Minerals are up to 1-3 years, which means that the turnover is likely to continue to grow over the coming years.

In both Cement and Minerals, the aftermarket offers the greatest margins. In the coming years with major projects accounting for a relatively larger share of the total turnover, the change in product portfolio will have a negative impact on the contribution ratio. On the other hand, the higher turnover leads to a higher operational gearing, which has a positive effect on the operating margin.

In both Cement and Minerals, aftermarket sales of services and spare parts are expected to rise in the wake of the current high level of investment in new capacity.

In 2007-2008, the Group's overall EBIT ratio is expected to be 7-8%, depending on the breakdown of turnover into various products and business areas.

In the longer term, earnings from Minerals will account for a relatively larger share of the Group's total earnings, which will reduce the effect of any fluctuations in the Cement market. Against this background, the Group's EBIT ratio in periods of low activity is expected to be only marginally below the expected EBIT ratio of 7-8% for the coming years.

Events occurring after the balance sheet date

As announced to the Copenhagen Stock Exchange on 20 December 2006, FFE Minerals has acquired KOCH Transporttechnik Germany and KOCH Transporttechnik Austria. KOCH Transporttechnik is among the world's leading suppliers of conveying systems to a number of industries and is the world leader in pipe conveyors. The acquisition is subject to the approval of the authorities which is expected to be granted in the first quarter of 2007, and the parties have agreed not to disclose the selling price. In 2007, KOCH anticipates a turnover in excess of DKK 600m which will contribute positively to the FLSmidth Group's earnings in 2007.

Since 31 December 2006, FLSmidth has announced two new major contracts. One is the contract with Irish Cement Limited, valued at some DKK 390m, for a new cement production line with a capacity of 4,000 tonnes cement clinker per day. The production line is to be built at Platin Cement Works near Drogheda in eastern Ireland, 50 kilometres north of Dublin. The other is a contract for a cement plant for Kokshe Cement, which is partly owned by East Energy Company (EEC) of Kazakhstan. The value of the contract exceeds DKK 670m. The some two million tonnes per year plant will be built 300 kilometres northwest of the Kazakhstani capital of Astana.

As announced to the Copenhagen Stock Exchange on 23 January 2007, FLSmidth's Swiss subsidiary, MAAG Gear AG, has signed an agreement with the German gear producer RENK AG – which is a member of the MAN Group – to sell MAAG Gear AG's marine and turbo gear activities. The transaction is conditional, inter alia, upon the approval of the authorities and is expected to finally take place by the end of April 2007. The parties have agreed not to disclose the selling price.

Statement by the Board and Management on the Annual Report

The Board of Directors and the Management have today reviewed and adopted the 2006 Annual Report for the FLSmidth & Co. Group. The Annual Report is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for annual reports of companies listed on the Stock Exchange.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's and the parent company's assets and liabilities and financial standing as at 31 December 2006 and of the financial results of the Group's activities and cash flows in the period from 1 January 2006 to 31 December 2006.

Copenhagen, 28 February 2007

Corporate Management	Jørgen Huno Rasmussen *Group CEO*	Poul Erik Tofte *Group Executive Vice President (CFO)*	Bjarne Moltke Hansen *Group Executive Vice President*	Christian Jepsen *Group Executive Vice President*
Board of Directors	Jørgen Worning *Chairman*	Jens S. Stephensen *Vice Chairman*	Jens Palle Andersen	Torkil Bentzen
	Frank Lund	Jesper Ovesen	Johannes Poulsen	Bo Steffensen
	Søren Vinther			

The independent auditors' report

To the shareholders of FLSmidth & Co. A/S

We have audited the FLSmidth & Co. A/S Annual Report for the financial year 1 January to 31 December 2006 consisting of the Statement by the Board and Management on the Annual Report, the Management's review, the Accounting policies, the Profit and loss account, the Balance sheet, the Statement of the shareholders' equity, the Cash flow statement and notes of the Group and the parent company. The Annual Report is presented in conformity with the International Financial Reporting Standards as approved by the EU and additional Danish disclosure requirements for annual reports of companies listed on the Stock Exchange.

The responsibility of the Board and Management for the Annual Report

The Board of Directors and the Management are responsible for preparing and presenting an Annual Report which gives a true and fair view in conformity with the International Reporting Standards as approved by the EU and with additional Danish disclosure requirements for annual reports of companies listed on the Stock Exchange. This responsibility includes planning, implementing and maintaining internal controls that are relevant for the preparation and presentation of an annual report which gives a true and fair view free of material misstatements, regardless of whether such misstatements are due to fraud or errors, as well as choice and adoption of appropriate accounting policies and accounting estimates which are reasonable in the circumstances.

Auditor's responsibility and the audit performed

Our responsibility is to present a conclusion on the Annual Report based on our audit. We have conducted our audit in accordance with Danish and international auditing standards. These standards require that we comply with ethical requirements and plan and conduct the audit to obtain a high degree of certainty that the Annual Report is free of material misstatements.

An audit comprises procedures to obtain audit evidence for the amounts and information stated in the Annual Report. The procedures chosen depend on the auditors' judgement including an assessment of the risk of material misstatements in the Annual Report, regardless of whether such misstatements are due to fraud or errors. In assessing the risk, the auditor shall consider internal controls that are relevant for the Company to prepare and present an Annual Report which gives a true and fair view for the purpose of planning auditing procedures that are suitable in the circumstances, but not for the purpose of expressing an opinion on the efficiency of the Company's internal control. An audit also includes a statement of opinion on whether the accounting policies adopted by the Board of Directors and Management are appropriate, whether the accounting estimates made by the Board of Directors and Management are reasonable as well as an evaluation of the overall presentation of the Annual Report.

In our opinion, the audit evidence is sufficient and suitable as a basis for our conclusion.

Our audit did not give rise to qualifications.

Conclusion

In our opinion, the Annual Report gives a true and fair view of the assets and liabilities of the Group and parent company and their financial position at 31 December 2006 as well as the results of their operations and their cash flows for the financial year 2006 in conformity with the International Financial Reporting Standards as approved by the EU and additional Danish disclosure requirements regarding the annual reports of companies listed on the Stock Exchange.

Copenhagen, 28 February 2007

Deloitte Statsautoriseret Revisionsaktieselskab	Erik Holst Jørgensen State Authorised Public Accountant	Anders Dons State Authorised Public Accountant

Group Board and Management

Board of Directors



Jørgen Worning
Chairman of the Board of Directors since 2002, age 66, MSc (engineering).
Managerial posts: Chairman of the Boards of Directors of: Bang & Olufsen A/S, Alk-Abelló A/S.
Member of the Remuneration Committee.



Jens Stephensen
Vice Chairman of the Board of Directors since 2002, age 65, MSc (engineering).
Managerial posts: Chairman of the Boards of Directors of BornholmsTrafikken A/S, Pindstrup Mosebrug A/S, Algoma Tankers (Denmark) A/S, Holm & Grut A/S, Avenue Teatret, Danish Airlease ApS and Dansk Vejrhane og Mejsekassefabrik A/S.
Member of the Remuneration Committee.



Torkil Bentzen
Member of the Board of Directors elected at the General Meeting since 2002, age 60, MSc (engineering).
Managerial posts: Chairman of the Boards of Directors of Burmeister & Wain Scandinavian Contractor A/S, Energi E2 Renewables Ibericas, Spain. Vice Chairman of Narvik Energi A/S, Norway and Statens og Kommunernes Indkøbsservice A/S. Member of the Boards of Directors of Mesco Denmark A/S and Siemens Aktieselskab, Denmark. Member of the Council of the Confederation of Danish Industries. Chairman of the Energy Industry association within the Confederation of Danish Industries.
Member of the Remuneration Committee.



Jesper Ovesen
Member of the Board of Directors elected at the General Meeting since 2005, age 49, State Authorised Public Accountant, CEO of KIRKBI A/S.
Managerial posts: Member of the Boards of Directors of Skandinaviske Enskilda Banken AB and SEB Pensionsforsikring A/S, Merlin Entertainments S.a.r.l., Valcon A/S, MODULEX A/S, KIRKBI AG and INTERLEGO AG.



Søren Vinther
Member of the Board of Directors elected at the General Meeting since 2005, age 63, mechanical engineer, Dipl.Bus.Admin.
Managerial posts:
Chairman of the Board of Directors of Weiss A/S.
Vice Chairman of the Boards of Directors of the Danish Employers Association and A/S De Smithske/Desmi.
Member of the Board of Directors of Aalborg Portland A/S and of the Council and Executive Committee of the Confederation of Danish Industries.

Management



Jørgen Huno Rasmussen
Group Chief Executive Officer of FLSmidth & Co. A/S since January 2004, age 54, MSc (engineering), Dipl.Bus. Admin. and PhD (Techn.Sc.).
Managerial posts: Member of the Boards of Directors of Vestas Wind Systems A/S and SCION-DTU A/S. Member of the Boards of Representatives of Tryg smba in Denmark and the Industrial Employers in Copenhagen.



Christian Jepsen
Group Executive Vice President, FLSmidth & Co. A/S since October 2005.
CEO of FLSmidth Inc., USA, age 48, MSc (Bus.Admin., Finance and Accounting).
Managerial posts: Member of the Board of Directors of Industrial Automation Group A/S.



Bjarne Moltke Hansen
Group Executive Vice President of FLSmidth & Co. A/S since August 2002 with overall responsibility for the FLS product companies and Parts & Services, age 45, BSc (engineering).
Managerial posts: Vice Chairman of the Board of Directors of GEO. Member of the Board of Directors of Dreisler Invest A/S.



Poul Erik Tofte
Group Executive Vice President and CFO of FLSmidth & Co. A/S since January 2003, age 50, MSc (Econ.) and Dipl.Bus.Admin.
Managerial posts: Member of the Board of Directors of Dansk Kapitalanlæg.



Johannes Poulsen
Member of the Board of Directors elected at the General Meeting since 2002, age 64, MSc (Bus.Admin. & Org.). Chief Executive Officer of BUUR INVEST A/S.
Managerial posts: Chairman of the Boards of Directors of Global Wind Power Holding A/S, Global Wind Power Invest ApS and Global Wind Power A/S. Chairman of the Supervisory Boards of the Danish International Investment Funds IFU, IØ and IFV. Vice Chairman of the Boards of Directors of Eksport Kredit Finansiering A/S, Extend Reach Corporation A/S, Bukkehave A/S.
Member of the Boards of Directors of AXCEL Industriinvestor A/S, AXCEL II A/S, Bernhard Lauritsen, Tarm A/S, VM Tarm A/S, A/S D.T.P., Dantherm A/S, the Export Credit Fund, JP/Politikens Hus A/S, Frandsen Lighting A/S, Frandsen Lighting Holding A/S, VerPan ApS, Skjern Papirfabrik A/S and S.P. Holding A/S.



Jens Palle Andersen
Member of the Board of Directors elected by the employees since 2006, age 57, BSc Elec., Project Manager.



Frank Lund
Member of the Board of Directors elected by the employees since 2006, age 47, Service Sales Manager, MSc Elec.Eng., Grad.Dipl.EBA.



Bo Steffensen
Member of the Board of Directors elected by the employees since 2006, age 44, engineer, Chief LEAN officer.



125 years of engineering – FLSmidth 125 years of progress

The 125th anniversary of FLSmidth is a very special occasion. It is fascinating to look back on our history – the technology and the people responsible for moving the company forward in an age when cars, electricity and the telephone had barely been invented.

In the service of the company, FLSmidth employees bravely made their long and lonely way to every corner of the planet. They travelled by ship and train and kept in contact with their families, colleagues and company by letters that took months to arrive. And on arriving at their destination, it took many hard-working hands to get the wheels of production moving.

The foundations of the present FLSmidth were laid in a Copenhagen suburb in 1882 when Frederik Læssøe Smidth opened his so-called Technical Bureau – a consultancy business whose main focus was to purchase machinery and build plants, notably brick and tile works.

125 years later the Technical Bureau is now FLSmidth, a worldwide engineering group which employs some 7,000 people and is the world's leading supplier of equipment and consultancy to the cement and minerals industries.

FLSmidth & Co. is formed
By the end of the 1880s Frederik Læssøe Smidth's business had grown so big that he took on first Alexander Foss and later Poul Larsen as partners. The business changed its name to FLSmidth & Co., and it soon became clear that this trio would become very successful.

The first major cement machinery contract was signed in 1887. The three engineers were commissioned to build a modern and efficient cement plant for Limhamn Cementbolag in Sweden, a project that attracted great interest in international cement circles.

During the following years, FLSmidth opened offices in London and New York and already at the beginning of the twentieth century offices were opened in Beijing (1912) and Japan (1922). Meanwhile, the company invented a new cement type and revolutionised the cement industry by introducing the rotary kiln and the raw mill.

Those days stand in stark contrast to the reality of today. Nowadays, most processes at FLSmidth and at cement plants worldwide are automated. Email, telephone and high-speed travel have made distances shorter. The world has become a smaller place. If this trend continues, what will the future hold? What will it mean for FLSmidth, and how can we help shape the future in partnership with our customers? All this remains to be seen, but we will do our part to ensure that we remain at the forefront. We shall remain at the cutting edge of technological development, setting new standards for the cement and minerals industries.

FLSmidth is therefore consistently focusing on research and development with a worldwide staff of engineers involved in technological innovation.


125
125 years of creative, brave and dynamic people

It is all about progress

FLSmidth's first 125 years have been characterised by enterprise, ingenuity, courage, global outlook and a relationship of mutual trust between ourselves and our partners. As with all fairytales there have been challenges to be overcome, battles to be fought – and in difficult times there have been victims. The battles have made us stronger, we have become wiser, and the challenges have been instrumental in renewing and shaping us as a company.

Our founders and their values, our customers, our technology and innovation – and last but not least, our employees all over the world, are what we consider most important. FLSmidth has been blessed with generations of creative, brave and dynamic people. Without them and their commitment, our 125 years of progress would never have been achieved.

Today, the legacy of the founders is to be found not in the FLSmidth management but in the company's culture and values. FLSmidth's technological leadership is based on sublime technical expertise combined with a powerful commitment to innovation and renewal, just as was the case 125 years ago. Now as then, the company is internationally oriented with offices and customers worldwide.

Jørgen Worning
Chairman of the Board of Directors


125 years
of international
focus with offices
and customers
around the world

Business areas – facts & figures

Cement



Minerals



Dansk Eternit Holding



- **FLSmidth** is the leading supplier of complete industrial plants, equipment and single machine units as well as spare parts and services to the global cement industry
- Global cement consumption is characterised by stable or increasing growth due to rising global GDP and population growth
- The historically high volume of new cement capacity contracted in 2006 has primarily been driven by high oil prices as well as the development of infrastructure and rising GNP per capita in a number of developing countries
- The market is expected to remain strong in 2007, albeit at a lower level than in 2006.
- FLSmidth's customers are either local, regional or global cement producers

Highlights	**2006**	2005
• Turnover	**7,683m DKK**	6,837m DKK
• EBIT	**437m DKK**	196m DKK
• Order intake	**12,649m DKK**	10,537m DKK
• Order backlog	**13,531m DKK**	8,636m DKK

Geographical breakdown of turnover


11%
21%
3%
17%
1%
47%
Europe
North America
South America
Africa
Australia
Asia

- **FFE Minerals** is among the leading suppliers of plants, machinery, processes, spare parts and services to niche markets in the global minerals industry
- The global minerals market is expanding rapidly – driven by population growth, industrialisation and urbanisation particularly in China and India
- The market for new minerals industry capacity and equipment is particularly active, a situation that is likely to continue in 2007
- FFE Minerals' customers are either global or regional minerals producers

Highlights	**2006**	2005
• Turnover	**3,276m DKK**	2,145m DKK
• EBIT	**258m DKK**	103m DKK
• Order intake	**5,885m DKK**	2,752m DKK
• Order backlog	**4,733m DKK**	2,198m DKK

Geographical breakdown of turnover


7%
22%
17%
20%
9%
25%
Europe
North America
South America
Africa
Australia
Asia

- **Dansk Eternit Holding** is Europe's second largest producer and distributor of fibre cement products
- The European market for building materials has been growing at an increasing rate over the past 1-2 years
- The competition on the European fibre cement market has intensified throughout the last couple of years and is today characterised by fewer players

Highlights	**2006**	2005
• Turnover	**1,216m DKK**	1,147m DKK
• EBIT	**81m DKK**	61m DKK

Geographical breakdown of turnover


2%
32%
66%
Denmark
Rest of Europe
Other

FLSmidth – Cement

Description of business
For the past 125 years, FLSmidth has been the leading supplier of complete production plants, equipment, machines, spare parts, know-how, service and maintenance to the global cement industry.

The major cement projects are handled by the four FLSmidth Project Divisions which each cover their particular geographical region. Each project division has its own sales and proposal, procurement and project processing function. In addition, each division has its own engineering department responsible for overall design and planning of cement plant projects. Two project divisions are placed at FLSmidth's main office in Valby, Denmark, one project division is located in Bethlehem, Pennsylvania, USA, as part of FLSmidth's American subsidiary, and one project division in Chennai, India as part of FLSmidth's Indian subsidiary.

Specialised elements of cement projects and minor modification projects are provided by other FLSmidth divisions, which also market their products and services directly to the cement and minerals industries. These divisions are FLSmidth Customer Services, FLSmidth Automation and FLSmidth Airtech.

Global responsibility for technology, development and new design of the Group's key machinery is concentrated in Denmark to ensure that all projects worldwide maintain a consistent and high technological standard.

Specialised equipment and related services for cement projects are provided by product companies that market their products under their respective names. These subsidiaries are Pfister, Ventomatic and MAAG Gear. In addition, MVT, which organisationally belongs to Minerals, supplies materials handling systems to the cement and the minerals industries.

Most of the actual manufacturing of machinery and equipment is outsourced to subsuppliers. FLSmidth has its own manufacturing plant in Manheim, USA for the production of spare parts, and at the beginning of January 2007 it opened a new 12,000 square metre manufacturing plant in Qingdao, China. Besides, Pfister has production facilities in Germany, Ventomatic in Italy and MAAG Gear in Poland.




THE PREFERRED SUPPLIER FOR 125 YEARS

Our customers should be close to FLSmidth – both physically and mentally. That is why many of our global functions have been reorganized into regional units. But it takes global reach to become truly local.



FLSmidth Project Divisions

FLSmidth Project Divisions plan and supply complete cement plant projects for the global cement industry and are also responsible for major modifications, upgrades and installation of single machine units.

FLSmidth Customer Services

FLSmidth Customer Services is responsible for training, services, sales of spare parts and design and implementation of minor projects for the cement industry. Operation and maintenance contracts are under development.

FLSmidth Automation

FLSmidth Automation supplies electrical systems and process control, optimisation and quality control solutions to the cement and minerals industries.

FLSmidth Airtech

FLSmidth Airtech supplies air and flue gas cleaning systems for the cement and minerals industries.

Pfister

Pfister produces weighing and proportioning equipment for the cement and related industries.

Ventomatic

Ventomatic produces machines and plants for packing and forwarding of cement and similar materials.

MAAG

MAAG Gear supplies gear units to the global cement industry.

FLSmidth's share of the provision of equipment for a full-scale, up-to-date cement plant accounts for up to 92% of the value. The only segment with which FLSmidth is not involved today is blasting and quarrying of raw materials.

Results for 2006

In 2006, Cement posted a turnover of DKK 7,683m (2005: DKK 6,837m) and earnings before interest and tax (EBIT) of DKK 437m (2005: DKK 196m), corresponding to an EBIT ratio of 5.7% (2005: 2.9%).

The total order intake amounted to DKK 12,649m in 2006, which represents an increase of 20% on 2005 (2005: DKK 10,537m). Orders for services and spare parts amounted to DKK 1,795m, which represents an increase of 13% on 2005 (2005: DKK 1,584m). The backlog of orders at the end of 2006 amounted to DKK 13,531m, which represents an increase of 57% on the year before (2005: DKK 8,636m).

2006 saw a very high level of activity in all the companies and their geographical units. Due to delivery times being up to 2-3 years, the increase in order volume over the past 1-2 years is only reflected in the turnover to a limited extent. The order backlog compared to turnover (book-to-bill ratio) amounted to 1.8 at the end of 2006.

In 2006, delivery times for critical components tended to become longer, which means that the anticipated time frame for recognition of income from major new projects has been extended by three to six months.

Prospects for 2007

In 2007, turnover in Cement is expected to reach DKK 10-12bn with an EBIT ratio of approximately 6%.

The global market for new cement kiln capacity contracted in 2007 (exclusive of China) is expected to total 80-90m tonnes per year, which is lower than in 2006, but still considerably above historical levels and the anticipated future sustainable volume of approximately 50m tonnes per year on average based on the present growth in the world economy. The historic average prevailing since 1980 has been approximately 30m tonnes per year.

The prospects of Cement are based on a change in product portfolio in 2007, as services and spare parts are expected to account for a relatively smaller part of turnover, and the share of turnkey contracts is expected to increase. Both developments will reduce the average EBIT ratio.

Business area – Cement



Market conditions

Global demand for cement

Cement manufactured through modern technology is a relatively uniform product, the price of which is an important sales parameter. Besides, it is a heavy and voluminous product which is expensive to transport – especially by land. Generally speaking, it is therefore not profitable to transport cement by land for distances longer than 200 km. This means that cement production is to a large extent a local or a regional business. One exception is cement plants located in connection with port terminals from which transport can take place by ship.

Historically, there is a clear connection between general economic development and cement consumption. Over the past twenty years, global economic real growth has been 3.7% on average and during the same period real growth in global cement consumption has been 4.4% or 1.2 times the economic growth. With long-term global real growth expected to be around 3.5-4%, multiplying this figure by a factor of 1.2 means that the coming years are likely to see an estimated growth in global cement consumption of 4.2–4.8%. This growth is expected to take place primarily in the developing countries.

Global demand for new cement kiln capacity

FLSmidth's targeted market is machinery and equipment for the global cement industry, primarily outside China, as over the last decade the Chinese market has in fact only been accessible for western suppliers providing highly advanced machine types.

It is a cyclical market in which the investment climate among cement producers depends on local and regional supply and demand.

Typically, the cement capacity within a country will be expanded if cement consumption exceeds the local production capacity and it is not considered financially advantageous to compensate for the lack of production by means of imports.

Over time the development in new capacity will follow the underlying increase in demand for cement, but whilst the underlying cement consumption develops continuously, the addition of new capacity happens incrementally.

With the expected growth in global cement consumption outside China being approximately 3.5-4% times a cement consumption of around 1.3bn tonnes, a net addition of approximately 50 million

Developments in turnover and EBIT ratio


DKKm
10,000
8,000
6,000
4,000
2,000
0
6%
5%
4%
3%
2%
1%
0%
2004
2005
2006
Turnover
EBIT ratio

Geographical breakdown of turnover


Million tonnes
100%
80%
60%
40%
20%
0%
2004
2005
2006
Asia
Africa
North America
Australia
South America
Europe


WARNING

tonnes per year of new cement capacity outside China is necessary to match the growth in the underlying consumption.

Besides, there is an ongoing need for upgrading and modernisation of already existing production capacity. Some regions have a very high proportion of old and outdated technology which will need gradual replacement by new and modern technology. This is the case, for example, in Russia and the former Soviet republics.

In this context, 1998 to 2003 saw underinvestment in new capacity whilst 2005 to 2006 saw overinvestment. It is expected that the market for addition of new cement kiln capacity will remain buoyant in 2007 and 2008 and will then gradually approach the anticipated long-term average of 50m tonnes per year.

Current market trends
The historically high demand for new cement production capacity globally outside China in 2006 was driven by a number of independent macroeconomic factors including low interest rates, high oil and commodity prices, offshoring of production from the western world, high economic growth, rising cement consumption and full utilisation of capacity in several regions.

FLSmidth has built approximately 2,000 cement kilns since 1898


North America > 360
Europe > 670
CIS > 50
Middle East > 60
India > 140
Rest of Asia > 270
Central America > 90
Africa > 100
South America > 160
Australia > 30
Number of FLSmidth cement kilns built over the years

These factors results in purchasing power being transferred from the western industrialised countries to the rest of the world. In the latter countries, the rapidly growing middle class is the main driving force behind their expanding economies.

In 2006, India was the absolutely largest single market for new cement kiln capacity (outside China). Both local and global cement

Growth in global cement consumption


30%
25%
20%
15%
10%
5%
0%
-5%
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Growth - China
Growth - World (excl. of China)

Source: ICR, Cembureau

Global cement consumption


Million tonnes
2500
2000
1500
1000
500
0
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Global (excl. of China)
China

Source: ICR, Cembureau

Business area – Cement



producers are planning or constructing new installations and capacity expansions on a large scale. India has around 1.1bn inhabitants and is the world's second largest consumer of cement next to China. India is experiencing high economic growth and at the same time the Indian government has decided to invest large amounts in improved infrastructure. This means that cement consumption in India is increasing by around 10% per year corresponding to around 14m tonnes per year. As a result of the poor infrastructure, it is difficult to transport cement internally in India, and this supports the need for local production. It is expected that over a four-year period from 2006 to 2009 India will invest in around 100m tonnes per year of new cement kiln capacity.

Besides India, Vietnam was the most active market in Asia outside China in 2006, primarily driven by high economic growth in combination with being a net importer of cement.

The American market is currently driven by the trend to replace imported cement with domestic production. Currently, the USA imports more than 30% of the country's cement consumption, corresponding to around 35m tonnes per year. In recent years, the demand for cement in the USA has increased by around 3.5% per year, corresponding to just over 4m tonnes per year. One third of the cement consumption in the USA is for residential construction, which has recently seen a downward trend. However, there are no signs of slowdown in the other segments, which means that the US expects to see continued positive growth in cement consumption in 2007, albeit at a somewhat lower rate than in previous years.

In North Africa, the demand for new cement production capacity has mainly been driven by growing domestic consumption and relatively high utilisation of capacity. In addition, southern Europe offers opportunities for export because production costs there are higher than in North Africa.

The Middle East continued to be an important market in 2006. It is still the high oil earnings that are driving economic growth and substantial investments in infrastructure. It is expected that the flow of new orders in the Middle East will slow down in the coming years.

In several new markets, activity is expected to increase in 2007. This applies, for example, to Russia and the former Soviet republics whose existing capacity needs modernising and whose cement consumption is growing due to larger investments in infrastructure. In 2006, FLSmidth opened a respresentative office in Moscow.

Historical trend in new cement kiln capacity


Million tonnes
160
140
120
100
80
60
40
20
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Rest Asia
India
Europe
North America
Latin + South America
Middle East
Africa


FLSmidth
Crusher
FLSmidth
Raw material
store



Latin America is seeing high growth in cement consumption due to increasing earnings from rising global demand for commodities and the consequent improvement in prices. After having been a relatively quiet market for a number of years, Latin America is therefore expected to see higher activity in the coming years.

Competition

Due to the large demand for new capacity, competition has generally been less tense in 2006 compared with the previous years. FLSmidth's market share in 2006 was 29% of the global market for new cement kiln capacity (exclusive of China) which is marginally less than the previous year, but on the other hand based on a much larger market (2005 market share: 33%). FLSmidth & Co. is the market leader outside China.

In 2006, the major global cement producers were clearly more active in expanding their production capacity than in previous years. The five largest global cement producers (Holcim, Lafarge, Cemex, Heidelberger and Italcementi) accounted for 15% of the total volume of global new cement kiln capacity contracted in 2006 outside China, as against 12% in 2005 and 5% in 2004.

Correlation between income and cement consumption



Kg
Cement consumption per capita
1400
1200
1000
800
600
400
200
0
0
10000
20000
30000
40000
50000
USD
Gross national income per capita
India
Indonesia
Brazil
Vietnam
Thailand
Egypt
Iran
Mexico
Russia
Turkey
Malaysia
China
Saudi Arabia
South Korea
Spain
Italy
France
Germany
Japan
USA

Source: World Bank, IMF



FLSmidth
Mixing station
Pfister
Weighing and dosing of fuel
FLSmidth Airtech
Flue gas cleaning
FLSmidth
Clinker cooler
FLSmidth
Silo and storage facilities
FLSmidth
Cement silo and truck loading
FLSmidth
Belt conveyor
FLSmidth Automation
Control and monitoring equipment and laboratory
FLSmidth Airtech
Flue gas cleaning
FLSmidth
Cement grinding plant
MAAG Gear
Cement mill gear unit
FLSmidth
Raw grinding plant
MAAG Gear
Raw mill gear unit
FLSmidth
Alternative fuel
Ventomatic
Packing plant
FLSmidth
Complete pyro system including preheater and burner


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FLSmidth - Minerals

Description of business

The FLSmidth & Co. Group's activities in the Minerals area comprise the provision of equipment and services to the global mining and minerals industries and are handled by the subsidiary FFE Minerals.

Financial result in 2006

FFE Minerals delivered a turnover in 2006 of DKK 3,276m (2005: DKK 2,145m) and earnings before interest and tax (EBIT) of DKK 258m (2005: DKK 103m) corresponding to an EBIT ratio of 7.9% (2005: 4.8%)

2006 was a good year within all FFE Minerals' technological and geographical business areas. The order intake rose by 114% to DKK 5,885m (2005: DKK 2,752m). The order intake related to services and spare parts amounted to DKK 1,071m which is an increase of 45% compared to 2005 (2005: DKK 741m). By the end of 2006 the company had a historically high order backlog of DKK 4,733m (end of 2005: DKK 2,198m). The order backlog in relation to turnover (Book to-bill-ratio) amounted to 1.4 by the end of 2006.

In 2006, FFE Minerals maintained and expanded its strong position in the market segments in which the company is active.

Prospects for 2007

Based on the favourable market conditions and a record high order backlog, a turnover of DKK 5-5.5bn and an EBIT ratio of approx. 9% are expected for 2007.

Global demand for minerals

Increase in purchasing power and in the number of global purchasers continues to be the primary driver impacting the growing global demand for minerals. Secondary drivers are increasing urbanisation and industrialisation and the investment by the Western World in human resources in India, China and the remaining part of Asia. The global middle class will increase steadily and this trend is expected to continue many years ahead. In Global Economic Prospects, the World Bank anticipates that the global middle class will increase from approximately 400m people today to around 1.2bn people in 2030. In any case this will result in a continued increasing global demand for minerals.

Today, China is clearly the world's largest consumer of raw materials with a share of around 30% of total global demand for many minerals. The political and financial situation in China therefore has a major impact on the future demands.

Global demand for new production capacity

Due to several years of underinvestment in new capacity, supply has been unable to keep pace with demand, which has resulted in decreasing stocks and increasing prices. In addition, the quality of the raw material deposits is declining which means that extraction will be more difficult and more expensive and require more sophisticated equipment.

After several years of focus on consolidation in the business instead of investments in new capacity, the global mining companies have now changed focus and increased their investments markedly.

FFE MINERALS





Just now, increasing delivery times and lack of qualified staff at the customers mean that the addition of new capacity is taking longer time.

In a historical perspective, there has been a close correlation between raw material prices and the mining companies' investments in new capacity. Investments have typically peaked 2-3 years after the raw material prices. It is therefore expected that investments in new capacity will remain at a high level during the coming years.

Future development and goals

To obtain good results on the international markets, the managements of the different business units, countries and global functions must be highly specialised and work closely together, so that they complement each other with their respective capacities. FFE Minerals' business units around the globe combine the necessary assets, resources and human competencies to ensure an active and flexible local presence, an efficient and competitive international organisation and a cross-organisational market knowledge which can be used on a global scale.

Description of business

FFE Minerals is a global company with over 1,600 employees and headquarters in Bethlehem, Pennsylvania, USA. FFE Minerals has four full service **engineering centres** in Denmark, India, South Africa and USA, and in addition, **regional offices** in Australia, Brazil, Canada, Chile, China and Germany. Besides, the company has a number of **technology centres** with own production in Australia, Germany, South Africa and USA.

FFE Minerals markets individual pieces of process machinery, engineered process systems, and services and spare parts for the global minerals processing industry. In addition, the latest acquisitions in the materials handling segment provide larger access to the mining industry (earth-moving).

As FFE Minerals is primarily an engineering company with limited proprietary production, the majority part of the production has been outsourced to subsuppliers. The capital employed is therefore limited and accounted for 9% of the turnover in 2006.

A large number of R & D projects are implemented in cooperation with customers in connection with specific projects and are therefore not defrayed by FFE Minerals. Actual costs related to research and development account for approximately 1% of turnover.

As a result of the consolidation which has taken place over the last couple of years, FFE Minerals' customer base mainly consists of the large global mining companies and large engineering companies that serve this segment. In addition, FFE Minerals' Pyro Technology Group serves medium-sized regional mining companies in selected market segments.

With regard to the competition, FFE Minerals is up against various competitors in various product and mineral areas. Overall, FFE Minerals is the leading or among the two leading equipment suppliers within its main business segments.

Historical trend in turnover and EBIT ratio


DKKm
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2004
2005
2006
Turnover
EBIT ratio

Geographical breakdown of turnover


100%
80%
60%
40%
20%
0%
2004
2005
2006
Asia
Africa
North America
Australia
South America
Europe

Business area – Minerals



FFE Minerals is mainly active within the following **market segments:**

- **Approximately 55%** of the turnover relates to the segment **Metals and Minerals**, which comprises companies that extract, prepare and produce copper, gold, platinum, silver, bauxite, nickel, iron, lead and other minerals. It also includes companies involved in coal processing, metals processing, including steel and aluminium manufacturers, companies that mine and produce diamonds and other precious stones and companies that distribute metals and alloys.
- **Approximately 35%** of turnover is related to the segment **Industrial Minerals**, which comprises companies engaged in the quarrying of limestone and the production of lime and lime based industrial products used in iron processing, industrial manufacturing, steel making, construction and environmental applications. In addition, the segment includes companies engaged in other minerals such as soda ash, phosphates, pet coke and lightweight aggregates.
- **Approximately 10%** of the turnover is related to the segment **Pulp and Paper**, which includes companies that produce wood pulp employing the Kraft process.

FFE Minerals is organisationally divided into four business segments based on the technology applied; Minerals Technology Group, Pyro Technology Group, Materials Handling Group and Service Technology Group.

Minerals Technology Group supplies equipment for crushing, grinding and separation of minerals.

In 2006, FFE Minerals acquired the remaining 49% of the shares in the American company Excel Crusher Technologies. The company designs, manufactures and provides services for medium sized and large cone crushers of the type Raptor (TM). Excel Crusher Technologies also carries out major repair, conversion and maintenance jobs on most makes and models of cone and gyratory crushers. In 2006, the company received an order for design, production, installation and commissioning of eight cone crushers (1,100 horsepower) from Fortescue Metals Group in connection with the Pilbara Iron ore and infrastructure project at the Cloud Break mine in Australia. The handing over of the project to the customer is expected to take place by the end of 2007, and the crushing plant will be one of the largest worldwide.

In 2006, FFE Minerals' flotation systems were accepted by the market, which has resulted in an order for a complete flotation system in connection with the Vedanta-owned Konkola copper mine in Zambia.

Minerals Technology Group continues its growth within strategic market segments and is focusing especially on the supply of system solutions where crushing plants and mill systems are connected via materials handling systems.

Pyro Technology Group supplies a wide range of burning and calcination equipment for the minerals industry mainly in connection with metallurgical materials, lime, pulp & paper and alumina industries. Each system and each technology is based on a comprehensive analysis of each individual raw material. The equipment is developed in

Estimated global investments in exploration of non-ferrous metals


DKKbn
8
7
6
5
4
3
2
1
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Metals Economics Group


FFE

cooperation with the customers taking into account the demands for environmentally friendly solutions, energy efficiency, system availability and product quality. Pyro processes require heat as an input to obtain a physical or chemical transformation of the substances treated. These technologies have their roots in the cement industry, but are re-applied to meet specific minerals industry requirements. Technological developments shared between FLSmidth and FFE Minerals are increasingly used to strengthen the ability of FFE Minerals to grow and hold a leading position in selected markets within this business segment.

In 2006, Pyro Technology won a number of large contracts, including the largest order ever received amounting to just over DKK 500m for the supply of equipment and technology for a ferronickel plant in the province of Para in northern Brazil from the Brazilian mining giant Companhia Vale do Rio Doce (CVRD).

Materials Handling Group supplies a wide spectrum of both mechanical and pneumatic transportation equipment for the mining and minerals sector. The business area was markedly strengthened just before the end of 2006 by the signing of an agreement on the acquisition of the materials handling activities in KOCH Transporttechnik Germany and KOCH Transporttechnik Austria. KOCH Transporttechnik is among the world's leading suppliers of conveying systems for a number of industries and is the world leader in pipe conveyors. FFE Minerals' competencies in large mining plants have been greatly strengthened by the addition of conveying systems connecting crushing and grinding operations, stackers and reclaimers for raw material preparation systems and materials loading systems for the handling of the final product.

Service Technology Group (services and spare parts) supplies all kinds of conversions, spare parts and optimisation solutions for existing machines and equipment worldwide. The business area was further strengthened in 2006 with the purchase of the American company Excel Foundry and Machine, Inc., which is a leading supplier of quality spare parts and services for the mining industry and producers of aggregates.

The goal is to continue to increase the sales of spare parts and services by constantly expanding the product range and by developing value creating service programs that meet the customers' needs in their quest for ever more efficient operations through improved productivity, increased availability and energy efficiencies.

In today's market of high commodity prices, operating companies are putting ever more focus on maximising current production, bringing technology improvements into the forefront. Providing quick, reliable and professional support services is highly rewarded, and many customers are looking at equipment upgrades, the revamping of old equipment or even replacement of their old equipment if this can be done without production interruptions and can demonstrate improved metal recoveries.

Development in stocks and prices of selected metals

Copper


Tonnes
USD per tonnes
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Stocks
Price
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
01/03/00
09/11/00
05/21/01
01/28/02
10/07/02
06/16/03
02/23/04
11/01/04
07/11/05
03/20/06
11/27/06

Nickel


Tonnes
USD per tonnes
60,000
50,000
40,000
30,000
20,000
10,000
0
Stocks
Price
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
01/03/00
09/11/00
05/21/01
01/28/02
10/07/02
06/16/03
02/23/04
11/01/04
07/11/05
03/20/06
11/27/06

Source: London Metal Exchange

Business area – Minerals





FFE MINERALS

FFE Minerals provides engineered mineral processing equipment and services to the mining, metallurgical, pyroprocessing, alumina, and pulp & paper industries.

Excel Crusher Technologies LLC supplies large cone crushers of the type Raptor™ and maintenance jobs on most makes and models of cone and gyratory crushers.

ABON ENGINEERING

ABON Engineering Pty Ltd., Australia, manufactures feeding, sizing, crushing and screening equipment for an ever expanding range of industries in the broad sphere of minerals handling and minerals processing activities.

Excel Foundry and Machine Inc., USA, supplies quality spare parts and services for the mining industry and for producers of aggregates.

Placement of FFE Minerals and its subsidiaries in the value chain


Mineral Processing
Extraction
•In-pit crushing
•Mine hoists
Comminution
•Gyratory crushers
•Cone crushers
•Sizers
•Mills
Separation
•Flotation
•Classifiers
•Screens
•Cyclones
Pyro
•Kilns
•Dryers
•Fluid beds
•Gas suspension
Product
Materials Handling
•Conveyors •Feeders •Stackers/Reclaimers •Loading/Unloading
Parts & Service
FFE Minerals
Excel Crusher Technologies
FFE Minerals-Vecor
MVT Materials Handling
Möller Materials Handling
FFE Minerals - Buffalo
Excel Foundry and Machine
ABON Engineering



FFE Minerals-Buffalo, South Africa, supplies equipment and services to the coal and platinum mining industries, primarily in South Africa and the southern cone of Africa. The product-line includes feeders, feeder breakers and reclaim feeders.

FFE MINERALS-VECOR

FFE Minerals-Vecor supplies equipment and services to the mining industry, primarily in South Africa and the southern cone of Africa. The product-line includes mine hoists, brake control systems, shell supported scrubber applications, grinding mills, materials handling equipment and pyro systems.

Möller Materials Handling, Germany, specialises in the handling of bulk materials. The company supplies special facilities or complete systems to transport, dose or mix a large number of raw materials such as ashes, cement, alumina oxide or abrasive materials like copper concentrate.

MVT Materials Handling, Germany, develops and supplies machinery and solutions to industries such as cement, coal, mining, power, fertiliser, pulp & paper and gypsum. Products include stacker/reclaimer systems, bulk material and bag loading and unloading systems for ships, pipe conveyor belts and complete materials handling facilities.

An important objective for FFE Minerals is to continuously meet the customers' expectations. In a market with limited supply and strong demand it is particularly important to build strong relations with key customers and suppliers, which can lead to mutually advantageous agreements and make it easier to predict future needs and wishes.

It is FFE Minerals' objective to continuously aim at controlled growth – both organic and through acquisition by acquisition of new technologies to fill product gaps and improve equipment system offerings – and FFE Minerals has many opportunities to grow, as the company today is only focused on selected geographical areas and selected minerals and technologies and therefore only covers part of the minerals processing flowsheet.



Dansk Eternit Holding



Dansk Eternit Holding is Europe's number two producer and distributor of fibre cement products. Its main product lines are corrugated sheets and slates used primarily as roofing materials and flat sheets for interior and exterior cladding of façades, walls and ceilings.

Dansk Eternit Holding is a European company with headquarters in Aalborg, Denmark. The Group has production and sales operations in the Czech Republic, Finland, Poland and Hungary in addition to sales offices in Denmark, the UK, France, Holland, Norway, Sweden, Slovakia, Germany and Rumania. The vast majority of the Group's turnover is generated in Europe, and the main part of the Group's nearly 1,000 staff are employed in the Group's foreign companies.

Development in activities and financial result in 2006
In 2006, Dansk Eternit Holding recorded a turnover of DKK 1,216m (2005: DKK 1,147m) and earnings before interest and tax (EBIT) of DKK 81m (2005: DKK 61m), corresponding to an EBIT margin of 6.7% (2005: 5.3%).

Overall, in the first six months of 2006 turnover in Europe was negatively affected by a relatively cold and late winter, which, however, was offset by a mild autumn and winter in the second half of the year.

In August 2006, Dansk Eternit Holding teamed up with Eternit-Werke Ludwig Hatschek AG in Austria on the Southeast European market. For this purpose a joint venture was established between the two companies in the form of Eternit South-Eastern-Europe Holding GmbH (Eternit SEE) on a 50/50 ownership basis. The joint venture company reflects the joint vision to develop and expand the product segment for fibre cement roofing materials and cladding. Eternit-Werke Ludwig Hatschek's existing production facility in Hungary is part of the joint venture company which has also established a Rumanian sales company.

In October 2006, Dansk Eternit Holding acquired the trading companies IBS in Holland and SFS in Slovakia.

IBS (International Building Supplies) in Holland sells a number of building materials of which the majority part consists of fibre cement sheets for exterior and interior cladding and roofing materials of fibre cement. IBS has a prominent position on the Dutch market for fibre cement cladding and Dansk Eternit Holding Group expects continued market growth in Holland.

SFS (Strešne a Fasádne Systémy) is a market leader in fibre cement products in Slovakia. The Dansk Eternit Holding Group sees considerable growth potential for both façade and roofing products on the Slovakian market, in particular due to the growth in the country's economy.

The results for 2006 and the result improvement show that the restructuring of the Dansk Eternit Holding is on track. The company has, for example, succeeded in increasing the volume with only a modest increase in staffing.

Historical development in turnover and EBIT ratio


DKKm
1,400
1,200
1,000
800
600
400
200
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2004 *)
2005
2006
Turnover
EBIT ratio

*) EBIT adjusted for non-recurring costs

Geographical breakdown of turnover


100%
80%
60%
40%
20%
0%
2004
2005
2006
Denmark
Rest of Scandinavia
Rest of Europe
Other



Roofing materials

Sales of roofing materials (corrugated sheets, slates and accessories) made good progress in most markets.

The European roofing markets are seen to offer considerable opportunities for long-term expansion of the fibre cement segment in terms of market growth and higher market share for fibre cement products.

Façade cladding

The sale of façade cladding (flat sheets) continue to develop satisfactorily in 2006. This applies both to sales in traditional markets and applications, but also to an even greater extent within new applications and markets.

During 2006, the product portfolio for facade cladding was expanded and launched in a number of markets. The existing and future development of the product portfolio is a significant element in the continued growth within this business segment.

Interior cladding

Sales of interior cladding (flat sheets) made good progress in both existing and new markets and continued to gain market share in 2006 over substitutable products for applications in which the higher moisture resistance and strength of fibre cement ensures longer service life and fewer problems.

Prospects for 2007

In 2007, continuing profitable and controlled growth plus continued optimisation and expansion of the distribution and production channels in Europe remain the main focal points.

For 2007, Dansk Eternit Holding expects a turnover of approximately DKK 1,3bn and an EBIT ratio of approximately 8%.

In April 2007, the Dansk Eternit Holding Group will inaugurate a new production line for flat sheets (facade and interior cladding) in the Group's Finnish company Minerit.

A high level of building activity is still expected in Europe, in both the professional and the do-it-yourself segments. In addition, there are signs that fibre cement is growing slightly compared to other building materials due to the fibre cement facade claddings' lighter construction and their attractive architectural expression. Dansk Eternit Holding expects continued growth, both organic and acquisitive, in existing as well as new markets.

Production index - The European Building and Construction Sector - Base year 2000


109
108
107
106
105
104
103
102
101
100
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Euro-zone, seasonally adjusted
EU25, seasonally adjusted

Source: Eurostat


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Good customer service is not a question of just "doing what we are told". Rather, we highlight viable alternatives so our customers achieve the best possible balance between price, time and output.

Commercial risks

Risk Management
The Group has established a central Risk Management department and appointed risk management officers in all divisions and subsidiaries. This function is supported by a Risk Management policy approved by the Board of Directors. The purpose of the Risk Management function is to systematically identify and control risks affecting the Group's activities, assets and employees. Responsibility for this function is placed with the individual divisions and subsidiaries.

Cement and minerals operations
A substantial part of the FLSmidth Group's turnover and earnings is based on orders received, so the intake and processing of orders from the cement and mineral industries have a decisive effect on developments in cash flow and net result. The time of processing major projects may vary and sometimes extends up to 2-3 years. It should therefore be noted that developments in order intake, turnover, earnings and cash flow in the individual quarters do not necessarily reflect the underlying general trend.

As part of the Group's systematic risk management, sales, project and legal staff work closely together in assessing the contractual aspects of a project before proposals are submitted. In all major projects, risk analysis takes place both at the proposal and at the implementation stage to continuously identify, control and report on any risks related to the projects.

The engineering companies operate on a global basis, often in developing countries and in countries that pose considerable political risks. The Group has many years of experience in handling the consequent exposure and closely monitors the projects and the external factors that affect them. In the event of emergencies, contingency plans have been drawn up to protect the safety of the employees. In cases where it is considered necessary and feasible, insurance is taken out to cover political risks.

Sourcing
Project costs depend on world market commodity prices, primarily those of steel and copper. To the extent possible, this exposure is covered by coordinating the validity and terms of the offers submitted to and by FLSmidth. The financial consequences of delays cannot fully be transferred to suppliers responsible.

The time of delivery in relation to our customers is highly dependent on access to materials from our suppliers. Close contact is therefore maintained with our suppliers to ensure both security of supply and the shortest possible times of delivery. These risks are contractually transferred to the customers where possible.

Quality assurance
FLSmidth has implemented a quality assurance system that complies with the international ISO 9001:2000 standard. The system is continuously maintained and improved. The system has been certified by Lloyds Register Quality Assurance who also audit the system twice a year.

The system describes the measurement and analysis of customer satisfaction, processes and products and gives guidelines for description and management of discrepancies, improvements and preventive and corrective action.

Other activities
The Group's turnover in building materials is highly dependent upon the trading conditions in the building sector, particularly in Europe. All production units apply certified quality management systems and a systematic effort is made to lower the risk incurred by the units.

Dansk Eternit Holding Group makes provisions for anticipated warranty liabilities within the warranty periods for various products in the respective markets. Because warranty periods are lengthy and specific for each industry, the provision is subject to some uncertainty and is based on the best possible estimate from time to time.

Insurance
It is Group policy to pass on the risk of disaster losses to insurance companies. Insurance against risks has also been taken out in cases where this is statutory.

Insurance coverage is a function of the loss scenarios that have been identified in collaboration with the Group's insurance consultant and the insurance products available on the market.

As part of the insurance contract, relevant production units have been audited by external risk engineers. Reports have been drawn up containing risk descriptions and recommendations for risk improvements. The implementation of these risk improvements is continuously monitored.

The size of the deductible under insurance programmes is based on optimising the balance between the insurance premium and FLSmidth & Co.'s risk appetite and financial strength.

Financial risk management
The overall framework for managing financial risks is decided by the Board of Directors. It is Group policy that all major financial risks should be identified and appropriately hedged. Financial management comprises the Group's currency, interest, liquidity and credit risks as well as its capital structure and financial resources. It is Group policy that all significant commercial currency and interest rate risks should be hedged once a contract becomes effective at the latest.

Currency risks
The Group's currency risks derive from the impact of exchange rates on future commercial payments and financial payments.

The Group is exposed to the risk of exchange rate changes until a contract becomes effective. The Group uses forward contracts and currency options to hedge the currency risks that are not hedged naturally or via foreign currency clauses. The Group continuously hedges changes in the currency exposure of contracts in progress. The Group's main currencies for commercial purposes are EUR and USD.

The translation of profit and loss account and balance sheet items from the currency in which subsidiaries report their financial results into DKK is also affected by exchange rate changes, because translation risk is not hedged.

Interest rate risk
The Group's interest rate risk consists of the sensitivity of the net interest items to changes in the level of interest and the effect of interest rate changes on the market value of consolidated balance sheet items. The interest rate risk is based on the net position in different life intervals and is hedged by the use of financial instruments. All the Group's net interest-bearing assets at 31 December 2006 carried a variable rate of interest.

Other things being equal, a one percent increase in the interest rate will have a DKK 28m positive effect on the Group's net interest earnings (2005: DKK 26m).

Risk limits
Currency and interest risks at corporate level are controlled by means of Value at Risk (VaR) techniques and scenario analyses, and the risks are hedged by means of financial instruments. The risk limit for open currency and interest positions is set at a Daily Earnings at Risk (DEaR) maximum of DKK 2m with 99.6% probability for both currency and interest positions.

Liquidity risks
The purpose of the Group's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal. The Group manages its liquidity risk through cash pool systems in various currencies and by having short-term overdraft facilities with various financial institutions.

Credit risks
The use of financial instruments entails the risk that the counterparty may not be able to honour its obligations on reaching maturity. The Group minimises this risk by limiting its use of financial institutions to those with a high degree of creditworthiness. Besides, the Group has set a limit for the amount owed to it by any particular bank. Credit risks on other counterparties than banks are minimised through the use of letters of credit, guarantees and rating of customers from time to time.

Capital structure and financial resources
It is the Group's aim at all times to have a sufficiently sound balance sheet in relation to the underlying operating results so that it is always possible to provide sufficient and the necessary guarantee facilities to support the commercial operations.

The long-term goal is therefore to maintain an equity ratio in excess of 30%. At 31 December 2006 the equity ratio amounted to 26%.

In the short term, the Group's financial net debt is to represent between one and three times earnings before interest, tax, depreciation and amortisation (EBITDA). Financial net debt is defined as "interest-bearing net balances adjusted for guarantees issued". At 31 December 2006 the financial net debt amounted to 1.9 times EBITDA.

As the underlying business is to a large extent based on projects and orders, there may be major time lags in the cash flow from operating activities. It is therefore necessary to have financial resources in the form of cash and/or credit facilities to absorb any fluctuations.

Research & Development



Research & Development
FLSmidth & Co. pursues an active research and development programme which reflects the aim of being the preferred partner and leading supplier to the global cement and minerals industries. The goal of this programme is to launch one new main machinery or process invention to the market every year.

The Group's research and development activities take place both on a central level in FLSmidth and FFE Minerals and on a local level in the Group's various product companies.

The R & D activities are being complemented by efforts to acquire enterprises having new and fully developed technology.

Pursuant to the strategy, FLSmidth & Co. has increased focus on, and investment in, the research and development of new products and processes to maintain a technological edge on its competitors. The continued expansion of the R & D staff in Denmark, and the investment in state-of-the-art facilities highlight the commitment to the process.

In 2006, research and development costs amounted to DKK 169m (2005: DKK 143m), of which DKK 8m were capitalised (2005: DKK 5m).

In 2007, overall research and development investments are expected to continue to rise.

R & D projects

Cement
In November 2006, the new ABC Inlet was released, making snowman problems in the cooler inlet a thing of the past and helping to solidify FLSmidth's position as the top player in cooler technology. Since the release there has been positive acceptance in the market, reflected by the sales of three units.

Several other pyroprocessing products were released to sales, including a new higher efficiency cyclone for the preheater top stage, a new UNAX water injection system, and a rotating distribution box to enhance the distribution of meal in gas ducts and in the HOTDISC system.

Grinding of raw materials and cement plays an important role in FLSmidth's market, and much effort has been extended in this area, which is shown in the continued strength of sales of OK, ATOX and FRM vertical roller mills. Several new products were released in 2006, including the heated rotary sluice and roller press feed device, with much excitement regarding several other products already in industrial test at several of our customers' plants.

With the increasingly stringent emissions regulations that are foreseen in the world markets, FLSmidth continues to place resources to develop solutions to meet the future challenges faced by our customers. Our already low Low-NOx calciner solutions are now enhanced by the release of our SNCR (Selective Non-Catalytic Reduction) systems, of which several have already been sold.

Minerals
In Minerals, the research and development activities have included new cone crusher models, flotation cells and calciners for applications in the tar sand industry.

Expansion of laboratories
In the first half of 2006, the expansion of the Dania laboratory in Denmark was completed. The close coupling of the laboratory, pilot hall, and research centre at Dania will continue to enhance the efficiency of the development process for years to come.

With the overall increase in the cement and minerals market activity has come an increase in the demands for sample testing for customers. With that in mind, a new laboratory will be built in India in 2007 to take care of the local markets.

Patents and ideas
Great emphasis has also been placed on protecting the investments in R & D. An enhanced patenting process and a doubling of the Patent Engineering staff have resulted in a threefold increase in the number of patent applications in 2006 as compared to previous years, and this trend is expected to continue.





Corporate governance

Pursuant to Section 36 of the Disclosure Requirements for issuers of shares listed on OMX Københavns Fondsbørs A/S (Copenhagen Stock Exchange), Danish companies must in their Annual Report explain how they will address the recommendations of the Copenhagen Stock Exchange for corporate governance based on the 'comply or explain' principle.

In general, the FLSmidth Group complies with the recommendations of the Copenhagen Stock exchange for corporate governance, however with a few exceptions as described in the following account of the FLSmidth Group governance principles.

1. Shareholders' role and interaction with Board and Management

Annual General Meeting

According to the Articles of Association, a notice convening the Annual General Meeting including the agenda of the meeting must be issued at least eight days and not more than four weeks prior to the meeting. A complete agenda including explanation of the business to be transacted shall be available at least eight days before the general meeting at the Company's address. In order to be considered at the Annual General Meeting, proposals by shareholders must be submitted to the Board of Directors in writing by 1 March of the year in question.

After the quarterly interim reports are released, investor meetings and telephone conferences are held at which questions may be asked directly to the Corporate Management. In addition, it is possible to contact the Corporate Management and Board of Directors via the Shareholders secretariat and the Investor Relations function whose purpose is to maintain an ongoing dialogue between the company and its present and potential shareholders.

Capital and share structure

FLSmidth & Co. A/S has been listed on the Copenhagen Stock Exchange since 1968. The share capital amounts to a nominal value of DKK 1,064,000,000 consisting of 53,200,000 issued shares at DKK 20 each. There is only one class of shares after the merger of the former A and B share classes which took place in 2006 in connection with the completion of the share exchange offer to the shareholders in Potagua FLS A/S. Reference is also made to page 10 for further information about the capital structure.

2. Stakeholders' role and significance to the company

As to the role of the stakeholders and their significance to the company, please see the section 'Stakeholder relations' on pages 39-40.

3. Openness and transparency

Disclosure of information

The full wording of FLSmidth & Co. A/S's public relations policy is available at the company website www.flsmidth.com. In accordance with the policy, procedures have been drawn up for the timely disclosure of all important information pursuant to the Stock Exchange rules.
All Stock Exchange announcements and press releases are issued simultaneously in Danish and English via the Copenhagen Stock Exchange and are subsequently made available at the company website www.flsmidth.com and distributed to subscribers via an email subscription service.

Interim reports and the 2006 Annual Report are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and in accordance with the guidelines fixed by the Copenhagen Stock Exchange for the financial statements of listed companies.

4. Tasks and responsibilities of the Board of Directors

According to general practice in Denmark, FLSmidth & Co. A/S has a clear division of responsibility and separation between Board and Management. Tasks and responsibilities are laid down at an overall level via rules of procedure for the Board of Directors and a set of instructions from the Board to the Management. There is no other special description of the work and tasks of the Chairman. The Management is responsible for the day-to-day business of the company, whilst the Board of Directors oversees the Management and handles overall managerial issues of a strategic nature. The Chairman is the Board of Directors' primary liaison with the Management.

Apart from the Remuneration Committee mentioned below, no other independent Board committees have been set up.
The Board of Directors basically meets in ordinary sessions six to eight times a year and additional meetings are held on an ad hoc basis. Immediately after the Annual General Meeting the Board of Directors elects from its own number a Chairman and a Deputy Chairman.

No formalised structure exists for self-evaluation of the Board of Directors. The Chairman continuously evaluates the work of the Board of Directors.

5. Composition of the Board of Directors

The Group Board of Directors consists of experienced executives from the Danish business community who each bring with them insight and hands-on experience that match the challenges and practical issues currently facing the Group. Information about the positions held by the individual members of the Management and Board of Directors is available on pages 14 – 15. Of the six members elected at the General Meeting for a period of one year, one is not independent. This is Board member Søren Vinther, who has been in the Company's employ within the past five years. There is an age limit of 70. Pursuant to Danish legislation, the Group's employees are represented on the Board of Directors by members elected for four years.

6. Remuneration of the Management and the Board of Directors

The Board has set up a Remuneration Committee to handle negotiations of pay to the Management and Board. The members of the Committee are stated on pages 14-15. No information is provided on the remuneration of the individual. The Board of Directors and the Management consider the total remuneration and any changes of it to be the essential information. Information about the remuneration of Management and Board is given in Note 33 to the consolidated accounts. Adequate information pursuant to the prevailing rules is provided in the Annual Report concerning incentive pay to the Management.

7. Risk management

For further details on commercial and financial risks, please see the section on Risk Management in this Annual Report on pages 34-35.

8. Auditors

The auditor' are appointed at the General Meeting based on the recommendation of the Board of Directors. The auditors' fee is approved by the Board of Directors.


THE PREFERRED SUPPLIER FOR 125 YEARS

Our customers need state of the art technology. We can provide them because we combine access to specialists with the experience of generalists.

Stakeholder relations

FLSmidth defines stakeholders as institutions, companies and individuals that affect or are affected by our organisation and its activities. These are, for example, shareholders, customers, suppliers, employees and our surroundings.

The Group continuously strives to generate a profitable return for its owners through value creating growth within its core areas. Alliances, acquisitions and divestments contribute to strengthening market position and organic growth. This is the best way for the FLSmidth Group to safeguard its stakeholders' interests in the long term.

The handling of customers and suppliers is an integrated and important part of the operational business. Close customer and supplier relations and mutual confidence are values that have a high importance for the company. It is the company's experience that confidence is obtained through actions – not words.

In the following, the FLSmidth Group's basic standards and policies with regard to the Environment and environmental reporting, Ethics and Knowledge resources are outlined:

Environment and environmental reporting

It is the FLSmidth Group's overall objective at all times to at least comply with current environmental legislation and actively contribute to sustainable environmental development in society, striking a balance between economic consequences and industrial development and capability.

Based on the Group's environmental policy, it is its objective to:

- manufacture products with consideration to the environmental impact and sustainability of production, use and disposal;
- market products that help to limit negative environmental impacts and which assist customers in achieving their environmental objectives;
- improve energy efficiency and reduce energy consumption;
- reduce polluting emissions to the environment and the amount of waste;
- train and motivate its employees to participate in environmental efforts, so that they actively and in their attitude support the environmental policy;
- follow-up on and monitor the development of environmental impacts.

Engineering activities

As announced in FLSmidth's "Environmental Policy Statement" it is the company's objective to protect the environment by eliminating and – if this is technologically not feasible – by reducing any harmful environmental impact of the Company's activities or products.

Being an engineering company with very limited production of its own, it strives to fulfil this objective primarily by developing production processes, machinery and equipment that ensure maximum environmental protection.

Having attained certification to ISO 9001:2000, it is FLSmidth's policy that all its products must at least comply with current legislation and regulations. In addition, FLSmidth's products and services must support the company's image of a responsible, reliable and professional supplier, who in consideration of the environment adopts the latest



technology and meets the market's expectations and requirements for developing new environmentally protective technology.

FLSmidth's environmental policy is reflected in the following declarations of intent:

- Installations, machinery and equipment supplied by FLSmidth must at all times comply with the environmental legislation in force at the time of signing the contract.
- When developing new products, efforts must be made to reduce the consumption of energy and natural resources and eliminate pollution and reduce noise nuisance as much as possible.
- FLSmidth will give priority to subsuppliers with a high environmental standard and awareness.
- FLSmidth will train and motivate customers with a view to ensuring optimum usage of the supplied installations, machinery and equipment capacity – also with regard to the environment.
- FLSmidth will at all times prioritise environmental aspects with a view to ensuring continuous follow-up and updating of the company's objectives within environmental protection.

Production facilities

For a number of years, the Group's largest production company, Dansk Eternit Holding, has focused systematically on environmental management and environmental reporting.

In energy intensive production plants, it is particularly relevant to consider environmental and energy issues – including optimisation of the use of raw materials, the reduction of energy consumption, waste, water and noise and the improvement of occupational health and safety.

The company's products are building materials which in their "cradle-to-grave life cycle" have an impact on the environment. To focus on the environmental impact of the building products is thus a significant part of the Company's environmental efforts. These efforts include collection of data with a view to disclosing other aspects than the production itself which have an impact on the environment - for example in relation to suppliers, customers and actual use. On this basis, future environmental targets and action plans are set to fulfil the objectives of the environmental efforts.

Dansk Eternit Holding has attained environmental certification to the ISO 14001 standard, OHSAS 18001 and the Ministry of Labour executive order No. 923.

Occupational health and safety

Efforts are continuously being made in the FLSmidth Group to improve occupational health and safety and reduce industrial injuries through continuous information, workplace assessment, risk assessment, instructions and other preventive activities.

Overall, the efforts to improve occupational health and safety have reduced the number of accidents at work from 4.8 to 2.5 per million working hours. For example, during the past year there have not been any accidents at work followed by absence at the facility in Manheim, USA. Efforts are continuing regarding preventive measures and improvement of occupational health and safety.

Generally speaking, absence due to illness is at a low level throughout the Group. The American and Indian parts of the organisation recorded a rate of absence at 1.1%, whilst absence in the Danish organisation reached 1.8% in 2006.

Efforts to protect the safety of employees on travel were markedly intensified in 2006 in view of the threats Danes have been exposed to during the past year. This work will of course continue to have high priority viewed against the risks to which the travelling employees are exposed.

Ethics

The Group wishes to stand out as a responsible organisation. Work places around the world controlled by the Group must respect human rights.

FLSmidth has long-standing experience in supplying machinery and equipment to countries with low economic and infrastructure development; this includes countries which by Western standards have totalitarian and oppressive political systems. Improvement of the infrastructure and economy of these countries is essential to the creation of a more humane political and social environment.

Experience from all parts of the world shows that access to cement, for example, plays an essential role in the development of a nation's infrastructure. Cement is a prerequisite to stimulating economic growth. The Group wishes to contribute to this process, building on its experience of trade having a positive effect on economic development and peaceful co-existence among nations.

Knowledge resources

The historically large intake of orders combined with the Group's offshoring strategy to India have intensified the recruiting activities in 2006. A total of 918 new employees were recruited, while 305 employees have left the company either to retire or to take up a new job outside the FLSmidth Group – corresponding to a net increase in headcount of 613 staff. The breakdown on the three regional centres is as follows:

	Recruitment/Addition	Departure
Denmark	205	135
USA	144	30
India	569	140
Total	918	305

As a consequence of the increased recruitment need, a special effort has been made to strengthen the recruiting process from the phase of advertisement to the induction of new employees. A new advertisement concept has therefore been launched combined with a branding campaign focused on potential future employees at educational institutions, and the department managers have been trained in handling employment interviews. These initiatives have all been launched to ensure that new employees possess the right qualifications and that they get a good start in the company.

The foundation laid in 2005 in FLSmidth's Indian organisation for systematic competence development has been followed up by further implementation and consolidation in the Danish and American organisations. In the annual performance review between manager and employee focus is now on a more detailed definition of each employee's competencies in relation to the job requirements and each employee's potential. The information collected forms the basis of an overall training and development plan. A solid basis for strategic competence development for all employees in the Group's global project centres has thus been provided.

Oracle Finance and HR have been implemented in the project centres in Denmark and USA and are planned to be implemented in the Indian organisation in the first half of 2007. These efforts greatly simplify the handling and management of both financial and human resources.

Manager and talent development

As the fight for talent seriously ramps up, FLSmidth now focuses on two development programmes to ensure that the company continues to have the right knowledge resources at its disposal. A two-year career development programme to identify competent employees' potential and career opportunities and a talent programme for employees with managerial potential have been launched. As both programmes are implemented globally, they are strengthening the continued global integration.

Employee satisfaction

Based on the employee satisfaction surveys implemented by the Group in the project centres by the end of 2005 and in the beginning of 2006, a number of initiatives have been launched in 2006 aimed at further strengthening employee satisfaction and loyalty. A number of workshops have been implemented focusing on appreciative managerial behaviour – initiatives have been taken to strengthen internal recruiting and employee mobility – focus has increased on employees' performance and competence development – an internal training platform has been established, and internal working tools have been made more efficient and user friendly, etc.

The overall result of the survey showed that employee satisfaction at FLSmidth is among the upper quarter compared to Leadership Factor's global database of comparable surveys.

Staff data (Permanent and contract staff)

Age distribution


7%
22%
19%
29%
23%
<30
30-39
40-49
50-59
>59

Staff groups


20%
33%
21%
26%
Engineers
Technicians
Administrative
Other

Company seniority


12%
12%
48%
28%
< 5
5-14
15-24
>24

Geographic breakdown


26%
23%
14%
15%
22%
Denmark
USA
India
Other Europe
Other countries

Shareholder information

Share capital and votes
FLSmidth & Co. A/S has nearly 17,500 registered shareholders. In addition, nearly 1,500 present and former employees hold shares in the company.

In accordance with the OMX Copenhagen Stock Exchange method of accounting, the FLSmidth & Co. share has a free-float of 98%. The share capital amounts to DKK 1,064,000,000 consisting of 53,200,000 issued shares at DKK 20 each.

In 2006, the share capital was provisionally increased in connection with the completion of a share exchange offer to the shareholders of Potagua FLS A/S. In this connection the A and B share classes in FLSmidth & Co. A/S were merged so that there is now only one share class without any special rights.

Two shareholders have reported a participating interest that exceeds five per cent of the share capital:

ATP
Kongens Vænge 8,
DK-3400 Hillerød

Nordea 1 – European Value Fund Sicav and
Nordea 1 – Global Value Fund Sicav
Nordea Investment Funds SA 672, rue de Neudorf
L-2015 LUXEMBOURG

FLSmidth & Co. shares and share options held by the Board of Directors, the Management and executive staff
Members of the FLSmidth & Co. A/S Board of Directors hold a total of 15,506 shares.

The Corporate Management holds 40,160 shares and 126,000 share options.

Other and executive staff hold 480,000 share options. Staff and executives who have left the Company own 42,083 share options.

Share indices
The FLSmidth & Co. share is included in a number of share indices on the Nordic Stock Exchange OMX, including OMX Copenhagen 20 (OMX20), consisting of the 20 most traded shares on the Copenhagen Nordic Stock Exchange. In addition, the FLSmidth & Co, share is included in a number of European share indices, including "Dow Jones STOXX 600" and "MSCI Engineering & Construction".

Investor relations policy
Via announcements to the Copenhagen Stock Exchange and briefing sessions plus updated information about the Group's activities on the company website, www.flsmidth.com, the Group seeks to maintain regular contact with the stock market to ensure a development of the share price that reflects the underlying financial performance of the Group.

By subscribing to the electronic communication service at www.flsmidth.com, shareholders and other interested parties have swift and seamless access to the latest stock exchange announcements and press releases.

Registration of shares is effected via one's own bank. Registered shareholders automatically receive an invitation to general meetings. A printed version of the Annual Report can be obtained from the shareholder's secretariat or via e-mail: corpir@flsmidth.com.

The objective of FLSmidth's Investor Relations function is to ensure at all times that

- the share price reflects the company's results and a fair market value based on open and active dialogue with the stock market,
- all shareholders have equal and sufficient access to timely, relevant and price-sensitive information.

As a principle, the Group maintains a three week quiet period before the planned release of financial statements during which it does not comment on financial goals nor guidance and does not take part in meetings nor presentations with analysts or investors.

As a principle, the Group only comments on factual information and not on guidance given in analyst reports.

Investor Relations activities 2006
During 2006, FLSmidth & Co. attended more than 300 analyst and investor meetings in Amsterdam, Boston, Copenhagen, Dublin, Edinburgh, Frankfurt, Geneva, Helsinki, London, Luxembourg, New York, Paris, San Francisco, Stockholm, Toronto and Zürich. FLSmidth & Co. also attended three events aimed at private investors which were held in Copenhagen, Aarhus and Silkeborg in Denmark. The material delivered in connection with these meetings is available at www.flsmidth.com.

Analyst coverage
The FLSmidth & Co. share is currently covered by the following stockbrokers and analysts:

ABG Sundal Collier	Claus Almer	claus.almer@abgsc.com
ABN Amro	Bo Andreasen	bo.andresen@dk.abnamro.com
Carnegie	Lars Topholm	lars.topholm@carnegie.dk
Danske Bank	Stig Frederiksen	stif@danskebank.dk
Jyske Bank	Jesper Klitgaard Frederiksen	jkf@jyskebank.dk
LD Markets	Torsten Bech	tbe@ldmarkets.dk
SEB Enskilda	Kasper From Larsen	kasper.from.larsen@enskilda.dk
Sydbank	Holger Smitt	holger.smitt@sydbank.dk

Market developments 2006
The FLSmidth & Co. share opened the year at a price of 186 and ended the year at a price of 359. The price has been steadily increasing over the year, apart from a minor price adjustment in connection with the Mohammed cartoon crisis early in the year and a general adjustment of the stock market in the early summer of 2006.

In 2006, the total return on the FLSmidth & Co. share was 97% inclusive of dividend. By comparison, the OMCX MidCap+ index rose by 49%, OMXC20 by 12% and MSCI Europeran Construction & Engineering by 41% in 2006.

Financial calendar 2007

28 February 2007:	Annual Report 2006
20 April 2007:	Annual General Meeting
30 May 2007:	Interim report for 1st quarter 2007
22 August 2007:	Half yearly report 2007
27 November 2007:	Interim report for 3rd quarter 2007

The Annual General Meeting will take place on 20 April 2007 at 16.00 hours at Radisson SAS, Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg.

Contact with the company

Corporate Public Relations
Torben Seemann Hansen
Tel: +45 36 18 18 60
E-mail: tsh@flsmidth.com

Investor Relations
Pernille Friis Andersen
Tel: +45 36 18 18 87
E-mail: pefa@flsmidth.com

Shareholders' secretariat
Hanne Falshøj and Solvej Gosmer
Tel: +45 36 18 18 99 and
+45 36 18 18 76
E-mail: corpir@flsmidth.com

Website
www.flsmidth.com

Development in share price and turnover in 2006



Daily volume
Share price
FLSmidth & Co. A/S Share price
FLSmidth & Co. A/S Daily volume
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
380
360
340
320
300
280
260
240
220
200
180
160
140
30/Jan/06
27/Feb/06
27/Mar/06
24/Apr/06
22/May/06
19/Jun/06
17/Jul/06
14/Aug/06
11/Sep/06
09/Oct/06
06/Nov/06
04/Dec/06

Number of shares	Votes per share	Nominal value per share	Trading code	Reuters	Bloomberg
53,200,000	1	DKK 20	DK0010234467	FLS.Co	FLS DC

Share and dividend ratios, consolidated	2002	2003	2004	2005	2006
CFPS (cash flow per share, DKK (diluted)	13.8	(3.9)	(2.9)	32.8	**24.3**
EPS (earnings per share), DKK (diluted)	(28.2)	(49.3)	2.8	9.1	**21.7**
Net asset value, DKK parent company (diluted)	104	52	54	46	**38**
DPS (dividend per share), DKK	0	0	7	7	**7**
Pay-out ratio (%)	0%	0%	250%	77%	**32%**
FLSmidth & Co. price per share	55	68.7	102.4	186.0	**359**
Number of shares (000s), year end	53,200	53,200	53,200	53,200	**53,200**
Average number of shares (000s) (diluted)	51,896	51,881	52,509	53,518	**52,558**
Market capitalisation, DKKm	2,926	3,655	5,448	9,895	**19,099**

Classification of shareholders



15%
2%
7%
21%
18%
1%
11%
25%
ATP
FLSmidth & Co.
Nordea Investment Funds
Unlisted shares
Foreign institutional
Foreign private
Danish institutional
Danish private

Stock Exchange announcements/press releases issued

by Corporate Public Relations 2006

Date	Company / Subject	Type of announcement Stock Exch. Announcement/Press release
02 Jan. 06	**FLSmidth A/S** Financial calendar 2006	01/2006
20 Feb. 06	**FLSmidth A/S** St. Genevieve – order for world's largest cement production line	02/2006
01 Mar. 06	**FLSmidth & Co. A/S** Annual Report 2005	03/2006
01 Mar. 06	**FLSmidth & Co. A/S** Revised financial calendar 2006	04/2006
10 Mar. 06	**FLSmidth A/S** Order for 6,000 tpd plant for ACC in Egypt	05/2006
13 Mar. 06	**FLSmidth & Co. A/S** FLSmidth & Co. and Potagua FLS agree on recommended tax-exempt exchange of shares	06/2006
16 Mar. 06	**FLSmidth & Co. A/S** Share exchange offer to Potagua FLS' shareholders (offer document)	07/2006
21 Mar. 06	**FLSmidth A/S** Cement mill contract in Brazil	08/2006
24 Mar. 06	**FLSmidth & Co. A/S** Notice of Annual General Meeting	09/2006
30 Mar. 06	**FLSmidth A/S** Trade with Iraq under UN Oil for Food programme	Press rel.
03 Apr. 06	**FLSmidth & Co. A/S** Clearance from Central Tax Admin. to merge share classes	10/2006
07 Apr. 06	**FLSmidth & Co. A/S** Chairman's report at Annual General Meeting	11/2006
07 Apr. 06	**FLSmidth & Co. A/S** Chairman's report at Annual General Meeting	12/2006
11 Apr. 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
27 Apr. 06	**FLSmidth & Co. A/S** Result of the recommended share exchange offer	13/2006
28 Apr. 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
02 May 06	**FLSmidth A/S** Order from Rinker Materials,Florida	14/2006
05 May 06	**FLSmidth & Co. A/S** Ownership announcements re FLSmidth & Co. A/S acquisition of Potagua FLS A/S shares	15/2006
08 May 06	**FLSmidth & Co. A/S** Increase of capital due to share exchange offer	16/2006
09 May 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
10 May 06	**FLSmidth A/S** AUCC order (Libya)	17/2006
18 May 06	**FLSmidth & Co. A/S** Interim Report 1 Jan. – 31 Mar. 2006	18/2006
22 May 06	**FLSmidth & Co. A/S** Additional share exchange via acquisition in the market	19/2006
06 Jun. 06	**FLSmidth A/S** Order from Vietnam (Hoang Thach)	20/2006
15 Jun. 06	**FLSmidth A/S** Order for two pyro lines, USA	21/2006
22 Jun. 06	**FLSmidth A/S** Expansion project in Iran (Abyek)	22/2006
28 Jun. 06	**FLSmidth & Co. A/S & Potagua FLS A/S** Merger of the two companies	23/2006 Potagua FLS announcement No. 11/2006
03 Jul. 06	**FFE Minerals** wins two large contracts based on new proprietary technology	24/2006
04 Jul. 06	**FFE Minerals** Acquisition: Excel Foundry and Machine and remaining 49% of Excel Crusher Technologies	25/2006
01 Aug. 06	**FLSmidth & Co. A/S & Potagua FLS A/S** Final merger of the two companies	26/2006 Potagua FLS announcement No. 12/2006
08 Aug. 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
17 Aug. 06	**FLSmidth & Co. A/S** Interim Report 1 Jan. – 30 June 2006	27/2006
24 Aug. 06	**FLSmidth A/S** Order from Egypt (Sinai Grey)	28/2006
01 Sep. 06	**FLSmidth & Co. A/S** Notice of Extraordinary General Meeting	29/2006
07 Sep. 06	**FLSmidth A/S** Order from Zuari Cement, India for 5,500 tpd line	30/2006
13 Sep. 06	**FLSmidth & Co. A/S** Summary of Extraordinary General Meeting	31/2006
13 Sep. 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
19 Oct. 06	**FLSmidth A/S** Orders for FLSmidth in India	32/2006
24 Oct. 06	**FLSmidth A/S** Order for Latin America's largest cement pyro line (CEMEX)	33/2006
23 Nov. 06	**FLSmidth & Co. A/S** Interim Report 1 Jan. – 30 Sep. 2006	34/2006
30 Nov. 06	**FFE Minerals** Order from Brazilian mining company CVRD	35/2006
14 Dec. 06	**FLSmidth A/S** Order for white production line for Sinai White	36/2006
20 Dec. 06	**FFE Minerals** acquires KOCH Transporttechnik	37/2006
20 Dec. 06	**FLSmidth & Co. A/S** Capital reduction effective	38/2006
20 Dec. 06	**FLSmidth & Co. A/S** Amended Articles of Association	Stock Exchange no number
20 Dec. 06	**FLSmidth & Co. A/S** Financial calendar 2007	Stock Exchange no number
29 Dec. 06	**FLSmidth & Co. A/S** Provision for employee shares	39/2006
04 Jan. 07	**MAAG Gear** negotiates sale of marine and turbo gear business	01/2007
11 Jan. 07	**FLSmidth A/S** Order for 4,000 tpd plant for Irish Cement Limited	02/2007
23 Jan. 07	**MAAG Gear** sells marine and turbo gear business	03/2007
25 Jan. 07	**FLSmidth A/S** Order for cement plant in Kazakhstan	04/2007
02 Feb. 07	**FLSmidth & Co. A/S** upgrades expectations for 2006 result	05/2007


Annual Accounts 2006

Accounting policies

General comments
The Annual Report of the Group and the parent company is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for annual reports of companies listed on the Stock Exchange. Additional Danish disclosure requirements to annual reports are laid down in the IFRS executive order issued in accordance with the Financial Statements Act and by the Copenhagen Stock Exchange.

The Annual Report also complies with the International Financial Reporting Standards issued by IASB.

The Annual Report is presented in Danish kroner (DKK) which is considered the Group's functional currency.

Implementation of new and changed standards and interpretations
In the 2006 Annual report, FLSmidth & Co. A/S has changed its accounting policies in accordance with the new and revised standards (IFRS/IAS) and new interpretations (IFRIC) applicable for financial years beginning on 1 January 2006 or later. These changes have led to a change in the Group's accounting policy for recognition of financial assets in accordance with the revised in IAS 39.

The revised IAS 39, adopted in June 2005 and applicable to financial years that begin 1 January or later, affects the Group's accounting policy for recognition of cement share investments, as unrealised value adjustments of these investments have hitherto been recognised in the profit and loss account. The revised in IAS 39 (fair value option) limits the possibilities of recognising unrealised fair value adjustments of financial assets and liabilities in the profit and loss account under financial items, which in FLSmidth & Co.'s case means that unrealised value adjustments must be recognised directly in the *Shareholders' equity* until the investments are sold or a need for write-down is ascertained. Positive value adjustments are not recognised in the profit and loss account until realisation takes place. The Group has adopted the revised IAS 39 retroactively from 1 January 2005 in accordance with the transition provisions stated therein, and the comparative figures for 2005 are adjusted accordingly.

The effect of the change in accounting policy is reflected in the figures shown below:

DKKm	Share-holders' equity 1 Jan. 2005	Profit and loss account 2005	Share-holders' equity 31 Dec. 2005	Profit and loss account 2006	Share-holders' equity 31 Dec. 2006
Amounts in accordance with previous accounting policy	2,585	489	2,648	1,118	3,192
Fair value adjustment of cement shares	0	(13)	0	14	0
Amounts in accordance with previous accounting policy	2,585	476	2,648	1,132	3,192

The change in accounting policy only affects the consolidated accounts and will therefore not cause any changes in the parent company accounts. Earnings per share (EPS), both diluted and undiluted, are increased by DKK 0.27 in 2006 and reduced by DKK 0.25 in 2005 as a result of the changed accounting policy.

IFRIC interpretations Nos. 4, 5 and 6 have had no effect on the Annual Report.

Standards and interpretations that have not come into force
New or amended standards and interpretations which have not yet come into force have not been incorporated in this Annual Report. In the opinion of the Management, future adoption by the Group of standards and interpretations not yet in force will have no significant impact on the Annual Report.

General principles for recognition and measurement
Assets are recognised in the balance sheet when it is likely that future economic benefits will accrue to the Group and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is likely that future economic benefits will depart from the Group and the value of the liability can be measured reliably.

When recognised for the first time, assets and liabilities are measured at cost. Subsequent measurements are based on value adjustments as described below.

Estimates by Board and Management
In preparing the Annual Report pursuant to generally applicable rules, it is necessary that the Board and Management make estimates and lay down assumptions that affect the recognised assets and liabilities including the disclosures made regarding contingent assets and liabilities. The Board and Management base their estimates on historical experience and other assumptions considered relevant at the time in question. These estimates and assumptions form the basis of the carrying values of assets and liabilities and the derived effects on the profit and loss account included in this Annual Report. The actual results may deviate. The Board and Management of FLSmidth & Co. A/S considers the following aspects of the assets and liabilities in the Annual Report to be particularly affected

- Work-in-progress for third parties
- Guarantees and provisions
- Deferred tax assets and liabilities
- Sale of undertakings and activities

Work-in-progress for third parties
Work-in-progress for third parties is measured according to the stage of completion at sales value. The stage of completion is based on the costs defrayed measured in proportion to the total expected costs. These costs are partially based on an estimate. Besides, major projects are often sold to a number of politically unstable countries. In the opinion of the Board and Management, the results of these estimates and uncertainties are appropriate viewed against the information and assumptions available.

Guarantees and other provisions
Guarantees and other provisions are stated based on empirical information covering several years as well as legal opinions which together with management estimates of future trends form the basis for warranty

provisions and other provisions. In the case of lengthy periods the values are discounted.

Deferred tax assets
FLSmidth & Co. A/S includes deferred tax assets if it is likely that there will be taxable income in the future against which timing differences or tax loss carryforwards may be used. For this purpose, the Management estimates the coming years' earnings based on budgets and forecasts.

Sale of undertakings and activities
In connection with disposal or closure of undertakings and activities normal management estimates are included to remedy contractual guarantees.

Consolidated accounts
The consolidated financial statements comprise the parent company, FLSmidth & Co. A/S, and all undertakings in which the Group holds the majority of the voting rights or in which the Group in some other way holds a controlling influence. Undertakings in which the Group holds between 20% and 50% of the voting rights or in some other way has significant influence, but not a controlling interest, are regarded as associated undertakings. Jointly controlled entities are proportionally consolidated line-by-line.

The consolidated accounts are based on the annual accounts of the parent company and the individual subsidiaries which are drawn up in accordance with the Group accounting policies. All items of a uniform nature are combined, while inter company income, costs, accounts and shareholdings are eliminated. Unrealised gains and losses on transactions between consolidated companies are also eliminated.

The items in the accounts of subsidiaries are included one hundred per cent in the consolidated accounts. The proportionate share of the earnings attributable to the minority interests is included in the Group's profit/loss for the year and as a separate portion of the Group's shareholders' equity.

Business combinations
On acquisition of undertakings, the purchase method is applied, and the assets, liabilities and contingent liabilities of the undertakings acquired are measured at fair value on the date of acquisition. Restructuring costs are only recognised in the acquisition balance sheet if they are a liability for the undertaking acquired on the date of acquisition. The tax effect of the revaluations made is taken into account. Undertakings acquired are included in the consolidated accounts from the date of acquisition.

In the case of business combinations, positive balances between the cost of the undertaking and the fair value of the identifiable assets, liabilities and contingent liabilities acquired are recognised as goodwill under the heading of intangible assets. Goodwill is not amortised, but is tested annually for impairment. The initial impairment test is made before the end of the year of acquisition. On the acquisition, goodwill is allocated to the cash flow generating units which subsequently form the basis of the impairment test. Goodwill and fair value adjustments in connection with the acquisition of a foreign unit with another functional currency than Danish kroner are treated as assets and liabilities belonging to the foreign unit and are translated to the functional currency of the foreign unit at the transaction date rate of exchange. Negative balances (negative goodwill) are recognised in the profit and loss account at the date of acquisition.

If there is any uncertainty regarding the measurement of acquired identifiable assets, liabilities and contingent liabilities at the date of acquisition, initial recognition is based on provisional fair values. If it subsequently appears that the fair value of identifiable assets, liabilities and contingent liabilities at the date of acquisition differs from that first assumed, goodwill is adjusted until 12 months after the acquisition. The effect of the adjustments is adjusted in goodwill. Subsequently, goodwill is only adjusted in the event of changes in the estimate of the conditional acquisition price unless the error is significant. However, subsequent realisation of the acquired company's deferred tax assets, which were not recognised at the date of acquisition, will cause the tax advantage to be recognised in the profit and loss account and cause a write-down of the carrying value of goodwill to the amount that would have been recognised if the deferred tax asset had been stated as an identifiable asset at the date of acquisition.

Undertakings disposed of are consolidated until the date of disposal. The difference between the selling price and the book value of the net assets at the date of disposal including remaining goodwill less expected costs of disposal are stated in the profit and loss account as a separate item.

Translation of foreign currency
Transactions in another currency than the Group's functional currency are translated at the exchange rate of the day of transaction.

Financial assets and liabilities in foreign currency are translated at the exchange rates prevailing at the balance sheet date. Any foreign exchange variances between the rates at the transaction date and the payment date or the balance sheet date, as the case may be, are recognised in the profit and loss account as financial items.

Non-monetary assets and liabilities in foreign currency are recognised at the rate of exchange prevailing at the date of the transaction. Non-monetary items that are measured at fair value (shares) are translated at the exchange rate prevailing at the date of the latest fair value adjustment.

The profit and loss accounts of foreign subsidiaries with a functional currency that differs from Danish kroner and of foreign associated undertakings and proportionally consolidated jointly controlled entities are translated at average exchange rates while their balance sheet items are translated at the exchange rates quoted at the balance sheet date. The differences deriving from the translation of the profit and loss accounts of foreign business units at average exchange rates and of their balance sheet items at the rate of exchange at the balance sheet date are adjusted in the shareholders' equity.

The assets and liabilities of a foreign business unit acquired are translated at the exchange rate prevailing at the date of the transaction (acquisition date).

If the accounts of a foreign business unit are presented in a currency in which the accumulated rate of inflation over the past three years exceeds 100 per cent, adjustments for inflation are made. The adjusted accounts are translated at the exchange rate quoted on the balance sheet date.

Derivatives

The Group uses derivatives to control financial risks deriving from operating, financing and investing activities.

Hedging of the Group companies' commercial currency and interest risks takes place primarily via the Corporate Treasury. Economies of scale are attained by centralising financial control and hedging.

Derivatives are initially recognised in the balance sheet at cost and subsequently measured according to fair value at the date of settlement. The fair value of derivatives is included in *Other debtors* (positive fair value) or *Other liabilities* (negative fair value) as the case may be. Positive fair values are only set off against negative fair values if the undertaking is entitled to and intends to make a net settlement of several financial instruments (cash settlement). The fair values of derivatives are stated on the basis of market date and recognised valuation methods.

Changes in the fair value of derivatives that hedge the fair value of already recognised assets or liabilities or binding agreements are recognised in the profit and loss account together with changes in the value of the assets and liabilities hedged as far as the hedged portion is concerned. Hedging of future cash flow in accordance with an agreement signed, including foreign currency hedging of sales or purchase contracts in connection with orders, is treated as hedging of the fair value of a recognised asset or a recognised liability.

Changes in the fair value of derivatives that are classified as hedging of future transactions are recognised directly in the *Shareholders' equity* until the hedged item is realised. When the item is realised the changes in value are recognised in the same accounting entry as the hedged item.

Derivatives that do not fulfil the criteria for hedge accounting are recognised in the balance sheet at fair value on the balance sheet date. Value adjustments are recognised in the profit and loss account as financial items.

Changes in the fair value of loans and derivatives that are held to hedge foreign business units or parts of them, are recognised directly in the *Shareholders' equity* until the net investment is sold.

Profit and loss account

Net turnover

Net turnover is recognised in the profit and loss account on delivery and passing of the risk to the buyer and when the income can be measured reliably.

Work-in-progress for third parties is recognised in turnover based on the value of the work completed at the balance sheet date. The general rule is to base stage of completion on the costs defrayed. The value of *Work-in-progress for third parties* is based on the costs defrayed in percentage of the total budgeted costs.

Grants

Grants related to the acquisition of assets are recognised under liabilities and recognised in the profit and loss account in step with spending and depreciation on the assets concerned.

Grants received to cover costs are recognised under liabilities and recognised in the profit and loss account in step with the costs being defrayed.

Repayment obligations that become relevant if the conditions for receiving the grants are not fulfilled are stated in the notes as contingent liabilities.

Production costs

Production costs include raw materials, consumables, direct labour costs and production overheads such as maintenance and operation of production plant as well as administration and factory management.

Production costs for *Work-in-progress for third* parties are recognised in step with the completion of the individual contract.

Research costs are charged to *Production costs* in the profit and loss account for the financial year in which they are defrayed.

Development costs are mainly recognised in the profit and loss account for the period during which they were defrayed. Development costs related to certain products or processes are recognised as assets to the extent that such costs are likely to generate future earnings.

Sales and distribution costs

Sales and distribution costs comprise direct distribution and marketing costs, salaries for the sales and marketing functions as well as other indirect costs.

Administrative costs

Administrative costs comprise the costs of administrative staff and management and other indirect costs.

Other operating income and costs

Other operating income and costs comprise income and costs of a secondary nature in relation to the activities of the Group, including certain grants, rentals and royalties, fees, etc.

Profit and loss from the disposal of specific assets, sites and buildings which cannot be considered part of the disposal of a complete activity is included in *Other operating income and costs.*

Special items

Special items consist of costs and earnings of a special nature in relation to the activities of the Group, including expensing of fair value adjustments of stocks in connection with business combinations. These items are classified as special items in order to give a true and fair view of the Group's other operational activities.

Profits/losses of associated undertakings in the consolidated accounts
A proportionate share of the profits and losses of the associated undertakings is recognised after adjustment for unrealised internal profits/losses and write-down, if any, of goodwill.

Dividend from investments in subsidiaries and associated undertakings in the parent company accounts
Dividend from investments in subsidiaries and associated undertakings is recognised in the parent company profit and loss account in the financial year in which the dividend is declared. However, where the dividend distributed exceeds the accumulated earnings after the date of acquisition, the dividend is not recognised in the profit and loss account but is stated as a write-down on the cost of the investment.

Financial items
Interest income and costs are recognised in the profit and loss account at the amounts relating to the financial year.

Financial items also comprise financing costs of finance lease. Also included is value adjustment of financial instruments, apart from a few hedging instruments, securities and foreign currency items, including amortisation of financial assets and liabilities.

Tax
Tax for the year comprises current tax and the change in deferred tax.

Current tax comprises tax calculated on the basis of the expected taxable income for the year, using the applicable tax rates for the financial year, and any adjustment of tax for previous years.

Deferred tax is calculated using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes. Deferred tax is calculated based on the applicable tax rates for the individual financial years. The effect of changes in the tax rates is stated in the profit and loss account unless they are items previously entered directly in the *Shareholders' equity.*

A deferred tax provision is made to cover retaxation of losses in foreign undertakings if shares in the undertakings concerned are likely to be sold. No deferred tax liabilities regarding investments in subsidiaries are calculated if the shares are unlikely to be sold in the short term.

The tax value of losses that are expected with adequate certainty to be available for utilisation against future taxable income in the same legal tax unit and jurisdiction is included in the statement of deferred tax.

Tax assets are presented on a separate line among *Financial assets.*

FLSmidth & Co. A/S is jointly taxed with all Danish subsidiaries. All the Danish subsidiaries provide for the Danish tax based on the current rules with full distribution. Recognition of deferred tax assets and tax liabilities is made in the individual Danish companies based on the principles described above. The jointly taxed Danish undertakings are included in the Danish tax payable on account scheme.

Discontinuing activities
Discontinuing activities are stated as a separate item in the profit and loss account and consist of the operating income after tax from the activity concerned and any profits or losses from fair value adjustment or sale of the assets related to the activity. Costs attributable to the disposal are included in the statement of profit/loss.

Balance sheet

Intangible assets
Goodwill
Goodwill is measured at cost when it is first recognised in the balance sheet. Subsequently, goodwill is measured at cost less accumulated write-downs. There is no amortisation of goodwill. When recognising goodwill, it is allocated to the cash flow generating units as defined by the Corporate Management. The definition of cash flow generating units complies with the managerial structure and the internal financial control and reporting in the Group.

The carrying value of goodwill is tested for impairment at least once a year together with the other long-term assets in the cash flow generating unit to which the goodwill is allocated, and it is written down to recoverable amount via the profit and loss account if the accounting value exceeds the recoverable amount, this representing the higher of the fair value of the asset less expected disposal costs and the value in use. The recoverable amount is generally determined as the present value of the expected future net cash flows from the cash flow generating unit to which the goodwill is allocated. Write-down of goodwill is stated in the profit and loss account on the line *Amortisation and write-down of intangible assets.*

Other intangible assets
Other intangible assets are measured at cost less accumulated amortisation and write-downs.

Development costs consist of salaries, depreciation and other costs that are attributable to development activities.

Clearly defined and identifiable development projects, for which the technical rate of utilisation, sufficient resources and a potential future market or application in the Group can be demonstrated and which are intended to be manufactured, marketed or used, are recognised as *Intangible assets* if the cost can be determined reliably, and if it is sufficiently certain that the future earnings or the net selling price will cover production, selling and administrative costs plus the development costs. Other development costs are recognised in the profit and loss account as the costs are defrayed.

Amortisation of completed development projects is charged on a straight line basis during their estimated useful life. Development projects are written down to recoverable amount if lower. Development projects in progress are tested for impairment at least once a year.

Amortisation of patents and licences is charged on a straight line basis during the remaining patent or agreement period or useful life if shorter. The basis of amortisation is reduced by write-downs if any.

Amortisation takes place on a straight line basis over the estimated life of the assets which is as follows:

- Development costs, up to 5 years.
- Software applications, up to 5 years.
- Patents, licences and other rights, up to 20 years.

Tangible assets
Tangible assets are measured at cost less accumulated depreciation and write-downs.

The cost of assets of own construction includes the cost of materials, direct labour costs and an appropriate proportion of production overheads.

Depreciation is charged on a straight line basis over the estimated useful life of the assets until they reach the estimated residual value. Estimated useful life is as follows:

- Buildings, 20 – 40 years.
- Other plant and machinery, tools and equipment, 3 – 10 years.
- Fitting up rented premises, up to 5 years.

The period of depreciation of buildings used for administrative purposes may exceed 40 years.

Assets of low acquisition value or short life are charged to the profit and loss account in the year of acquisition.

Newly acquired assets and assets of own construction are depreciated from the time they are ready for their intended use. Land is not depreciated. Costs of repair and maintenance of property, plant and equipment are recognised in the profit and loss account.

Where acquisition or use of the asset places the Group under an obligation to defray the costs of pulling down or re-establishing the asset, the estimated costs for this purpose are recognised as a provision and a part of the cost of the asset concerned, respectively.

Assets held under a finance lease are measured in the balance sheet at fair value or the present value of future lease payments at the time of acquisition, if lower. In calculating the present value, the internal interest rate of the lease agreement is used as a discounting factor or as an approximate value. Assets held under a finance lease are depreciated like other Group *Tangible assets*.

The capitalised residual lease commitment is recognised in the balance sheet as debt whilst the interest component of the lease payment is charged to the profit and loss account.

For operating leases, the lease payments are expensed on a straight line basis over the lease term.

Financial assets
Investments in associated undertakings in the consolidated accounts
Investments in associated undertakings are measured according to the equity method. The proportionate share of the net worth of associated undertakings for accounting purposes is adjusted for unrealised inter-company profits and losses, and goodwill is added.

Investments in subsidiaries and associated undertakings in the Parent company accounts
Investments in subsidiaries and associated undertakings are measured at cost. Where the cost exceeds the recoverable amount, a write-down is made to this lower value.

The cost is written down to the extent that distributed dividend exceeds the accumulated earnings after the date of acquisition.

Other securities and investments
Other securities and investments, including listed shares are measured at fair value. In special cases where the value quoted on the stock exchange is considered not to represent the actual fair value, the shares concerned are carried at an estimated fair value. Value adjustments are recognised in the profit and loss account as financial items.

Shares in cement plants acquired in connection with orders received are measured at fair value. If the fair value is not immediately ascertainable, the shares are measured at a prudently assessed value. Value adjustments are recognised directly in the shareholders' equity until the shares are sold or a need for write-down is ascertained. Positive value adjustments are not recognised in the profit and loss account under financial items until realisation takes place.

Stocks
Stocks are measured at cost according to the FIFO principle or at net realisable value.

Work-in-progress and *Finished goods* are entered at manufacturing cost including materials consumed and labour costs plus an allowance for production overheads. Production overheads include operating costs, maintenance and depreciation of production plant plus administration and factory management.

In cases where the cost or the production price exceeds the estimated sales price less completion and selling costs, a write-down is made to such lower net realisable value.

Work-in-progress for third parties
Work-in-progress for third parties is measured according to the percentage of completion method at the sales value of the portion of the contract completed less partial invoicing and invoicing on account. The sales value is measured on the basis of the stage of completion at the balance sheet date and the total expected earnings from the individual contract.

The stage of completion for the individual project is normally calculated as the ratio between the resources spent and the total budgeted resource requirements. In some projects, where resource requirements cannot be used as a basis, the ratio between completed subactivities and the total project is used instead.

Work-in-progress for third party where invoicing on account exceeds the value of the work completed is recognised as *Work-in-progress for third party* under *Short-term liabilities*.

Contractual prepayments are recognised as *Prepayments received from customers* among *Long-term* and *Short-term liabilities*.

An allowance is made for losses on *Work-in-progress for third parties.* The allowance is based on individual assessment of the estimated loss until the work is completed.

Costs deriving from sales work and the winning of contracts are recognised in the profit and loss account in the financial year during which they are defrayed.

Debtors
Debtors are measured at amortised cost net of allowances for anticipated losses based on individual assessment.

Bonds and listed shares
Bonds and listed shares are measured and recognised at fair value on the balance sheet date. Value adjustments are recognised in the profit and loss account as financial items.

Impairment of long-term assets
Goodwill is tested annually for impairment, the first time being before the end of the year of acquisition. Ongoing development projects are also tested annually for impairment.

Deferred tax assets are assessed annually and are only recognised to the extent that they are likely to be used.

The carrying amounts of other *Long-term assets* are reviewed each year to determine whether there is any indication of impairment. If any such indication exists, the recoverable value of the asset is calculated. The recoverable amount is the higher of the fair value of the asset less expected disposal costs and value in use.

Loss on impairment is recognised if the carrying amount of an asset or a cash flow generating unit exceeds the recoverable amount of the asset or the cash flow generating unit. Loss on impairment is recognised in the profit and loss account under the same heading as the related amortisation and depreciation. Write-down of goodwill is included in depreciation and write-downs in the profit and loss account.

Write-down of goodwill is not reversed. Write-down on other assets is reversed to the extent that changes have taken place in the assumptions and estimates that led to the write-down.

Write-downs are only reversed where the new carrying amount of the asset does not exceed the carrying amount the asset would have had after depreciation if the asset had not been written down.

Dividend
Dividend is provided for in the accounts at the time when it is decided at the Annual General Meeting, the company thereby having incurred a liability. The dividend which is proposed for distribution is stated separately in the *Shareholders' equity.*

Own shares
Own shares are recognised in the balance sheet at zero value. When buying or selling *Own shares*, the purchase or selling amount, as the case may be, plus any dividend is recognised directly in the *Shareholders' equity* among *Other reserves.*

Share-based payment
The Corporate Management and a number of executive staff are entitled to share option plans.

Plans classified as equity-settled share options (plan 2003-2005 and plan 2006) are measured at fair value at the time of allocation and are recognised in the profit and loss account as staff costs within the period in which the final entitlement to the options is attained. The counter item is recognised directly in the *Shareholders' equity.*

When the share options are being recognised for the first time, an estimate is made of the number of options to which the Management and the executive staff are expected to become entitled. Subsequent adjustment is made for changes in the estimate of the number of option entitlements so that the total recognition is based on the actual number of option entitlements.

The fair value of the options allocated is estimated by means of the Black-Scholes model. The calculation takes into account the terms and conditions under which the share options are allocated.

Option plans categorised as cash-settled share-based payment arrangements (plan 1998-1999) are measured at the time of allocation and subsequently at fair value. Fair value adjustments in the exercise period are recognised in the profit and loss account under financial items. The counter item is recognised under *Liabilities.*

Employee shares granted in connection with the Group's 125th anniversary are considered earned at the time of allocation. The favourable element of these shares is recognised in the profit and loss account under the heading of staff costs and is set off directly against the *Shareholders' equity.*

Pension obligations
The Group has signed pension agreements and similar contracts with most of its employees.

Under **contributory** pension plans, the employer is required to contribute a certain amount (for example a fixed sum or a fixed percentage of the pay). Under a contributory plan the employees usually bear the risk with regard to future developments in the rates of interest, inflation, mortality and disability. Payments by an undertaking into contributory plans are recognised in the profit and loss account for the period to which they apply and any outstanding payments are recognised in the balance sheet under *Other liabilities.*

Under **benefit-based** pension plans, the employer is required to contribute a certain amount (for example a retirement pension as a fixed sum or a fixed percentage of the final pay). Under a benefit-based plan the undertaking usually bears the risk with regard to future developments in the rates of interest, inflation, mortality and disability. Changes in the computation basis result in a change in the actuarial net present value of the benefits which the undertaking is to pay in the future under this plan. Net present value is only calculated for benefits to which the employees have become entitled through their employment with the company so far. The actuarial net present value less the fair value of any assets related to the plan is stated in the balance sheet under the heading of *Pension assets and liabilities.*

Differences between the expected development of pension assets and liabilities and the realised values are described as actuarial gains or losses. Actuarial gains and losses are recognised directly in the *Shareholders' equity.*

Changes in benefits concerning the employees' former employment in the undertaking result in a change in the actuarial net present value, which is considered a historical cost. Historical costs are charged immediately to the profit and loss account if the employees have already acquired a right to the changed benefit. Otherwise, the historical costs are recognised directly in the *Shareholders' equity.*

Provisions for warranties

Where after closing the accounts of an order, additional minor supplies, etc. remain to be effected to complete the order, an allowance is made for this in the accounts. A portion of the allowance is transferred to liabilities covering the part of the outstanding subsupplies whose price and scope is agreed. The balance of the allowance is transferred to *Provisions*. The provision covers estimated own costs of completion, subsequent warranty supplies and unsettled claims from customers or subsuppliers. Any *Long-term liabilities* are discounted to net present value.

Provisions for restructuring

In the event of planned restructuring of the Group, provision is only made for liabilities deriving from restructuring which has been decided at the balance sheet date in accordance with a specific plan and provided the parties involved have been informed about the overall plan.

Provisions for redundancies

Provisions for redundancies are charged to the profit and loss account when decided and announced.

Other provisions

Other provisions also include allowances for loss-making contracts and legal disputes, etc.

Mortgage debt, currency loans and bank loans, etc.

Mortgage debt, currency loans and bank loans, etc. are recognised when raising the loan at the proceeds received less transaction costs. Subsequent measurement is made at amortised cost so that the difference between the proceeds and the nominal value is recognised in the profit and loss account during the period of the loan.

Other liabilities

Other liabilities include holiday pay obligations, taxes and dues and interest payable.

Assets held for sale

Assets held for sale consist of assets and disposal groups that are held for the purpose of sale. Disposal groups are a group of assets that are to be disposed of by sale or otherwise, together in a single transaction, and associated liabilities that are transferred through the transaction. Assets are classified as 'held for sale' if their carrying value will primarily be recovered by sale within 12 months in accordance with a formal plan rather than by continued use.

Assets or disposal groups held for sale are measured at the lower of the carrying value and the fair value less selling costs. Assets are not depreciated from the time when they are classified as 'held for sale'.

Impairment losses arising from the initial classification as 'held for sale' and gains or losses from subsequent measurement at the lower of carrying value and fair value less selling costs are recognised in the profit and loss account among the items to which they belong. Gains and losses are disclosed in the notes.

Presentation of assets held for sale and discontinuing activities

Assets held for sale and *Discontinuing activities* consist of activities or companies for which it has been announced that the activities or companies have been discontinued or are discontinuing in the Group or closure has been initiated.

Earnings and value adjustments after tax of assets held for sale and discontinuing activities are presented on a separate line in the profit and loss account and with comparative figures. In the notes, turnover, costs and tax of the discontinuing activities are disclosed.

Assets and associated liabilities regarding assets held for sale are presented on separate lines in the balance sheet and the main items are specified in the notes. Activities being closed down are consolidated line for line in the balance sheet.

Cash flow from operating and investing activities for assets held for sale and discontinuing activities appear from the cash flow statement.

Cash flow statement

The consolidated and parent company cash flow statements are presented according to the indirect method and show the composition of cash flows divided into operating, investing and financing activities, respectively, and the changes in cash funds during the year between 1 January and 31 December.

The cash flow statement is based on Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA).

In the statement of working capital/loans a distinction is made between interest-bearing and non-interest-bearing items plus cash funds.

- Cash funds consist of cash in hand and bank deposits.
- Loans represent total interest-bearing debt items less interest-bearing debtors.
- All other non-interest-bearing debtors and debt items are regarded as working capital.

Cash flow from operating activities consists of earnings before interest, tax, depreciation and amortisation (EBITDA) adjusted for non-cash and non-paid items, changes in working capital and payments in respect of provisions, corporation tax and financial items.

Cash flow from investing activities comprise payments made in connection with the acquisition and disposal of undertakings and activities and the acquisition and disposal of assets.

Cash flow from financing activities comprise payments to and contributions from owners as well as the raising and repayment of loans.

The Group's cash funds mainly consist of money deposited with banks.

Segment information

The information is based on business segments and geographical markets. The segment information complies with the Group accounting policies, risks and internal financial control. The business segments are the Group's primary basis of segmentation and the geographical markets are the secondary basis of segmentation.

Long-term assets in the business segment are those used directly in the operations of the segment, including *Intangible assets, Tangible assets* and *Investments in associated undertakings*. In the geographical segment, assets are divided according to their physical location.

Short-term assets in the business segment are those used directly in the operations of the segment, including *Stocks, Trade debtors, Other debtors, Prepayments and Cash funds.*

Segment liabilities consist of liabilities deriving from the operations of the segment concerned, including *Trade creditors* and *Other creditors.*

Segment income and costs consist of transactions between the segments. Such transactions are determined on market terms. The transactions are eliminated in connection with the consolidation.

Consolidated profit and loss account

Notes	DKKm	2006	2005
3	Net turnover	12,311	10,250
7	Production costs	9,709	8,342
	Gross profit	**2,602**	**1,908**
7	Sales and distribution costs	738	685
4+7	Administrative costs	992	762
5	Other operating income and costs	94	97
8	Special items	(13)	0
	Earnings before interest, tax, depreciation and amortisation (EBITDA)	**953**	**558**
16	Depreciation and write-downs of tangible assets	134	124
15	Amortisation and write-downs of intangible assets	44	36
	Earnings before interest and tax (EBIT)	**775**	**398**
17	Share of earnings for associated undertakings	3	0
6	Financial income	560	590
6	Financial costs	414	476
	Earnings before tax (EBT)	**924**	**512**
9	Tax for the year	(183)	(18)
	Profit/loss for the year, continuing activities	**1,107**	**530**
1	Profit/loss for the year, discontinuing activies	25	(54)
	Profit/loss for the year	**1,132**	**476**
	To be distributed as follows:		
	Minority shareholders' share of profit/loss for the year	(9)	(2)
	FLSmidth & Co. A/S shareholders' share of profit/loss for the year	1,141	478
		1,132	**476**
31	Earnings per share (EPS)		
	Continuing and discontinuing activities	21.9	9.2
	Continuing and discontinuing activities, diluted	21.7	9.1
	Continuing activities	21.4	10.2
	Continuing activities, diluted	21.2	10.1

32 Profit and loss account by functions, depreciation and write-downs by functions

Consolidated cash flow statement

DKKm		2006	2005
Notes			
	Cash flow from operating activities		
	Earnings before interest, tax, depreciation and amortisation (EBITDA)	953	558
	Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	(17)	(19)
	Adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)	**936**	**539**
10	Change in provisions	235	157
11	Change in working capital	290	1,200
	Cash flow from operating activities before financial items and tax	**1,461**	**1,896**
12	Financial payments received and made	83	(89)
9	Corporation taxes paid	(172)	(76)
	Cash flow from operating activities	**1,372**	**1,731**
	Cash flow from investing activities		
13	Acquisition of undertakings and activities	(196)	(47)
15	Acquisition of intangible assets	(33)	(40)
16	Acquisition of tangible assets	(249)	(176)
17	Acquisition of financial assets	(15)	(20)
	Disposal of intangible and tangible assets	37	114
	Disposal of financial assets	59	225
	Cash flow from investing activities	**(397)**	**56**
	Cash flow from operating and investing activities, continuing activities	**975**	**1,787**
	Cash flow from operating and investing activities, discontinuing activities	**(75)**	**21**
	Cash flow from operating and investing activities, total	**900**	**1,808**
	Cash flow from financing activities		
	Dividend	(368)	(365)
	Capital increase	6,161	0
	Acquisition of own shares	(6,397)	(77)
	Disposal of own shares	97	51
14	Changes in other net interest-bearing receivables	(195)	(100)
	Cash flow from financing activities	**(702)**	**(491)**
	Changes in cash funds	**198**	**1,317**
21	Cash funds at 1 January	2,568	1,251
21	Cash funds at 31 December	2,766	2,568

The cash flow statement cannot be derived from the published financial information only.

Assets

DKKm		2006	2005
Notes			
	Goodwill	131	90
	Other intangible assets	178	147
15	**Intangible assets**	**309**	**237**
	Land and buildings	605	641
	Plant and machinery	395	406
	Operating equipment, fixtures and fittings	114	99
	Tangible assets in course of construction	105	35
16	**Tangible assets**	**1,219**	**1,181**
17	Investments in associated undertakings	7	3
17	Other securities and investments	47	86
17	Other financial assets	9	9
26	Pension assets	2	0
18	Deferred tax assets	762	397
	Financial assets	**827**	**495**
	Total long-term assets	**2,355**	**1,913**
19	**Stocks**	**832**	**552**
21	Trade debtors	3,087	2,165
20	Work-in-progress for third parties	2,338	1,713
	Amounts owed by associated undertakings	3	1
21	Other debtors	338	324
	Prepayments	34	25
	Debtors	**5,800**	**4,228**
	Bonds and listed shares	366	316
	Securities	**366**	**316**
21	**Cash funds**	**2,766**	**2,568**
	Total current assets	**9,764**	**7,664**
22	**Assets held for sale**	**132**	**0**
	TOTAL ASSETS	**12,251**	**9,577**

Equity and liabilities

DKKm		2006	2005
Notes			
	Share capital	1,064	1,064
	Exchange rate adjustments regarding translation of investments	(85)	(122)
	Exchange rate adjustments regarding hedging transactions	(2)	117
	Retained earnings	1,839	1,213
	Proposed dividend	372	372
	FLSmidth & Co. A/S shareholders' share of shareholders' equity	**3,188**	**2,644**
	Minority interests' share of shareholders' equity	**4**	**4**
	Total shareholders' equity	**3,192**	**2,648**
18	Deferred tax liabilities	28	18
26	Pension liabilities	97	138
23	Other provisions	808	835
24	Mortgage debt	149	155
24	Currency loans, lease commitments and bank loans	12	12
24	Prepayments from customers	616	113
	Long-term liabilities	**1,710**	**1,271**
	Mortgage debt	50	24
	Currency loans, lease commitments and bank loans	82	129
	Prepayments from customers	2,194	1,620
20	Work-in-progress for third parties	1,586	1,083
	Trade creditors	1,859	1,488
	Corporation tax payable	129	117
25	Other liabilities	676	671
23	Other provisions	656	469
	Deferred income	112	57
	Short-term liabilities	**7,344**	**5,658**
	Total liabilities	**9,054**	**6,929**
22	**Liabilities regarding assets held for sale**	**5**	**0**
	TOTAL EQUITY AND LIABILITIES	**12,251**	**9,577**

Consolidated shareholders' equity

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority interests' share	Total
Shareholders' equity at 1 January 2005	**1,064**	**(234)**	**227**	**1,131**	**372**	**2,560**	**25**	**2,585**
Total income for the year		112	(110)	461		463	(21)	442
Dividend paid					(365)	**(365)**		**(365)**
Dividend, own shares				7	(7)	**0**		**0**
Share-based payment				12		**12**		**12**
Proposed dividend				(372)	372	**0**		**0**
Acquisition of own shares				(77)		**(77)**		**(77)**
Disposal of own shares				51		**51**		**51**
Shareholdes' equity at 31 December 2005	**1,064**	**(122)**	**117**	**1,213**	**372**	**2,644**	**4**	**2,648**
Total income for the year		(90)	8	1,126		1,044	0	1,044
Capital increase due to exchange of shares	477			5,684		**6,161**		**6,161**
Capital reduction due to cancellation of shares	(477)			477		**0**		**0**
Dividend paid					(368)	**(368)**		**(368)**
Dividend, own shares				4	(4)	**0**		**0**
Share-based payment, share options				7		**7**		**7**
Share-based payment, employee shares				37		**37**		**37**
Proposed dividend				(372)	372	**0**		**0**
Disposal of own shares				60		**60**		**60**
Acquisition of own shares				(6,397)		**(6,397)**		**(6,397)**
Transfer between reserves		127	(127)			**0**		**0**
Shareholders' equity at 31 December 2006	**1,064**	**(85)**	**(2)**	**1,839**	**372**	**3,188**	**4**	**3,192**

See the parent company shareholders' equity page 81 regarding capital structure.

Total income for the year is specified as follows:	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority interests' share	Total
Exchange rate adjustments regarding translation of investments		112				**112**		**112**
Transferred to the profit and loss account re hedging of future transactions			(96)			**(96)**		**(96)**
Transferred to work-in-progress regarding hedging of purchase and sales orders			(10)			**(10)**		**(10)**
Additions and disposals of minority interests						**0**	(19)	**(19)**
Recognised actuarial gains and losses on benefit-based pension plans*				(27)		**(27)**		**(27)**
Value adjustment of securities available for sale**				13		**13**		**13**
Other shareholders' equity adjustments				(10)		**(10)**		**(10)**
Tax on shareholders' equity movements, net				7		**7**		**7**
Recognised directly in the shareholders' equity	**0**	**112**	**(106)**	**(17)**	**0**	**(11)**	**(19)**	**(30)**
Profit/loss for the year				478		**478**	(2)	**476**
Adjustments regarding disposal of undertakings			(4)			**(4)**		**(4)**
Total income for the year 2005	**0**	**112**	**(110)**	**461**	**0**	**463**	**(21)**	**442**
Exchange rate adjustments regarding translation of investments		(90)				**(90)**	1	**(89)**
Transferred to the profit and loss account regarding hedging of future transactions			(4)			**(4)**		**(4)**
Transferred to work-in-progress re hedging of purchase and sales orders			12			**12**		**12**
Additions and disposals of minority interests						**0**	8	**8**
Recognised actuarial gains and losses on benefit-based pension plans*				5		**5**		**5**
Value adjustment of securities available for sale**				(14)		**(14)**		**(14)**
Other shareholders' equity adjustments				(6)		**(6)**		**(6)**
Tax on shareholders' equity movements, net						**0**		**0**
Recognised directly in the shareholders' equity	**0**	**(90)**	**8**	**(15)**	**0**	**(97)**	**9**	**(88)**
Profit/loss for the year				1,141		**1,141**	(9)	**1,132**
Total income for the year 2006	**0**	**(90)**	**8**	**1,126**	**0**	**1,044**	**0**	**1,044**

* At 31 December 2006 accumulated actuarial losses of DKK 104m have been recognised directly in the shareholders' equity (31 Dec. 2005: DKK 109m).
** Reference is made to the description of the Group's accounting policies for an explanation of the effect of the changed accounting policy for value adjustment of securities available for sale.

List of notes

Consolidated accounts

Parent company

1. Breakdown of the Group by segments for 2006

DKKm	Cement	Minerals	Dansk Eternit Holding	Other companies etc. [1]	Continuing activities	Discon-tinuing activities [2]	FLSmidth Group
PROFIT AND LOSS ACCOUNT							
Turnover							
Denmark	38	1	394	29	462	0	462
Rest of Scandinavia	23	27	168	10	228	8	236
Rest of Europe	915	164	628	74	1,781	127	1,908
North America	1,633	717	10	(2)	2,358	27	2,385
South America	196	562	0	4	762	5	767
Africa	1,292	655	0	1	1,948	4	1,952
Australia	38	283	0	1	322	1	323
Asia	3,610	805	16	19	4,450	42	4,492
External turnover	7,745	3,214	1,216	136	12,311	214	12,525
Intercompany turnover	(62)	62			0		0
Net turnover	**7,683**	**3,276**	**1,216**	**136**	**12,311**	**214**	**12,525**
Production costs	6,164	2,671	804	70	9,709	171	9,880
Gross profit	**1,519**	**605**	**412**	**66**	**2,602**	**43**	**2,645**
Sales, distr., admin. and other operating items and special items	985	321	284	59	1,649	20	1,669
Earnings before interest, tax, depr. and amort. (EBITDA)	**534**	**284**	**128**	**7**	**953**	**23**	**976**
Depreciation of tangible assets	61	20	46	7	134	12	146
Write-downs of tangible assets	0	0	0	0	0	0	0
Amortisation of intangible assets	32	6	1	1	40	0	40
Write-downs of intangible assets	4	0	0	0	4	0	4
Earnings before interest and tax (EBIT)	**437**	**258**	**81**	**(1)**	**775**	**11**	**786**
Profit/loss on disposal of undertakings and activities	0	0	0	0	0	3	3
Net financial income and costs	162	11	(12)	(12)	149	11	160
Earnings before tax (EBT)	**599**	**269**	**69**	**(13)**	**924**	**25**	**949**
Tax for the year	(54)	67	(51)	(145)	(183)	0	(183)
Profit/loss for the year	**653**	**202**	**120**	**132**	**1,107**	**25**	**1,132**
CASH FLOW							
Cash flow from operating activities	**667**	**499**	**90**	**116**	**1,372**	**(85)**	**1,287**
Acquisition and disposal of undertakings and activities	0	(174)	(22)	0	(196)	0	(196)
Acquisition of tangible assets	(150)	(37)	(60)	(2)	(249)	0	(249)
Other investments, net	42	9	4	(7)	48	10	58
Cash flow from investing activities	**(108)**	**(202)**	**(78)**	**(9)**	**(397)**	**10**	**(387)**
Cash flow from operating and investing activities	**559**	**297**	**12**	**107**	**975**	**(75)**	**900**
WORKING CAPITAL	**(617)**	**28**	**197**	**(43)**	**(435)**		**(435)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**2,872**	**383**	**15**	**(423)**	**2,847**		**2,847**
BALANCE SHEET							
Intangible assets	143	118	45	3	309		309
Tangible assets	487	192	371	169	1,219		1,219
Financial assets	562	43	136	86	827		827
Short-term assets	7,873	2,079	721	(909)	9,764		9,764
Assets held for sale	106	0	0	26	132		132
Total assets	**9,171**	**2,432**	**1,273**	**(625)**	**12,251**		**12,251**
Consolidated shareholders' equity	2,554	615	342	(319)	3,192		3,192
Liabilities exclusive of equity	6,612	1,817	931	(306)	9,054		9,054
Liabilities regarding assets held for sale	5	0	0	0	5		5
Total equity and liabilities	**9,171**	**2,432**	**1,273**	**(625)**	**12,251**		**12,251**
FINANCIAL RATIOS							
Contribution ratio	*19.8%*	*18.5%*	*33.9%*	*48.5%*	*21.1%*	*n/a*	*21.1%*
EBITDA ratio	*7.0%*	*8.7%*	*10.5%*	*5.1%*	*7.7%*	*n/a*	*7.8%*
EBIT ratio	*5.7%*	*7.9%*	*6.7%*	*(0.7%)*	*6.3%*	*n/a*	*6.3%*
EBT ratio	*7.8%*	*8.2%*	*5.7%*	*(9.6%)*	*7.5%*	*n/a*	*7.6%*
RETURN ON CAPITAL EMPLOYED (ROCE)							
Adjusted net operating profit after tax (NOPAT)	390	209	65	(75)	589	89	678
Average capital employed	(143)	273	239	(63)	306	(120)	186
Return on capital employed (ROCE)	**n/a**	**77%**	**27%**	**n/a**	**192%**	**n/a**	**365%**
Number of employees, 31 December	**4,101**	**1,613**	**963**	**71**	**6,748**	**114**	**6,862**

1) Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

2) Discontinuing activities consist of activities for which it has been announced that they are discontinued or are being discontinued in the Group and where closure has been initiated. Discontinuing activities consist of the turbo and marine activities in MAAG Gear and expensing of activities sold in previous years.

1. Breakdown of the Group by segments for 2005

DKKm	Cement	Minerals	Dansk Eternit Holding	Other companies etc. [1]	Continuing activities	Discon- tinuing activities [2]	FLSmidth Group
PROFIT AND LOSS ACCOUNT							
Turnover							
Denmark	60	1	418	22	501	0	501
Rest of Scandinavia	31	29	141	9	210	10	220
Rest of Europe	967	77	563	57	1,664	146	1,810
North America	1,118	350	6	13	1,487	35	1,522
South America	150	424	0	4	578	6	584
Africa	1,138	403	0	2	1,543	5	1,548
Australia	25	296	0	0	321	1	322
Asia	3,360	550	19	17	3,946	55	4,001
External turnover	6,849	2,130	1,147	124	10,250	258	10,508
Intercompany turnover	(12)	15	0	(3)	0	0	0
Net turnover	**6,837**	**2,145**	**1,147**	**121**	**10,250**	**258**	**10,508**
Production costs	5,714	1,804	771	53	8,342	263	8,605
Gross profit	**1,123**	**341**	**376**	**68**	**1,908**	**(5)**	**1,903**
Sales, distr., admin. and other operating items and special items	834	224	274	18	1,350	30	1,380
Earnings before interest, tax, depr. and amort. (EBITDA)	**289**	**117**	**102**	**50**	**558**	**(35)**	**523**
Depreciation of tangible assets	62	11	40	10	123	13	136
Write-downs of tangible assets	1	0	0	0	1	0	1
Amortisation of intangible assets	30	3	1	2	36	1	37
Write-downs of intangible assets	0	0	0	0	0	0	0
Earnings before interest and tax (EBIT)	**196**	**103**	**61**	**38**	**398**	**(49)**	**349**
Profit/loss on disposal of undertakings and activities	0	0	0	0	0	(9)	(9)
Net financial income and costs	54	(3)	(5)	68	114	4	118
Earnings before tax (EBT)	**250**	**100**	**56**	**106**	**512**	**(54)**	**458**
Tax for the year	(25)	33	4	(30)	(18)	0	(18)
Profit/loss for the year	**275**	**67**	**52**	**136**	**530**	**(54)**	**476**
CASH FLOW							
Cash flow from operating activities	**1,696**	**(6)**	**134**	**(93)**	**1,731**	**14**	**1,745**
Acquisition and disposal of undertakings and activities	2	(19)	(28)	(2)	(47)	7	(40)
Acquisition of tangible assets	(87)	(20)	(66)	(3)	(176)	0	(176)
Other investments, net	102	(2)	1	178	279	0	279
Cash flow from investing activities	**17**	**(41)**	**(93)**	**173**	**56**	**7**	**63**
Cash flow from operating and investing activities	**1,713**	**(47)**	**41**	**80**	**1,787**	**21**	**1,808**
WORKING CAPITAL	**(639)**	**216**	**175**	**8**	**(240)**		**(240)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**2,233**	**196**	**13**	**158**	**2,600**		**2,600**
BALANCE SHEET							
Intangible assets	152	48	32	5	237		237
Tangible assets	526	115	340	200	1,181		1,181
Financial assets	381	40	70	4	495		495
Short-term assets	5,927	1,354	655	(272)	7,664		7,664
Assets held for sale	0	0	0	0	0		0
Total assets	**6,986**	**1,557**	**1,097**	**(63)**	**9,577**		**9,577**
Consolidated shareholders' equity	1,936	448	218	46	2,648		2,648
Liabilities exclusive of equity	5,050	1,109	879	(109)	6,929		6,929
Liabilities regarding assets held for sale	0	0	0	0	0		0
Total equity and liabilities	**6,986**	**1,557**	**1,097**	**(63)**	**9,577**		**9,577**
FINANCIAL RATIOS							
Contribution ratio	*16.4%*	*15.9%*	*32.8%*	*56.2%*	*18.6%*	*n/a*	*18.1%*
EBITDA ratio	*4.2%*	*5.5%*	*8.9%*	*41.3%*	*5.4%*	*n/a*	*5.0%*
EBIT ratio	*2.9%*	*4.8%*	*5.3%*	*31.4%*	*3.9%*	*n/a*	*3.3%*
EBT ratio	*3.7%*	*4.7%*	*4.9%*	*87.6%*	*5.0%*	*n/a*	*4.4%*
RETURN ON CAPITAL EMPLOYED (ROCE)							
Adjusted net operating profit after tax (NOPAT)	95	70	32	162	359	(43)	316
Average capital employed	659	227	221	(360)	747	(189)	558
Return on capital employed (ROCE)	**14%**	**31%**	**14%**	**n/a**	**48%**	**n/a**	**57%**
Number of employees, 31 December	**3,657**	**1,135**	**874**	**63**	**5,729**	**120**	**5,849**

[1] Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

[2] Discontinuing activities consist of activities for which it has been announced that they are discontinued or are being discontinued in the Group and where closure has been initiated. Discontinuing activities consist of the turbo and marine activities in MAAG Gear and expensing of activities sold in previous years.

2. Segment reporting, geographical

DKKm	2006	2005
Turnover		
Denmark	462	501
Rest of Scandinavia	228	210
Rest of Europe	1,781	1,664
North America	2,358	1,487
South America	762	578
Africa	1,948	1,543
Australia	322	321
Asia	4,450	3,946
	12,311	10,250
Assets		
Denmark	6,098	4,568
Rest of Scandinavia	96	126
Rest of Europe	1,987	2,033
North America	1,943	890
South America	137	374
Africa	344	337
Australia	234	188
Asia	1,412	1,061
	12,251	9,577
Capital expenditures		
Denmark	71	76
Rest of Scandinavia	1	1
Rest of Europe	91	82
North America	29	11
South America	3	2
Africa	3	4
Australia	17	13
Asia	83	47
	298	236

3. Net turnover

DKKm	2006	2005
Project sales	8,517	6,817
Sales of parts and services	2,434	2,154
Building materials	1,360	1,279
	12,311	10,250
Income recognition criteria		
Income recognised when invoiced	4,079	3,886
Income recognised according to the percentage-of-completion method	8,232	6,364
	12,311	10,250

4. Fee to auditors appointed at the parent company Annual General Meeting

DKKm	2006	2005
Deloitte		
Auditing	11	10
Other services	7	3
	18	13
KPMG		
Auditing	0	2
Other services	2	3
	2	5

5. Other operating income and costs

DKKm	2006	2005
Other operating income		
Government subsidies and other grants	4	3
Rent income	14	13
Royalties, etc.	21	10
Profit on disposal of fixed assets*	29	38
Other income	33	55
	101	119
Other operating costs		
Losses on disposal of fixed assets	1	4
Royalties, etc.	4	4
Other costs	2	14
	7	22
Total other operating income and costs	94	97

*) The profit on disposal of fixed assets in 2006 includes the profit from the sale of land and buildings at DKK 11m deriving from the sale of an office building in Brazil. The profit on disposal of fixed assets in 2005 includes the profit from the sale of land and buildings at DKK 26m, viz. two sites and buildings in Valby, Copenhagen (FLSmidth & Co. A/S and others).

6. Financial income and costs

DKKm	2006	2005
Financial income		
Interest receivable and other financial income	99	53
Capital gains on securities*	39	111
Foreign exchange gains	422	426
	560	590
Financial costs		
Interest payable and other financial costs	28	19
Share-based payment in respect of employees who have left the Group	12	8
Capital losses on securities	21	1
Foreign exchange losses	353	448
	414	476

*) Capital gains on securities in 2006 consist mainly of the sale of shares in Gujarat Sidhee and Pioneer Cement. Capital gains on securities in 2005 consist primarily of the sale of Sinai Cement Company shares (DKK 57m) and the sale of shares in Denerco Oil (DKK 37m).

7. Staff costs

DKKm	2006	2005
Wages and salaries and fees	1,585	1,572
Pension contributions and social security costs, etc.	224	199
Share-based payment, option plans	7	12
Share-based payment, employee shares *	37	0
Other staff costs	43	57
	1,896	1,840
The amounts are included in the items: Production costs, Sales and distribution costs and Administrative costs.		
For further details on remuneration of Board and Management, see note 33 on related parties		
Number of employees at 31 December	6,862	5,849

*) The employee share plan comprises the distribution of 103,490 shares at a total value of DKK 37m which was expensed in 2006.

7. Staff costs (continued)

Share options

The Board of Directors and a number of executive officers in the Group have been granted options to purchase 648,083 shares in the company at a set price (strike price). As from 2002, the Board of Directors has chosen not to take part in new option plans.

Equity-settled plans (Plan 2003-2005 and Plan 2006)

The share option plans for 2003-2005 and 2006 are equity-settled share-based payment plans. The value of the options is recognised in the profit and loss account under staff costs on a linear basis from the time of allocation to the first time of acquisition, which means that at the time of exercising the option no more recognition in the profit and loss account takes place.

Specification of outstanding options:

Number of options	Management	Other executive staff	Total
Outstanding options 1 January 2005	100,000	800,000	900,000
Changes in Management	30,000	(30,000)	0
Exercised 2003 plan	(10,000)	(350,000)	(360,000)
Exercised 2004 plan	0	(10,000)	(10,000)
Allocated for 2005 (issued 1 April 2005)	60,000	320,000	380,000
Outstanding options 31 December 2005	180,000	730,000	910,000
Exercised 2003 plan	(40,000)	(10,000)	(50,000)
Exercised 2004 plan	(50,000)	(400,000)	(450,000)
Lapsed		(10,000)	(10,000)
Allocated for 2006 (issued 17 August 2006)	36,000	170,000	206,000
Outstanding options 31 December 2006	**126,000**	**480,000**	**606,000**
Number of options that are exercisable at 31 December 2006	20,000	0	20,000
Total fair value of outstanding options DKKm			
At 31 December 2006	29	107	136
At 31 December 2005	19	76	95

DKK	2006	2005
Average weighted fair value per option	224.08	104.73
Average weighted strike price per option	148.34	90.23
Average price per share at the time of exercising the option	251.40	165.88

In 2006, the recognised fair value of share options in the consolidated profit and loss account amounts to DKK 7m (2005: DKK 12m).

Year of allocation, strike price and exercise period for the individual allocations are as follows:

Year of allocation	Strike price	Exercise period	Allocated	Lapsed	Exercised	Not exercised
2003		2005-2006	480,000	(70,000)	(410,000)	0
2004	66.16*	2006-2007	500,000	(20,000)	(460,000)	20,000
	63.13*	2007-2008				
	63.92*	2008-2009				
	64.80*	2009-2010				
2005	103.48*	2007-2008	380,000	0	0	380,000
	106.69*	2008-2009				
	110 09*	2009-2010				
	113.70*	2010-2011				
2006	230.00	2009-2012	206,000	0	0	206,000

*) Strike price is calculated exclusive of deduction for distribution of dividend.

The calculated fair values in connection with allocation are based on the Black-Scholes model for valuation of options.

The calculation of fair values of outstanding share options at the time of allocation is based on the following assumptions:

	Allocated in 2006	Allocated in 2005
Average price per share	230.00	104.93
Strike price per share	230.00	104.93
Expected volatility	37.98%	27.13%
Expected life	*4 1/2 year*	*4 year*
Expected dividend per share	DKK 3	DKK 3
Risk-free interest	4.0%	4.0%
Number allocated	206,000	380,000
Fair value per option, DKK	87.58	19.23
Total fair value, DKKm	18	7

The expected volatility is based on the historical volatility (calculated as the weighted average residual life of share options allocated) adjusted for expected changes due to publically available information.

The strike prices for allocations in 2003-2005 are increased annually by 6 per cent. The annual increase, however, is limited by the dividend declared at the latest Annual General Meeting prior to the half-yearly report in question so that each dividend krone is deducted from the calculated 6 per cent increase. Non-exercised options lapse if the holder ceases to be employed by the Company.

There are no corrections to the strike price of the allocation in 2006.

Cash-settled plan (Plan 1998-1999)

The plan for 1998-1999 is categorised as a cash-settled plan as it entitles employees to choose differential settlement in cash. The value of options calculated according to the Black-Scholes model is recognised in the profit and loss account under *Financial items* and a provision is made in the balance sheet under *Other creditors*. The amount is adjusted for actual exercise value. The year's cost amounted to DKK 12m (2005: DKK 8m).

Specification of outstanding options:

Number of options	Management	Other executive staff	Total
Options allocated 1 January 2005	10,586	378,791	389,377
Exercised	0	(165,331)	(165,331)
Lapsed	0	(93,430)	(93,430)
Outstanding options 31 December 2005	10,586	120,030	130,616
Exercised	(10,586)	(93,401)	(103,987)
Lapsed and correction of previous years	0	15,454	15,454
Outstanding options 31 December 2006	**0**	**42,083**	**42,083**
Number of options that are exercisable at 31 December 2006	0	42,083	42,083
Total fair value of outstanding options DKKm			
At 31 December 2006	0	9	9
At 31 December 2005	1	7	8

DKK	2006	2005
Average weighted fair value per option	217.85	60.23
Average weighted strike price per option	137.37	136.58
Average price per share at the time of exercising the option	238.16	170.54

Year of allocation, strike price and exercising period for the individual allocations are as follows:

Year of allocation	Strike price	Exercising period	Allocated	Lapsed	Exercised	Not exercised
1998	135	2002-2007	236,797	(41,143)	(178,502)	17,152
1999	139	2003-2008	152,580	(36,833)	(90,816)	24,931

8. Special items

DKKm	2006	2005
Expensing, stock revaluation related to fair value adjustment of stock in connection with business acquisitions	13	0
	13	**0**

Following the acquisition of Excel Foundry and Machine, fair value adjustments of stocks and work-in-progress were made at the amount of DKK 13m. In connection with the subsequent realisation of the stocks, revaluations made were separated from ordinary cost of sales items (production costs) and expensed as special items.

9. Tax for the year

DKKm	2006	2005
Tax for the year		
Current tax on the profit/loss for the year	179	153
Deferred tax adjustment	(376)	(182)
Adjustment of tax rate on deferred tax	8	11
Other adjustments, including adjustments regarding previous years	6	0
Tax for the year on continuing activities	**(183)**	**(18)**
Earnings before tax of continuing activities	924	512
Earnings before tax of discontinuing activities	25	(54)
	949	**458**
Reconciliation of tax		
Tax according to Danish tax rate	266	132
Variance in the tax rates in non-Danish subsidiary undertakings relative to 28%	45	21
Non-taxable income and non-deductible costs	(24)	(52)
Variance in tax assets valued at nil	(473)	(141)
Variance due to adjustment of tax rate	8	8
Other, including adjustments regarding previous years	(5)	14
	(183)	**(18)**
Specification of adjustment of deferred tax		
Intangible assets	18	13
Tangible assets	63	34
Financial assets	2	9
Short-term assets	(37)	(1)
Liabilities	(14)	(252)
Loss carry-forwards, etc.	47	277
Share of tax asset valued at nil	(434)	(271)
Disposal of undertakings	0	0
Exchange rate adjustments, etc.	(21)	9
	(376)	**(182)**

Tax paid in 2006 amounts to DKK 172m (2005: DKK 76m).

10. Change in provisions

DKKm	2006	2005
Pensions and similar obligations	(31)	(32)
Other provisions	266	189
	235	**157**

11. Change in working capital, work-in-progress and prepayments

DKKm	2006	2005
Stocks	(202)	(18)
Trade debtors	(864)	37
Work-in-progress and prepayments	890	967
Trade creditors	358	106
Change in other debtors and other liabilities	108	108
	290	**1,200**

12. Financial payments received and made

DKKm	2006	2005
Financial payments received	459	382
Financial payments made	(376)	(471)
	83	**(89)**

13. Acquisition of undertakings and activities in 2006

Name of undertaking acquired	Primary activity	Date	Share acquired	Cost	Ownership interest	Voting share
Excel Foundry and Machine Inc.	Minerals - producer	1 July 2006	100%	151	100%	100%
Excel Crusher Technologies LLC	Minerals - producer	1 July 2006	49%	23	100%	100%
IBS B.V.	DEH - wholesale	1 October 2006	100%	15	100%	100%
SFS s.r.o	DEH - wholesale	1 October 2006	100%	2	100%	100%
Eternit South Eastern Europe GmbH	DEH - producer	27 December 2006	50%	5	50%	50%

DKKm	Excel Foundry and Machine and Excel Crusher Technologies			Other			Total
	Carrying amount before recognition	Adjustments to fair value	Fair value adjusted opening balance sheet	Carrying amount before recognition	Adjustments to fair value	Fair value adjusted opening balance sheet	Fair value adjusted opening balance sheet
Intangible assets	-	44	44	-	-	-	44
Tangible assets	44	30	74	6	-	6	80
Stocks	67	11	78	6	-	6	84
Debtors	30	2	32	7	-	7	39
Cash funds	2	-	2	6	-	6	8
Minority interests	(7)	-	(7)	0	-	0	(7)
Financial liabilities	(52)	-	(52)	-	-	-	(52)
Other liabilities	(26)	-	(26)	(12)	-	(12)	(38)
Net assets	**58**	**87**	**145**	**13**	**0**	**13**	**158**
Goodwill			31			15	46
Cost			**176**			**28**	**204**
Cash funds acquired			(2)			(6)	(8)
Net cash flow effect, acquisition			**174**			**22**	**196**
Specification of cost:							
Acquisition price			174			22	196
Direct acquisition costs			-			-	-
Cost			**174**			**22**	**196**

Excel Foundry and Machine, Inc. and Excel Crusher Technologies, LLC
Based in the US, Excel Foundry and Machine and Excel Crusher Technologies belong to the FLSmidth & Co. Group as part of FFE Minerals. The former provides services and spares and the latter minerals technology. Excel Foundry and Machine has been consolidated as from 1 July 2006, whilst Excel Crusher Technologies has been consolidated since the acquisition of the majority interest in September 2005. Non-allocated acquisition price in 2006 amounts to DKK 31m and is recognised as goodwill which represents the anticipated synergies deriving from the acquisitions. The company operations are included in the consolidated accounts with a turnover of DKK 156m and earnings of DKK -15m, Excel Foundry and Machine contributing operations for the second half of 2006 with a turnover of DKK 118m and earnings of DKK 5m.

IBS B.V. (International Building Supplies)
Based in Holland IBS belongs to the FLSmidth & Co. Group as part of Dansk Eternit Holding, serving as a sales unit. The company has been consolidated as from 1 October 2006. No acquisition price allocation was made when recognising the assets and liabilities in connection with the acquisition at 1 October 2006, because in the Group's opinion the book values truly reflect the market values of identifiable assets and liabilities. Non-allocated acquisition price related to the acquisition amounts to DKK 14m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The company's operations in the fourth quarter of 2006 are included in the consolidated accounts, turnover amounting to DKK 7m and earnings DKK 1m.

SFS s.r.o. (Strešne a Fasádne Systémy)
Based in Slovakia SFS belongs to the FLSmidth & Co. Group and is part of Dansk Eternit Holding, serving as a sales unit. The company has been consolidated as from 1 October 2006. No acquisition price allocation was made when recognising the assets and liabilities in connection with the acquisition at 1 October 2006, because in the Group's opinion the book values truly reflect the market values of identifiable assets and liabilities. Non-allocated acquisition price related to the acquisition amounts to DKK 1m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The company's operations in the fourth quarter of 2006 are included in the consolidated accounts, turnover amounting to DKK 1m and earnings DKK 0m.

Eternit South Eastern Europe Holding GmbH
Eternit South Eastern Europe Holding GmbH serves as the a holding company of a joint venture formed with Eternit-Werke Ludwig Hatschek AG in Austria. The 50 per cent joint venture interest in the company is included in the FLSmidth & Co. Group as part of Dansk Eternit Holding, acting as a production and sales unit. The joint venture interest in the company has been consolidated pro rata as from 27 December 2006. The recognition of the pro rata share of the company's balance sheet at the end of the 2006 financial year is provisional. A full allocation of the acquisition price to identifiable assets and liabilities is generally expected. The joint venture interest in the company did not contribute activities in 2006.

Turnover and earnings on a full-year basis
If the undertakings acquired in 2006 had been consolidated as at 1 January 2006, the turnover and the earnings after tax of these undertakings would have been included in the consolidated accounts at DKK 315m and DKK 17m, respectively.

Acquisitions after the balance sheet date
FLSmidth & Co. expects to complete the acquisition of KOCH Transporttechnik during the 1st quarter of 2007. KOCH Transporttechnik GmbH will be included in the FLSmidth & Co. Group as part of FFE Minerals' Materials Handling Group.

13. Acquisition of undertakings and activities in 2005

Name of undertaking acquired	Primary activity	Date	Share acquired	Cost	Ownership interest	Voting share
Cembrit CZ	DEH - producer	30 June 2005	23%	19	91%	91%
Excel Crusher Technologies LLC	Minerals - producer	1 September 2005	51%	28	51%	51%

DKKm	Cembrit CZ			Excel Crusher Technologies			Total
	Carrying amount before recognition	Adjustments to fair value	Fair value adjusted opening balance sheet	Carrying amount before recognition	Adjustments to fair value	Fair value adjusted opening balance sheet	Fair value adjusted opening balance sheet
Tangible assets	-	-	-	18	-	18	18
Stocks	-	-	-	6	-	6	6
Debtors	-	-	-	4	-	4	4
Minority interests	18	-	18	1	-	1	19
Financial liabilities	-	-	-	(24)	-	(24)	(24)
Other liabilities	-	-	-	(6)	-	(6)	(6)
Net assets	-	-	18	(1)	-	(1)	17
Goodwill			10			20	30
Cost			28			19	47
Cash funds acquired			-			-	-
Net cash flow effect, acquisition			28			19	47
Specification of cost:							
Acquisition price			28			19	47
Direct acquisition costs			-			-	-
Cost			28			19	47

Cembrit CZ
Based in the Czech Republic, Cembrit CZ belongs to the FLSmidth & Co. Group as part of Dansk Eternit Holding, serving as a production unit. Prior to this acquisition of parts of the minority interests, the company had been fully consolidated due to the controlling share already held by the FLSmidth & Co. Group. Already recognised assets and liabilities have not been revalued in connection with the acquisition of minority interests at 1 June 2005, as the Group holds the opinion that the already booked values appropriately reflect the market values of identifiable assets and liabilities. Non-allocated acquisition price related to the acquisition amounts to DKK 10m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The activity of the company in 2005 was included in the consolidated accounts with turnover amounting to DKK 359m and a loss of DKK 6m.

Excel Crusher Technologies, LLC
Based in the US, Excel Crusher Technologies belongs to the FLSmidth & Co. Group as part of FFE Minerals' Minerals Technology Group. The company was consolidated as at 1 September 2005 due to the controlling interest being acquired at that date. No acquisition price allocation has been made by recognition of the assets and liabilities in connection with the acquisition, as the Group holds the opinion that the booked values appropriately reflect the market values of identifiable assets and liabilities. Non-allocated acquisition price related to the acquisition amounts to DKK 20m and is recognised as goodwill reflecting the anticipated synergies accruing from the acquisition. The activity of the company in 2005 was included in the consolidated accounts with turnover amounting to DKK 8m and a loss of DKK 3m.

Turnover and earnings on a full-year basis
If the undertakings acquired in 2005 had been consolidated as at 1 January 2005, the turnover and the earnings after tax of these undertakings would have been included in the consolidated accounts at DKK 379m and DKK -17m, respectively.

14. Changes in net interest-bearing receivables/(debt)

DKKm	2006	2005
Net interest-bearing receivables/(debt), 1 January	2,600	1,191
Addition of undertakings	(52)	(24)
Disposal of undertakings	0	(29)
Changes in interest-bearing cash funds	198	1,317
Changes in other interest-bearing receivables	195	100
Exchange rate adjustments, etc.	(94)	45
Net interest-bearing receivables/(debt) at 31 December	2,847	2,600

15. Intangible assets

DKKm	Goodwill	Other intangible assets	Total
Cost at 1 January 2006	92	260	352
Exchange rate adjustments	0	(5)	(5)
Acquisition of undertakings	46	44	90
Additions	0	33	33
Disposals	0	(1)	(1)
Other adjustments	0	3	3
Cost at 31 December 2006	**138**	**334**	**472**
Amortisation and write-downs at 1 January 2006	2	113	115
Exchange rate adjustments	0	(3)	(3)
Disposals	0	(1)	(1)
Amortisation	0	40	40
Write-downs	0	4	4
Other adjustments	5	3	8
Amortisation and write-downs at 31 December 2006	**7**	**156**	**163**
Book value at 31 December 2006	**131**	**178**	**309**

DKKm	Goodwill	Other intangible assets	Total
Cost at 1 January 2005	61	227	288
Exchange rate adjustments	1	2	3
Acquisition of undertakings	30	0	30
Disposal of undertakings	0	(1)	(1)
Additions	0	40	40
Disposals	0	(3)	(3)
Other adjustments	0	(5)	(5)
Cost at 31 December 2005	**92**	**260**	**352**
Amortisation and write-downs at 1 January 2005	2	89	91
Exchange rate adjustments	0	1	1
Disposals of undertakings	0	(1)	(1)
Disposals	0	(3)	(3)
Amortisation	0	37	37
Other adjustments	0	(10)	(10)
Amortisation and write-downs at 31 December 2005	**2**	**113**	**115**
Book value at 31 December 2005	**90**	**147**	**237**

Amortisation and write-downs in the profit and loss account are stated at the average rates of exchange and cannot therefore be directly reconciled with the intangible asset note stated above in which amortisation and write-downs are stated at year-end exchange rates. For allocation of amortisation and write-downs to Production costs, Sales and distribution costs and Administrative costs, see note 32.

For acquisition of undertakings, see Note 13.

Other intangible assets mainly comprise capitalised development costs, licences and software development. The addition of other intangible assets includes DKK 29m deriving from internal capitalisation.

Much of the knowledge generated in the Group is based on the work performed for customers. In 2006, the Group's research and development costs totalled DKK 169m (2005: DKK 143m). As these costs mainly relate to improvements of already existing products, capitalised development costs merely account for a total of DKK 8m (2005: DKK 5m).

The Group's capitalised goodwill from acquisition of undertakings and activities is allocated by the Group management to the cash flow generating units in connection with recognition. Goodwill is tested for impairment at least once a year. Cement, Minerals and Dansk Eternit Holding account for DKK 17m, DKK 71m and DKK 43m, respectively, of the consolidated goodwill.

Value in use as an expression of the recoverable amount is calculated for each cash flow generating unit by discounting the expected future cash flows to net present value. Expected future cash flows are estimated based on Management estimates including expected growth rates, etc. The discounting factor is also calculated on the basis of the Management's estimate which includes both general capital market conditions and a specific risk profile (currently 7-9%).

The value in use calculations are composed of discounted expected cash flows for the next four years and a calculated terminal value of cash flows for the subsequent period. In calculating the terminal value a growth rate (0%) estimated by the Management is adopted for each of the cash flow generating units.

Other intangible assets are amortised over the economic life. Goodwill is the only intangible asset considered to have indefinite useful life.

16. Tangible assets

DKKm	Land and buildings	Plant and machinery	Operating equipment, fixtures and fittings	Tangible assets in course of construction	Total
Cost at 1 January 2006	1,200	1,403	480	35	3,118
Exchange rate adjustments	(29)	(15)	(14)	0	(58)
Acquisition of undertakings	21	56	3	0	80
Additions	14	75	58	102	249
Disposals	(56)	(52)	(47)	0	(155)
Transfers to assets held for sale	(29)	(259)	0	0	(288)
Other adjustments	30	5	5	(32)	8
Cost at 31 December 2006	**1,151**	**1,213**	**485**	**105**	**2,954**
Depreciation and write-downs at 1 January 2006	559	997	381		1,937
Exchange rate adjustments	(12)	(18)	(10)		(40)
Disposals	(27)	(52)	(42)		(121)
Depreciation	25	69	40		134
Transfers to assets held for sale	0	(191)	0		(191)
Other adjustments	1	13	2		16
Depreciation and write-downs at 31 December 2006	**546**	**818**	**371**		**1,735**
Book value at 31 December 2006	**605**	**395**	**114**	**105**	**1,219**
Assets held under a finance lease					
Book value at 31 December 2006	12		4		16

DKKm	Land and buildings	Plant and machinery	Operating equipment, fixtures and fittings	Tangible assets in course of construction	Total
Cost at 1 January 2005	1,181	1,360	485	54	3,080
Exchange rate adjustments	60	65	21	4	150
Acquisition of undertakings	12	6	0	0	18
Disposal of undertakings	0	(1)	(16)	0	(17)
Additions	65	89	45	(23)	176
Disposals	(114)	(112)	(64)	0	(290)
Other adjustments	(4)	(4)	9	0	1
Cost at 31 December 2005	**1,200**	**1,403**	**480**	**35**	**3,118**
Depreciation and write-downs at 1 January 2005	554	980	392		1,926
Exchange rate adjustments	25	44	15		84
Disposal of undertakings	0	0	(14)		(14)
Disposals	(55)	(95)	(61)		(211)
Depreciation	32	68	36		136
Write-downs	1	0	0		1
Other adjustments	2	0	13		15
Depreciation and write-downs at 31 December 2005	**559**	**997**	**381**		**1,937**
Book value at 31 December 2005	**641**	**406**	**99**	**35**	**1,181**
Assets held under a finance lease					
Book value at 31 December 2005	15	0	1		16

Depreciation and write-downs in the profit and loss account are stated at the average rates of exchange and cannot therefore be directly reconciled with the tangible asset note above in which depreciation and write-downs are stated at year-end exchange rates. For allocation of depreciation and write-downs to Production costs, Sales and distribution costs and Administrative costs, see note 32.

For acquisition of undertakings, see Note 13.

17. Financial assets

DKKm	Investments in associated undertakings	Other securities and investments	Other financial assets	Total
Cost at 1 January 2006	4	171	30	205
Exchange rate adjustments	0	(1)	1	0
Disposals of undertakings	0	(3)	0	(3)
Additions	0	14	1	15
Disposals	0	(84)	(1)	(85)
Cost at 31 December 2006	**4**	**97**	**31**	**132**
Adjustments at 1 January 2006	(1)	(85)	(21)	(107)
Exchange rate adjustments	1	1	0	2
Disposals of undertakings	0	1	0	1
Disposals	0	62	0	62
Profit/loss on investments	3	(12)	0	(9)
Value and other adjustments	0	(17)	(1)	(18)
Adjustments at 31 December 2006	**3**	**(50)**	**(22)**	**(69)**
Book value at 31 December 2006	**7**	**47**	**9**	**63**

DKKm	Investments in associated undertakings	Other securities and investments	Other financial assets	Total
Cost at 1 January 2005	148	303	31	482
Exchange rate adjustments	0	2	0	2
Additions	1	19	0	20
Disposals	(145)	(153)	(1)	(299)
Cost at 31 December 2005	**4**	**171**	**30**	**205**
Adjustments at 1 January 2005	(135)	(138)	(22)	(295)
Additions	17	41	0	58
Disposals	118	0	0	118
Profit/loss on investments	0	11	1	12
Dividends for the year	(1)	0	0	(1)
Value and other adjustments	0	1	0	1
Adjustments at 31 December 2005	**(1)**	**(85)**	**(21)**	**(107)**
Book value at 31 December 2005	**3**	**86**	**9**	**98**

Investments in associated undertakings are Autec S.P.O., Euco Densit LLC, FLS Automation Italy, FLSmidth Machinery Trade Company Ltd.

The stock market value of other securities and investments listed at 31 December on an effective stock market was DKK 32m (2005: DKK 71m) corresponding to the book value.

18. Deferred tax assets and liabilities

DKKm	2006	2005
Deferred tax concerns:		
Intangible assets	3	21
Tangible assets	292	355
Financial assets	0	2
Short-term assets	40	3
Liabilities	346	332
Loss carry-forwards, etc.	578	625
Share of tax asset valued at nil	(525)	(959)
Deferred tax, net	**734**	**379**
The year's changes in deferred tax assets/ liabilities		
Deferred tax assets/liabilities at 1 January	379	188
Exchange rate adjustment	(13)	13
Effect of changed tax rates	(8)	(11)
Recognised in profit and loss account, continuing and discontinuing activities (average exchage rate)	376	182
Recognised directly in shareholders' equity	0	7
Net deferred tax assets/liabilities at 31 December	**734**	**379**
Deferred tax assets	762	397
Deferred tax liabilities	(28)	(18)
	734	379

The Group's deferred tax assets are recognised to the extent that they are expected to be used in the future. The increased capitalisation of deferred tax assets is mainly due to the increasing earnings of the business areas.

Where companies in the Group have deferred tax liabilities, they are valued independently of the time when the tax, if any, becomes payable.

In continuation of the Danish Act of 6 June 2005 (L121), the Danish tax authorities have objected to the possibility of tax loss carryforwards under Danish joint taxation of FLSmidth & Co. A/S which are attributable to permanent establishments in the UK. The total amount involved is calculated at approximately DKK 1bn. FLSmidth & Co. A/S has appealed this objection to the National Tax Tribunal. It is considered that the tax loss carryforward cannot be limited due to the fact that the loss derives from closure of operations in 2004 before the new rules came into force and pursuant to the decision by the European Court on 13 December 2005 in the case regarding Marks & Spencer. The tax value of the loss not used is approximately DKK 240m and is included in the above specification of the Group's total gross tax assets. A negative outcome of the appeal will not affect the Group's capitalised tax asset.

DKKm	2006	2005
Maturity profile for tax assets valued at nil		
Less than one year	24	16
Between one and five years	154	156
More than five years and of indefinite duration	1,689	3,230
	1,867	**3,402**
Tax value of the above amount	525	959

Temporary differences regarding investments in group undertakings and associated undertakings are insignificant and are not recognised, because the Group is able to control whether the liability is released and it is considered likely that the liability will not be released in a foreseeable future.

19. Stocks

DKKm	2006	2005
Raw materials and consumables	179	154
Work-in-progress	81	85
Finished goods and goods for resale	409	308
Prepayments for goods	163	5
Stocks at 31 December	**832**	**552**
As was the case last year, there are no stocks valued at net realisable value.		
Write-down of stocks		
Write-down at 1 January	13	21
Additions	25	3
Disposals	(5)	(1)
Reversals	0	(10)
Write-down at 31 December	**33**	**13**

Stocks include DKK 2,617m charged to the profit and loss account as production costs in respect of cost of sales.

20. Work-in-progress for third parties

DKKm	2006	2005
Total costs incurred	20,885	16,978
Profit recognised as income, net	2,273	1,466
Work-in-progress for third parties	23,158	18,444
Invoicing on account to customers	22,406	17,814
	752	630
Of which work-in-progress for third parties is stated under Assets	2,338	1,713
and under Liabilities	(1,586)	(1,083)
	752	630

Profit/loss included in the year's financial result is recognised in the gross profit in the profit and loss account.

21. Debtors and cash funds

Debtors falling due after more than one year total DKK 100m (2005: DKK 97m).

The booked debtors include retentions on contractual terms and conditions at DKK 551m (2005: DKK 392m).

Other debtors include amounts receivable in connection with the sale of undertakings and activities, positive value of derivatives and receivable corporation taxes.

The Group's cash funds consist mainly of bank deposits.

The Group's cash funds include DKK 274m (2005: DKK 170m) which is subject to restrictions for contractual reasons or due to being placed in countries with exchange controls.

22. Assets held for sale and liabilities regarding same

DKKm	2006	2005
Tangible assets	108	0
Stocks	5	0
Work-in-progress	19	0
Assets held for sale	**132**	**0**
Provisions regarding assets held for sale	(5)	0
Net assets held for sale	**127**	**0**

MAAG Gear - Turbo and marine gear activities
Net assets held for sale regarding the turbo and marine gear activities in MAAG Gear represent a book value of DKK 87m and mainly consist of tangible assets in the form of production plant plus stocks and work-in-progress and provisions for losses on the latter. In continuation of the sales preparations that took place in 2006, on 23 January 2007 an agreement was signed to transfer most of these activities to Renk - presumably with effect from 30 April 2007. The expected selling price does not require writing down of the book value of the net assets.

Properties
Properties held for sale represent a book value of DKK 40m. The properties are expected to be sold during 2007 at least at book value, so no write-down of the book values has been made.

23. Other provisions

DKKm	2006	2005
Provisions at 1 January	1,304	1,069
Exchange rate and other adjustments	(18)	39
Disposal of Group undertakings	0	(2)
Additions	567	692
Application	(194)	(224)
Reversals	(195)	(270)
Provisions at 31 December	**1,464**	**1,304**
Consisting of:		
Short-term liabilities	656	469
Long-term liabilities	808	835
	1,464	1,304

When assessing work-in-progress for third parties in the Cement segment, including the Buxton project, and the Minerals segment, a number of project-related risks, including performance guarantees and operation and maintenance contracts, have been taken into account, for which allowances have been made on the basis of the Management's estimates. A few claims are pending in respect of previously supplied goods. Provisions have been made to counter any losses which are estimated to occur when handling the claims.

Other provisions also include:
- Estimated warranty claims in respect of goods or services already delivered.
- Restructuring
- Guarantees and obligations resulting from disposal of undertakings and activities.
- Provisions for loss-making contracts

As in 2005 the year's movements mainly consist of changes in warranty liabilities and other contract risks.

Long-term other provisions are discounted to net present value. Discounting at 31 December 2006 amounted to DKK 40m (31 December 2005: DKK 41m).

24. Long-term liabilities

DKKm	2006	2005
Maturity structure of long-term liabilities:		
Between one and two years	635	133
Between two and five years	23	44
After more than five years	119	103
	777	280

DKKm	2006	2005
Finance lease liability		
Total minimum charges:		
Maturity within one year	3	4
Maturity between one and five years	7	8
Maturity after five years	7	9
	17	21
Accounting value (Present value):		
Maturity within one year	3	3
Maturity between one and five years	5	5
Maturity after five years	8	6
	16	14
Book value of financial leased assets	16	16

Financial lease mainly applies to properties.

25. Other creditors

Other creditors include due holiday pay, public taxes, interest payable and negative value of derivatives.

26. Pension assets and liabilities

The pension obligations incumbent on the Danish Group undertakings are funded through insurance plans. The pension obligations of certain foreign Group undertakings are also funded through insurance plans. Foreign undertakings whose pension obligations are not - or only partly - funded through insurance (benefit plans), state the unfunded pension obligations on an actuarial basis at the present value at the balance sheet date. These pension plans are covered by assets in pension funds. The Group's benefit-based pension plans were DKK 95m underfunded at 31 December 2006 (2005: 138m) for which a provision has been made as pension liabilities. In addition to the pension liabilities this item also includes staff benefits applicable in certain countries in accordance with requirements regarding protection of employees in the case of dismissals, etc.

In the consolidated profit and loss account DKK 219m (2005: DKK 196m) has been recognised as costs of plans funded through insurance (contribution plans). Plans not funded through insurance (benefit plans) are charged to the consolidated accounts at DKK 5m (2005: DKK 3m).

The actuarial losses and profits for the year at DKK 5m (DKK -27m) are recognised directly in the shareholders' equity.

DKKm	2006	2005
Present value of benefit plans	752	761
Fair value of the assets of the plan	(657)	(623)
Total	95	138
Change in recognised liability		
Net obligation at 1 January	138	139
Other adjustments including exchange rate adjustments	(1)	10
Net expense taken to the profit and loss account	5	3
Actuarial profits and losses recognised direct in the shareholders' equity	(5)	27
Payments	(42)	(41)
Net liability at 31 December	95	138
Stated as asset	2	0
Stated as liability	(97)	(138)
	(95)	(138)
Recognised in the profit and loss account		
Pension costs	21	12
Calculated interest on obligation	34	30
Expected return on the assets of the plan	(41)	(39)
Effect of freezing plans	(9)	0
Recognised in profit and loss account regarding benefit-based plans	5	3
The amounts are included in the items: Production costs, Sales and distribution costs and Administrative costs		
Adjustments of benefit plans based on experience (pension liabilities, gains/(losses)	(27)	(25)
Return on pension assets		
Expected return on the assets of the plan	41	39
Actual return on the assets of the plan	73	32
Actuarial loss for the year on the assets of the plan	32	(7)
The assumptions on which the actuarial computations are based at the balance sheet date are as follows, on average:		
Average discounting rate applied	4.5-5.0%	3.5-6.0%
Expected return on tied-up assets	6.5-7.0%	4.5-9.0%
Expected future pay increase rate	2.0-3.0%	2.0-4.0%
Present value of benefit plans		
Present value at 1 January	761	670
Exchange rate adjustment	(48)	51
Pension costs	21	12
Calculated interest on liabilities	34	30
Benefits paid out	(34)	(27)
Actuarial profits and losses	27	25
Effect of freezing plans	(9)	0
Present value at 31 December	752	761
Fair value of the assets of the plan		
Fair value of the assets of the plan at 1 January	623	523
Exchange rate adjustment	(47)	45
Expected return on the assets of the plan	41	39
Contributions	33	41
Benefits paid out	(25)	(23)
Actuarial profits and losses	32	(2)
Fair value of the assets of the plan at 31 December	657	623
Specification of fair value of the assets of the plan		
Equity instruments	304	284
Debt instruments	294	283
Other assets	59	56
Total fair value of the assets of the plan	657	623
Specification of fair value of the assets of the plan in %		
Equity instruments	46%	46%
Debt instruments	45%	45%
Other assets	9%	9%

27. Net interest-bearing receivables/(debt)

Net interest-bearing receivables by currencies and interest rate structure:

Principal in DKKm/rate of interest p.a.		USD/interest		EUR/interest		DKK/interest		Other/interest		2006 Total	2005 Total
Within one year	Assets	195	0.0-5.3%	1,385	0.0-3.8%	2,066	0.0-3.8%	944	0.0-13.3%	4,590	3,734
	Liabilities	(117)	3.0-7.8%	(214)	3.4-4.5%	(1,123)	2.3-4.6%	(259)	0.4-15.5%	(1,713)	(1,079)
Total within one year		**78**		**1,171**		**943**		**685**		**2,877**	**2,655**
Between one and five years	Assets										7
	Liabilities	(13)	4.0-6.0%							(13)	(54)
Total between one and five years		**(13)**				**0**		**0**		**(13)**	**(47)**
After more than five years	Assets									0	0
	Liabilities	(17)	3.0-5.8%							(17)	(8)
Total after more than five years		**(17)**								**(17)**	**(8)**
Total		**48**		**1,171**		**943**		**685**		**2,847**	**2,600**

The above maturities indicate the extent to which and in which currencies the interest is fixed in the intervals stated. The cash maturity profile is therefore not reflected here.

28. Contingent assets and liabilities

DKKm	2006	2005
Minimum rent and operating lease commitments:		
Maturity between one and two years	23	16
Maturity between two and five years	49	39
Maturity after more than five years	2	2
	74	57
Guarantees	30	58
Other contractual obligations	7	9
	111	124

Rent commitments are mainly related to business leases and equipment.

In connection with the disposal of undertakings, normal guarantees, etc. are issued to the acquiring undertaking. Provisions are made for estimated losses on such items.

When undertaking contracts and supplies, the companies in the Group provide usual security in the form of performance guarantees, etc. At the end of 2006, the total number of performance and payment guarantees issued amounted to DKK 4.6bn (2005: DKK 3.1bn). In cases where a guarantee is expected to materialise, a provision for this amount is made in the Annual Report under the heading of Other provisions.

In addition, the Group is from time to time involved in disputes usual for its business. The outcome of the disputes is expected not to have significant impact on the Group's financial position.

29. Charges

DKKm	2006		2005	
	Book value of charged assets	Charge	Book value of charged assets	Charge
Guarantees and bank deposits	587	500		
Trade debtors, etc.	52	48	2	2
Real estate	119	175	78	154
	758	723	80	156

30. Financial instruments

Financial risk management
The overall framework for managing financial risks is decided by the Board of Directors. It is Group policy that all major financial risks should be identified and appropriately hedged. Financial management comprises the Group's currency, interest, liquidity and credit risks as well as its capital structure and financial resources.
It is Group policy that all significant commercial currency and interest rate risks should be hedged once a contract becomes effective at the latest.

Currency risks
The Group's currency risks derive from the impact of exchange rates on future commercial payments and financial payments.
The Group is exposed to the risk of exchange rate changes until a contract becomes effective. The Group uses forward contracts and currency options to hedge the currency risks that are not hedged naturally or via foreign currency clauses. The Group continuously hedges changes in the currency exposure of contracts in progress. The Group's main currencies for commercial purposes are EUR and USD.

The translation of profit and loss account and balance sheet items from the currency in which subsidiaries report their financial results into DKK is also affected by exchange rate changes, because translation risk is not hedged.

Interest rate risk
The Group's interest rate risk consists of the sensitivity of the net interest items to changes in the level of interest and the effect of interest rate changes on the market value of consolidated balance sheet items. The interest rate risk is based on the net position in different life intervals and is hedged by the use of financial instruments. All the Group's net interest-bearing assets at 31 December 2006 carried a variable rate of interest.

Other things being equal, a one percent increase in the interest rate will have a DKK 28m positive effect on the Group's net interest earnings (2005: DKK 26m).

Risk limits
Currency and interest risks at corporate level are controlled by means of Value at Risk (VaR) techniques and scenario analyses, and the risks are hedged by means of financial instruments. The risk limit for open currency and interest positions is set at a Daily Earnings at Risk (DEaR) maximum of DKK 2m with 99.6% probability for both currency and interest positions.

Liquidity risks
The purpose of the Group's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal. The Group manages its liquidity risk through cash pool systems in various currencies and by having short-term overdraft facilities with various financial institutions.

Credit risks
The use of financial instruments entails the risk that the counterparty may not be able to honour its obligations on reaching maturity. The Group minimises this risk by limiting its use of financial institutions to those with a high degree of creditworthiness. Besides, the Group has set a limit for the amount owed to it by any particular bank. Credit risks on other counterparties than banks are minimised through the use of letters of credit, guarantees and rating of customers from time to time.

The below tables show the principals and fair values of pending financial transactions at 31 December which have been entered into to hedge currency and interest rate exposure. All fair values are based on officially fixed quotations, if available, alternatively on prices quoted by banks. Principals are translated at balance sheet date rates of exchange.

Considering that a major portion of the Group's currency and interest rate risks is related to commercial contracts extending over several years, the total unrealised fair value of hedging contracts may be substantial. It should be noted that in principle this unrealised fair value is counterbalanced by an opposite value adjustment of the hedged commercial payments. Letters of credit are used in an attempt to reduce the risk of commercial counterparties failing to fulfil their obligation to pay.

Currency hedging
In order to hedge currency risks on the Group companies' underlying contractual and budgeted payments and currency risks on loans and investments, Corporate Treasury uses forward exchange contracts and currency options. The maturity of pending forward exchange contracts at 31 December 2006 is up to 2 years.

Interest rate risk hedging
The Group hedges interest rate risks using derivatives such as interest swaps, forward rate agreements (FRA) and interest rate options. There were no pending interest swaps, forward rate agreements (FRA) nor interest rate options at 31 December 2006.

Reference is also made to the description of the Group's financial risk management and financial risks on page 35.

DKKm	2006	2005
Forward exchange contracts		
Principal of contracts net*		
USD	(1,378)	(1,225)
EUR	132	(1,189)
DKK	1,190	2,587
Other currencies	80	(244)
	24	**(71)**
Fair value of contracts	**24**	**(60)**

DKKm	2006	2005
Currency options		
Principal of contracts net*		
USD	0	38
Fair value of contracts	**0**	**0**

*) In the case of forward exchange contract principals, a negative value indicates net sale of the currency concerned and a positive value indicates net purchase of the currency concerned.

Fair value of financial assets and liabilities not measured at fair value
The book value of debtors and debt at 31 December largely corresponds to the fair value.

Fair value (market value) of financial assets and liabilities
The fair value of securities stated as financial assets amounts to DKK 420m (2005: 405m) and is recognised under short and long-term assets. The carrying value of debtors and debt largely corresponds to the fair value. The fair value of derivatives appears from the information above.

31. Earnings per share (EPS)

DKKm	2006	2005
Earnings		
FLSmidth & Co. A/S shareholders' share of profit/loss for the year	1,141	478
FLSmidth & Co. Group earnings from discontinuing activities	25	(54)
Number of shares, average		
Number of shares issued	53,200,000	53,200,000
Adjustment for own shares	(1,030,828)	(973,181)
Potential increase of shares in circulation, options in the money	388,882	291,263
	52,558,054	52,518,082
Earnings per share:		
• Continuing and discontinuing activities per share, DKK	21.9	9.2
• Continuing and discontinuing activities, diluted, per share, DKK	21.7	9.1
• Continuing activities per share, DKK	21.4	10.2
• Continuing activities, diluted, per share, DKK	21.2	10.1

Non-diluted earnings per share in respect of discontinuing activities amount to DKK 0.5 (2005: DKK -1) and diluted earnings per share in respect of discontinuing activities amount to DKK 0.5 (2005: DKK -1). These earnings are calculated based on the Group's earnings from discontinuing activities which amount to DKK 25 (2005: DKK -54).

32. Profit and loss account classified by function

DKKm	2006	2005
Net turnover	12,311	10,250
Production costs	9,800	8,440
Gross profit	2,511	1,810
Sales and distribution costs	742	689
Administrative costs	1,075	820
Other operating income and costs	94	97
Special items	(13)	0
Earnings before interest and tax (EBIT)	**775**	**398**

The consolidated profit and loss account format classified by function is adapted to show depreciation, amortisation and write-downs of tangible and intangible assets not allocated to the individual function but stated on separate lines. The table above shows an extract of the profit and loss account adapted to show depreciation, amortisation and write-downs classified by function.

Depreciation, amortisation and write-downs regarding intangible and tangible assets in the profit and loss account above are allocated as follows: Production costs DKK 91m (2005: DKK 99m), Sales and distribution costs DKK 4m (2005: DKK 4m), Administrative costs DKK 83m (2005: DKK 57m).

33. Related party transactions

Transactions between the consolidated Group undertakings are eliminated in these consolidated accounts. In 2005 and 2006 there were no transactions between related parties not part of this Group.

Due to the share exchange in 2006, at the end of 2006 there were no related parties with a controlling interest.

DKKm	2006	2005
Remuneration of Board of Directors		
Remuneration of Board of Directors	5	5
Total remuneration of Board of Directors	**5**	**5**
Remuneration of Management		
Wages and salaries	17	11
Share-based payments	1	1
Total remuneration of Management	**18**	**12**

The parent company and the Chairman of the Board of Directors have entered into an agreement to ripen the Company for sale against an annual remuneration of DKK 2m in addition to the ordinary annual Chairman's fee of currently DKK 0.5m. The agreement to submit the Chairman's remuneration for approval at the Annual General Meeting covers a five year period which runs until the Annual General Meeting in 2007.

In the event of dismissal of the Group Chief Executive Officer, two years' salary plus, for an interim period, an additional two years' salary shall be paid. The additional salary shall be reduced by four months per year from 2005 until 2007 after which it shall amount to one year's salary.

In addition to his ordinary contract which includes a standard 18 month period of notice, a member of the Management has been granted additional 18 months which are gradually reduced by six months per year so that on 1 January 2009 he is entitled to the standard 18 month period of notice.

34. Definition of return on capital employed

Return On Capital Employed is defined as follows:

$$ROCE = \frac{NOPAT}{\text{Average invested capital (Capital Employed)}}$$

NOPAT (Net Operating Profit After Tax) is the profit/loss for the year adjusted for the tax effect of interest-bearing debt items.

Capital Employed is calculated as working capital plus long-term assets and less provisions and deferred tax. To this amount is added accumulated goodwill amortisation/write-downs from before 2004, even if they are set off against the cost of goodwill in note 15.

35. Profit and loss account by quarter (unaudited)

DKKm	2005				2006			
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
PROFIT AND LOSS ACCOUNT								
Net turnover	2,146	2,411	2,546	3,147	2,307	2,900	3,207	3,897
Gross profit	397	503	483	525	502	613	618	869
Earnings before interest, tax, depr. and amort. (EBITDA)	73	175	141	169	149	206	231	367
Earnings before interest and tax (EBIT)	36	137	99	126	108	162	184	321
Earnings before tax (EBT)	61	197	131	123	115	178	208	423
Tax for the period	11	21	26	(76)	35	53	62	(333)
Profit/loss of continuing activities for the period	**50**	**176**	**105**	**199**	**80**	**125**	**146**	**756**
Profit/loss of discontinuing activities for the period	(6)	(14)	(13)	(21)	1	0	11	13
Profit/loss for the period	**44**	**162**	**92**	**178**	**81**	**125**	**157**	**769**
CASH FLOW								
Cash flow from operating activities	132	491	150	958	299	(31)	387	717
Cash flow from investing activities	(56)	(32)	13	131	(46)	(35)	(201)	(115)
SEGMENT REPORTING								
Cement								
Turnover	1,538	1,600	1,654	2,045	1,459	1,828	1,959	2,437
EBITDA	55	109	67	58	107	119	94	214
EBIT	33	86	44	33	85	92	72	188
EBT	41	98	67	44	95	111	104	289
Contribution ratio	16.1%	18.9%	17.9%	13.5%	21.3%	20.0%	16.7%	21.0%
EBITDA ratio	3.6%	6.8%	4.1%	2.8%	7.3%	6.5%	4.8%	8.8%
EBIT ratio	2.1%	5.4%	2.7%	1.6%	5.8%	5.0%	3.7%	7.7%
EBT ratio	2.7%	6.1%	4.1%	2.2%	6.5%	6.1%	5.3%	11.9%
Minerals								
Turnover	335	468	544	798	590	720	868	1,098
EBITDA	4	31	19	63	30	52	75	127
EBIT	1	27	16	59	25	49	66	118
EBT	4	27	15	54	27	52	63	127
Contribution ratio	15.8%	17.1%	13.6%	16.8%	16.6%	16.0%	18.0%	21.3%
EBITDA ratio	1.2%	6.6%	3.5%	7.9%	5.1%	7.2%	8.6%	11.6%
EBIT ratio	0.3%	5.8%	2.9%	7.4%	4.2%	6.8%	7.6%	10.7%
EBT ratio	1.2%	5.8%	2.8%	6.8%	4.6%	7.2%	7.3%	11.6%
Dansk Eternit Holding								
Turnover	252	314	319	262	236	312	341	327
EBITDA	22	36	23	21	23	43	44	18
EBIT	13	26	13	9	11	31	32	7
EBT	11	27	12	6	9	27	29	4
Contribution ratio	33.7%	33.8%	29.8%	34.4%	35.2%	36.0%	33.0%	31.8%
EBITDA ratio	8.7%	11.5%	7.2%	8.0%	9.7%	13.8%	12.9%	5.5%
EBIT ratio	5.2%	8.3%	4.1%	3.4%	4.7%	9.9%	9.4%	2.1%
EBT ratio	4.4%	8.6%	3.8%	2.3%	3.8%	8.7%	8.5%	1.2%

36. List of Group companies

Company name	Country	Currency	Nominal share capital (000's)	Direct Group holding
FLSmidth & Co. A/S	Denmark	DKK	1,064,000	100%
FLS Real Estate A/S	Denmark	DKK	3,100	100%
FLS Plast A/S	Denmark	DKK	1,500	100%
NL 1998 A/S	Denmark	DKK	500	100%
Engineering UK Holdings Ltd. (under liquidation)	United Kingdom	GBP	16,150	100%
FLS Energy A/S	Denmark	DKK	5,000	100%
DEF 1994 A/S	Denmark	DKK	1,000	100%
Aktieselskabet af 1. januar 1990, Valby	Denmark	DKK	500	100%
Igrene MP A/S	Denmark	DKK	500	100%
FFE Invest A/S	Denmark	DKK	25,000	100%
Redep A/S (tidl. Pedershaab A/S)	Denmark	DKK	500	100%
Pedershaab GmbH (under liquidation)	Germany	EUR	266	100%
SLF Romer XV ApS	Denmark	DKK	125	100%
VA77 af 25. november 2004 ApS	Denmark	DKK	250	100%
FLS miljø a/s	Denmark	DKK	12,000	100%
FLS miljo Inc.	United States	USD	13,440	100%
FLS miljø Ltd.	United Kingdom	GBP	3,753	100%
FFE Minerals Denmark A/S	Denmark	DKK	11,000	100%
FFE Minerals Holding Aps	Denmark	DKK	0	100%
ABON Engineering Pty. Ltd.	Australia	AUD	6	100%
FFE Minerals Canada Ltd.	Canada	CAD	1	100%
FFE Canada International Trading Corp.	Canada	CAD	0	100%
FFE Minerals Australia Pty. Ltd.	Australia	AUD	100	100%
FFE Minerals Chile S.A.	Chile	CLP	3,155,150	100%
FFE Minerals India Private Limited	India	INR	10,000	100%
FFE Minerals Mexico S.A. de C.V.	Mexico	MXN	8,693	100%
FFE Minerals South Africa (Pty.) Ltd.	South Africa	ZAR	40	100%
FFE Minerals Buffalo (Pty) Ltd.	South Africa	ZAR	41	100%
FFE Minerals-Vecor (Pty) Limited	South Africa	ZAR	22	100%
Densit A/S	Denmark	DKK	4,000	100%
Densit Asia Pacific Sdn. Bhd.	Malaysia	MYR	500	100%
Densit USA Inc.	United States	USD	0	100%
Euco Densit LLC •	United States	USD	688	40%
Dansk Eternit Holding A/S	Denmark	DKK	83,000	100%
Cembrit B.V.	Netherlands	EUR	31	100%
Cembrit CZ, a.s.	Czech Republic	CZK	486,240	91%
BNT, s.r.o	Czech Republic	CZK	100	100%
Cembrit Polska Sp. z o.o.	Poland	PLN	150	100%
Cembrit Blunn Limited	United Kingdom	GBP	500	100%
Cembrit IBS B.V.	Netherlands	EUR	18,000	100%
Cembrit SFS s.r.o.	Slovakia	SKK	210,000	100%
Dansk Eternit A/S	Denmark	DKK	21,000	100%
Eternit South Eastern Europe Holding GmbH	Austria	EUR	35	50%
Eurocem Vertrieb Europäischer Bauprodukte GmbH	Germany	EUR	79	100%
Interfer S.A.S.	France	EUR	336	100%
Izopol S.A.	Poland	PLN	24,806	100%
Kotlownia Izopol Zaklad Gospodarki Cieplnej i Wodnej Sp. z.o.o.	Poland	PLN	4,587	100%
Oy Minerit AB	Finland	EUR	1,686	100%
Norsal as	Norway	NOK	500	100%
Tepro Byggmateriel AB	Sweden	SEK	600	100%

Company name	Country	Currency	Nominal share capital (000's)	Direct Group holding
FLSmidth A/S	Denmark	DKK	400,000	100%
Bhagwati Designs Pvt. Ltd.	India	INR	100	100%
Dan Indian Holding ApS	Denmark	DKK	1,000	100%
FLSmidth Private Limited	India	INR	118,433	100%
FLSmidth Infotech Private Limited	India	INR	2,503	100%
FLSmidth Portugal (Lda) (under liquidation)	Portugal	EUR	45	100%
FLSmidth Cia, Argentina S.A. (under liquidation)	Argentina	USD	12	100%
FLSmidth S.A.	Spain	EUR	6,311	100%
FLSmidth (Pty) Ltd.	South Africa	ZAR	50	100%
FLSmidth & C. Italiana S.r.l.	Italy	EUR	13	100%
FLSmidth (Jersey) Limited	United Kingdom	EUR	80	100%
FLSmidth Ireland Limited	Ireland	EUR	0	100%
FLSmidth Polska Sp. z.o.o.	Poland	PLN	800	100%
FLSmidth Ltda.	Brazil	BRL	5,725	100%
FLSmidth S.A.S.	France	EUR	454	100%
FLSmidth Ltd.	United Kingdom	GBP	1,500	100%
PT Fajar Laksana Sejahtera	Indonesia	IDR	3,500,000	100%
FLSmidth Machinery Industry (Qingdao) Ltd.	China	CNY	39,962	100%
FLSmidth Machinery Trade Co. Ltd.	China	CNY	2,000	100%
FLSmidth Slovakia s.r.o.	Slovakia	SKK	200	100%
FLSmidth (Thailand) Ltd. A/S	Denmark	DKK	1,500	100%
International Holding Company A/S	Denmark	DKK	7,500	100%
FLS Pakistan (Pvt) Ltd.	Pakistan	PKR	94,556	100%
FLSmidth Airloq A/S	Denmark	DKK	500	100%
Autec Spol. s.r.o. •	Czech Republic	CZK	9,355	35%
FLS Automation Australia Pty Ltd.	Australia	AUD	1	100%
FLS Automation South Africa (Pty) Ltd	South Africa	ZAR	2,000	100%
FLS Automation Italy •	Italy	EUR	99	45%
FLS US Holdings, Inc.	United States	USD	0	100%
FLSmidth Airtech Inc.	United States	USD	1	100%
Advanced Filtration Technologies LLC	United States	USD	1	100%
FLS Automation Inc.	Unites States	USD	10	100%
Smidth & Co.	United States	USD	90	100%
FLSmidth Inc.	United States	USD	10	100%
FBH, LLC	United States	USD	0	100%
FLSmidth S.A. de C.V.	Mexico	MXN	10,012	100%
Fuller Capital Credit Corporation (under liquidation)	United States	USD	1	100%
General-Fuller International Corp.	United States	USD	1	100%
Fuller International Inc.	United States	USD	1	100%
Fuller Middle East Limited	United States	USD	1	100%
FMSC group Inc. (under liquidation)	United States	USD	1	100%
Fuller Company	United states	USD	1	100%
Fuller International Trading Corp.	United States	USD	1	100%
HTPT Corporation	United States	USD	1	100%
SLS Corporation	Unites States	USD	1	100%
FFE Minerals Corporation	Unites States	USD	1	100%
FFE Minerals USA Inc.	United States	USD	1	100%
Excel Crusher Technologies, LLC	United States	USD	4	100%
Excel Foundry and Machine Inc.	United States	USD	0	100%
FLSmidth Materials Handling A/S	Denmark	DKK	12,000	100%
FLSmidth Holding GmbH	Germany	EUR	260	100%
Möller Materials Handling GmbH	Germany	EUR	1,023	100%
Pfaff AQS GmbH	Germany	EUR	359	100%
Pfaff Maschinebau GmbH	Germany	EUR	77	100%
Pfister GmbH	Germany	EUR	3,962	100%
Pfister Hungaria Kft.	Hungary	HUF	5,140	100%
Pfister GmbH	France	EUR	0	100%
Transweigh India Ltd. •	India	INR	26,200	24%
Pfister Latino Americana Ltda.	Brazil	BRL	100	100%
Pfister North America Inc.	United States	USD	1	100%
MVT Materials Handling GmbH	Germany	EUR	1,499	100%
Fuller Offshore Finance Corp. B.V.	Netherlands	EUR	2,269	100%
Kovako Materials Handling B.V.	Netherlands	EUR	16	100%
Öresund Unloader Design Bureau Holding AB	Sweden	SEK	2,200	100%
Öresund Unloader Design Bureau AB	Sweden	SEK	1,800	100%
Pfister Service GmbH	Germany	EUR	31	100%
Pfister Data GmbH	Germany	EUR	26	100%
MAAG Gear AG	Switzerland	CHF	8,000	100%
MAAG Gear Sp. z.o.o.	Poland	PLN	18,000	100%
Pfister Holding GmbH	Germany	EUR	1,023	100%
Ventomatic A/S	Denmark	DKK	10,000	100%
Ventomatic SpA	Italy	EUR	181	100%
FLSmidth Airtech A/S	Denmark	DKK	50,000	100%
FLSmidth Airtech S.A.S.	France	EUR	300	100%
MGMB AG	Switzerland	CHF	1	100%

• Associated undertakings

All other undertakings are Group undertakings

Parent Company Accounts 2006


877-700-RENT

Parent company profit and loss account

Notes	DKKm	2006	2005
1+2	Administrative costs	59	36
3	Other operating income and costs	43	48
	Earnings before interest, tax, depreciation and amortisation (EBITDA)	**(16)**	**12**
6	Depreciation and write-downs of tangible assets	2	7
	Earnings before interest and tax (EBIT)	**(18)**	**5**
4	Financial income	401	423
4	Financial costs	323	371
	Earnings before tax (EBT)	**60**	**57**
5	Tax for the year	(20)	1
	Profit for the year	**80**	**56**
	To be distributed as follows:		
	Transfer to retained earnings	80	56
		80	**56**
	Proposal for distribution of dividend:		
	Dividend, DKK 7 per share	372	-
	Preferential dividend on DKK 920m class B shares (2005: 6%)	-	55
	Dividend on DKK 144m class A shares (2005: 6%)	-	9
	Additional dividend on A shares and B shares (2005: 9%)	-	96
	Extra dividend on A shares and B shares (2005: 20%)	-	212
		372	**372**

Parent company cash flow statement

DKKm	2006	2005
Cash flow from operating activities		
Earnings before interest, tax, depreciation and amortisation (EBITDA)	(16)	12
Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	0	(12)
Adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)	**(16)**	**(0)**
Change in provisions	0	(7)
Change in working capital	0	(4)
Cash flow from operating activities before financial items and tax	**(16)**	**(11)**
Dividend received from subsidiaries	120	0
Financial payments received and made	(34)	(89)
Corporation taxes paid	17	(1)
Cash flow from operating activities	**87**	**(101)**
Cash flow from investing activities		
Capital increases in subsidiaries	0	(500)
Acquisition of tangible assets	(1)	0
Disposal of intangible and tangible assets	0	14
Disposal of financial assets	33	53
Cash flow from investing activities	**32**	**(433)**
Cash flow from operating and investing activities	**119**	**(534)**
Cash flow from financing activities		
Dividend	(368)	(365)
Capital increase	6,161	0
Acquisition of own shares	(6,397)	(77)
Disposal of own shares	97	51
Changes in net interest-bearing receivables	16	2,111
Cash flow from financing activities	**(491)**	**1,720**
Changes in cash funds	**(372)**	**1,186**
Cash funds at 1 January	2,096	910
Cash funds at 31 December	1,724	2,096

The company's cash funds mainly consist of bank deposits

The cash flow statement cannot be inferred from the published financial information only

Parent company balance sheet

Assets

Notes	DKKm	2006	2005
6	Land and buildings	60	62
6	Operating equipment, fixtures and fittings	1	0
6	**Tangible assets**	**61**	**62**
7	Investments in subsidiaries	2,536	2,574
7	Investments in associated undertakings	0	0
7	Other securities and investments	4	4
8	Deferred tax asset	0	0
	Financial assets	**2,540**	**2,578**
	Total long-term assets	**2,601**	**2,640**
	Amounts owed by subsidiaries	930	792
	Other debtors	106	130
9	**Debtors**	**1,036**	**922**
	Bonds and other securities	1	1
	Securities	**1**	**1**
	Cash funds	**1,724**	**2,096**
	Total short-term assets	**2,761**	**3,019**
	TOTAL ASSETS	**5,362**	**5,659**

Equity and liabilities

Notes	DKKm	2006	2005
	Share capital	1,064	1,064
	Retained earnings	562	982
	Proposed dividend	372	372
	Total shareholders' equity	**1,998**	**2,418**
11	Other provisions	94	94
10	Mortgage debt	122	127
	Long-term liabilities	**216**	**221**
	Mortgage debt	6	11
	Debt to subsidiaries	2,945	2,780
12	Other liabilities	197	229
	Short-term liabilities	**3,148**	**3,020**
	Liabilities	**3,364**	**3,241**
	TOTAL EQUITY AND LIABILITIES	**5,362**	**5,659**

Parent company shareholders' equity

DKKm	Share capital	Retained earnings	Proposed dividend	Total
Shareholders' equity at 1 January 2005	**1,064**	**1,410**	**372**	**2,846**
Profit for the year		56	0	**56**
Adjustment of deferred tax, 1 January		(100)		**(100)**
Other adjustments in shareholders' equity		(5)		**(5)**
Total income for the year		**(49)**	**0**	**(49)**
Dividend paid		0	(365)	**(365)**
Dividend, own shares		7	(7)	**0**
Proposed dividend		(372)	372	**0**
Share-based payment, share options, parent company		1		**1**
Share-based payment, share options, subsidiaries		11		**11**
Disposal of own shares		51		**51**
Acquisition of own shares		(77)		**(77)**
Shareholders' equity at 31 December 2005	**1,064**	**982**	**372**	**2,418**
Profit for the year		80		**80**
Total income for the year		**80**	**0**	**80**
Capital increase in connection with share exchange	477	5,684		**6,161**
Capital decrease in connection with cancellation of own shares	(477)	477		**0**
Dividend paid			(368)	**(368)**
Dividend, own shares		4	(4)	**0**
Proposed dividend		(372)	372	**0**
Share-based payment, share options, parent company		1		**1**
Share-based payment, share options, subsidiaries		6		**6**
Share-based payment, employee shares, parent company		0		**0**
Share-based payment, employee shares, subsidiaries		37		**37**
Disposal of own shares		60		**60**
Acquisition of own shares		(6,397)		**(6,397)**
Shareholders' equity at 31 December 2006	**1,064**	**562**	**372**	**1,998**

Approved, issued and fully paid shares:	53,200,000
Nominal value per share:	DKK 20
Movements in share capital (number of shares):	
Share capital as at 1 January 2002	53,200,000
Capital increase in connection with share exchange in 2006	23,853,048
Cancellation of share capital by use of own shares in 2006	(23,853,048)
Share capital as at 31 December 2006	53,200,000

Each share entitles the holder to one vote and there are no special rights related to the shares.

Own shares (number of shares):	
Own shares as at 1 January 2006 (Annual Report 2006)	999,563
Addition by share exchange and merger with Potagua FLS A/S	24,201,669
Own shares used in exchange for Potagua FLS A/S shares	(347,439)
Own shares used for capital reduction	(23,853,048)
Acquisition of own shares	768,824
Settled share options	(603,987)
Reserved for employees shares in connection with the 125-year anniversary	(103,490)
Own shares as at 31 December 2006	**1,062,092**

Corresponding to 2.00% of the share capital.

See also the Management's review on page 10 regarding the use of own shares.

1. Staff costs

DKKm	2006	2005
Wages and salaries	14	10
Share-based payment	1	1
	15	11
Number of employees at 31 December	3	3

For information regarding remuneration of the Board and Managment, please see note 17 on related parties. The Management of the parent company is eligible to take part in the Group's share option plan. See note 7 to the consolidated accounts.

2. Fees to auditors appointed at the Annual General Meeting

DKKm	2006	2005
Deloitte		
Auditing	1	1
Other services	1	0
	2	1
KPMG		
Auditing	0	1
Other services	0	1
	0	2

3. Other operating income and costs

DKKm	2006	2005
Profit from sale of tangible assets	0	13
Other income	43	35
	43	48

4. Financial income and costs

DKKm	2006	2005
Financial income		
Dividend from subsidiaries	18	0
Reversal of write-down of investments in subsidiaries	76	23
Adjustment for disposals in previous years	1	0
Interest receivable and similar income	51	37
Interest from affiliated undertakings	30	27
Capital gains on securities	0	26
Exchange rate gains	225	310
	401	423
Financial costs		
Write-down of investments in subsidiaries	12	0
Adjustment for disposals in previous years	0	4
Interest payable and other financial costs	10	8
Interest to affiliated undertakings	70	47
Share-based payment	10	8
Foreign exchange losses	221	304
	323	371

5. Tax for the year

DKKm	2006	2005
Tax for the year		
Current tax on the profit/loss for the year	0	1
Adjustment of deferred tax	0	0
Other adjustments, including adjustments in respect of previous years	(20)	0
	(20)	1
Reconciliation of tax		
Tax according to Danish tax rate	17	14
Non-taxable income and non-dedeuctible costs	(29)	(11)
Variance in tax asset valued at nil	12	(2)
Other adjustments, including adjustments in respect of previous years	(20)	0
	(20)	1
Specification of adjustment of deferred tax		
Tangible assets	21	7
Liabilities	(8)	5
Loss carry-forwards	(14)	(4)
Recognised directly in the shareholders' equity	0	(100)
Share of tax assets valued at nil	1	92
	0	0

Settlement of tax in 2006 amounts to: DKK -17m (2005: DKK 1m).

6. Tangible assets

DKKm	Land and buildings	Operating equipment, fixtures and fittings	Total
Cost at 1 January 2006	212	3	215
Additions	0	1	1
Disposals	0	(1)	(1)
Cost at 31 December 2006	212	3	215
Depreciation at 1 January 2006	150	3	153
Disposals	0	(1)	(1)
Depreciation for the year	2	0	2
Depreciation at 31 December 2006	152	2	154
Book value at 31 December 2006	60	1	61

DKKm	Land and buildings	Operating equipment, fixtures and fittings	Total
Cost at 1 January 2005	213	5	218
Disposals	(1)	(2)	(3)
Cost at 31 December 2005	212	3	215
Depreciation at 1 January 2005	143	3	146
Depreciation for the year	7	0	7
Depreciation at 31 December 2005	150	3	153
Book value at 31 December 2005	62	0	62

7. Financial assets

DKKm	Investments in subsidiaries	Investments in associated undertakings	Other securities and investments	Total
Cost at 1 January 2006	5,242	0	4	5,246
Adjustment regarding dividend	(102)			(102)
Cost at 31 December 2006	**5,140**	**0**	**4**	**5,144**
Write-downs at 1 January 2006	2,668	0	0	2,668
Write-downs	12			12
Reversal of write-downs	(76)			(76)
Write downs at 31 December 2006	**2,604**	**0**	**0**	**2,604**
Book value at 31 December 2006	**2,536**	**0**	**4**	**2,540**

DKKm	Investments in subsidiaries	Investments in associated undertakings	Other securities and investment	Total
Cost at 1 January 2005	10,012	128	35	10,175
Additions	500	0	0	500
Disposals	(5,270)	(128)	(31)	(5,429)
Cost at 31 December 2005	**5,242**	**0**	**4**	**5,246**
Write-downs at 1 January 2005	7,961	118	5	8,084
Disposals	(5,270)	(118)	(5)	(5,393)
Reversal of write-downs	(23)	0	0	(23)
Write-downs at 31 December 2005	**2,668**	**0**	**0**	**2,668**
Book value at 31 December 2005	**2,574**	**0**	**4**	**2,578**

Reversal of write-downs in 2006 concerns FLS miljø which is counterbalanced by a similar adjustment related to dividend at cost. Reversal is included in financial income.

The individual subsidiary is considered to be an independent cash flow generating unit.

Value in use as an expression of the recoverable amount is calculated for each cash flow generating unit by discounting the expected future cash flow to net present value. Expected future cash flow is estimated based on management estimates including expected growth rates, etc. The discounting factor is also calculated on the basis of the Management's estimate which includes both general capital market conditions and a specific risk profile (currently 7-9%).

The value in use calculations are composed of discounted expected cash flow for the next four years and a calculated terminal value of cash flow for the subsequent period. In calculating the terminal value a growth rate (0%) estimated by the Management is adopted for each of the cash flow generating units.

8. Deferred tax assets and liabilities

DKKm	2006	2005
Deferred tax concerns		
Tangible assets	75	96
Liabilities	18	10
Loss carry-forwards, etc.	34	20
Share of tax asset valued at nil	(127)	(126)
Deferred tax, net	**0**	**0**
The year's changes in deferred tax assets/liabilities		
Deferred tax asset at 1 January	0	100
Movements via the profit and loss account	0	0
Movements via shareholders' equity, effect of new joint taxation rules	0	(100)
Deferred tax asset at 31 December	**0**	**0**

The part of the company's deferred tax asset expected to be utilised in the future has been recognised. Where deferred tax liabilities exist in the company, they are valued irrespective of the time when they become payable. The deferred tax assets are therefore valued prudently in relation to the deferred tax liabilities.

DKKm	2006	2005
Maturity profile for tax assets valued at nil		
More than five years and of indefinite duration	454	450
	454	450
Tax value of the above amount	127	126

At the time of closing the accounts no major tax cases were pending in FLSmidth & Co. A/S, however see note 18 to the consolidated accounts.

9. Debtors

Debtors falling due after more than one year total DKK 0m (2005: DKK 1m).

Other debtors include fair value of financial contracts (positive value).

10. Mortgage debt

DKKm	2006	2005
Maturity profile of long-term liabilities:		
Between one and two years	6	6
Between two and five years	18	19
More than five years	98	102
	122	**127**

11. Other provisions

DKKm	2006	2005
Other provisions at 1 January	94	100
Application	0	(6)
Other provisions at 31 December	**94**	**94**

Other provisions consist of guarantees and liabilities in connection with disposal of undertakings and activities.

12. Other liabilities

Other liabilities include provisions for Risk Management and fair value of financial contracts (negative value).

13. Charges

DKKm	2006		2005	
	Book value of charged assets	Charge	Book value of charged assets	Charge
Real Estate	60	128	62	138

14. Contingent assets and liabilities

FLSmidth & Co. A/S has provided a guarantee for the supply and operating liabilities of its subsidiary, FLS miljø, in connection with the West Burton and Eggborough desulphurisation projects in the UK. The company has provided guarantees to financial institutions at an amount of DKK 2,644m (2005: DKK 67m).

In connection with the disposal of undertakings normal guarantees, etc. are issued to the acquiring undertaken. A provision is made for estimated losses on such items.

There are no significant contingent assets or liabilities in addition to the above.

As a result of joint taxation with FLSmidth & Co. A/S, Danish Group companies are jointly and generally reliable for joint taxation up to and including the income year 2004.

For further information see note 28 to the consolidated accounts.

15. Financial instruments

The below tables show the principals and fair values of pending transactions at 31 December which have been entered into to hedge currency exposure. All fair values are based on officially fixed quotations, if available, alternatively on prices quoted by banks. Principals are translated at balance sheet date rates of exchange.

Currency hedging
In order to hedge currency risks on the underlying contractual and budgeted payments and currency risks on loans and investments, the Group's in-house bank has entered into forward exchange contracts and currency options. Pending forward exchange contracts at 31 December 2006 appear from the table below.

DKKm	2006	2005
Forward exchange contracts		
Principal of contracts, net*		
USD	(29)	(63)
EUR	46	(222)
DKK	31	517
Other currencies	(48)	(255)
Total	**0**	**(23)**

DKKm	2006	2005
Fair value of forward exchange contracts		(24)

*) In the case of forward exchange contracts, principals at a negative value indicate net sale of the currency concerned and principals at a positive value indicate net purchase of the currency concerned.

Fair value of financial assets and liabilities not measured at fair value
The book value of debtors and long-term debt at 31 December largely corresponds to the fair value.

For further information on financial instruments, see note 30 of the consolidated accounts.

17. Related party transactions

Related parties include the parent company's Board of Directors and Management and the affiliated and associated companies comprised by the FLSmidth & Co. Group.

In 2005 and 2006, there were no transactions with related parties which were not included in the consolidation of the Group, nor were there any transactions with associated undertakings.

Trade between the parent company, FLSmidth & Co. A/S, and affiliated companies consisted of the following:

DKKm	2006	2005
Sale of services	48	34
Purchase of services	10	5
Financial income	30	27
Financial costs	70	47
Debtors	930	792
Liabilities	2,945	2,780

Parent company sale of services consists of managerial services and insurance services. These transactions are carried out on market terms and at market prices. The parent company purchase of services mainly consists of financial, legal and tax assistance from FLSmidth A/S.

Financial income and costs are attributable to the FLSmidth & Co. A/S Group's in-house Treasury function which is performed by the parent company, FLSmidth & Co. A/S. Debtors and liabilities are mainly attributable to this activity.

With regard to the security provided by the parent company to related parties, see note 14 above.

Remuneration of the parent company Board and Management

DKKm	2006	2005
Remuneration of the Board of Directors		
Remuneration of the Board of Directors	5	4
Total remuneration of the Board of Directors	**5**	**4**
Remuneration of the Management		
Wages and salaries	14	10
Share-based payment	1	1
Total remuneration of the Management	**15**	**11**

Reference is made to note 33 to the consolidated accounts for remuneration of the Board and Management.

16. Net interest-bearing receivables/(debt)

Net interest-bearing receivables by currencies and interest rate structure:

Principal in DKKm/interest rate p.a.		USD/interest		EUR/interest		DKK/interest		Other/interest		2006 Total	2005 Total
Within one year	Assets	67	5.3%	915	3.7-4.5%	1,300	0.5-4.6%	314	2.7-10.2%	2,596	2,860
	Liabilities	(142)	4.8-5.3%	(1,314)	3.1-3.8%	(1,400)	1.7-3.0%	(223)	1.5-5.8%	(3,079)	(2,921)
Total within one year		**(75)**		**(399)**		**(100)**		**91**		**(483)**	**(61)**
Between one and five years	Assets										1
	Liabilities										
Total between one and five years											**1**
After more than five years	Assets										
	Liabilities										
Total after more than five years											
Total net interest-bearing receivables/(debt)		**(75)**		**(399)**		**(100)**		**91**		**(483)**	**(60)**

The above maturities indicate the extent to which and in which currencies the interest is fixed in the intervals stated. The cash maturity profile of the debt is not reflected here.

FLSmidth & Co. A/S
Vigerslev Allé 77
DK-2500 Valby
Denmark
Tel: +45 36 18 18 00
Fax: +45 36 44 11 46
corppr@flsmidth.com
www.flsmidth.com
CVR No. 58180912

FLSmidth
Vigerslev Alle 77
DK-2500 Valby
Denmark
Tel: +45 36 18 10 00
Fax: +45 36 30 18 20
info@flsmidth.com
www.flsmidth.com

FLSmidth Customer Services
Vigerslev Alle 77
DK-2500 Valby
Denmark
Tel: +45 36 18 10 00
Fax: +45 36 44 11 19
info@flsmidth.com
www.flsmidth.com

FLSmidth Automation
Høffdingsvej 34
DK-2500 Valby
Denmark
Tel: +45 36 18 27 00
Fax: +45 36 18 27 99
flsa@flsautomation.com
www.flsautomation.com

FLSmidth Airtech
Ramsingsvej 30
DK-2500 Valby
Denmark
Tel: +45 36 18 20 00
Fax: +45 36 18 20 30
info@flsairtech.com
www.flsairtech.com

Pfister
Stätzlinger Straße 70
D-85165 Augsburg
Germany
Tel: +49 821 7949 528
Fax. +49 821 7949 524
holding@pfister.de
www.pfister.de

Ventomatic
Via G. Marconi, 20
I-24030 Valbrembo, Bergamo
Italy
Tel: +39 035 468 311
Fax. +39 035 460 838
vento@ventomatic.it
www.ventomatic.it

MAAG Gear
Sulzer-Allee 46
CH-8404 Winterthur
Switzerland
Tel: +41 52 262 8811
Fax. +41 52 262 8917
maag-gear@maag-gear.ch
www.maag-gear.com

FFE Minerals
3235 Schoenersville Road
Bethlehem, PA18017-2103
USA
Tel: +1 610 264 6900
Fax. +1 610 264 6996
www.ffeminerals.com

Dansk Eternit Holding
Sohngårdsholmsvej 2
DK-9000 Aalborg
Denmark
Tel: +45 99 37 22 22
Fax:+45 99 37 23 22
info@deh.dk
www.deh.dk

Densit
Rørdalsvej 44
DK-9100 Aalborg
Denmark
Tel: +45 98 16 70 11
Fax: +45 99 33 77 88
info@densit.dk
www.densit.com

END

FL